Exhibit 99.2
James Hardie Industries SE
INDEX TO ANNUAL REPORT
PREPARED UNDER DUTCH GAAP
31 March 2010
Table of Contents

Directors’ Report 2010	2

2010 Remuneration Report	6

Management Discussion and Analysis	40

Risks	56

Board Directors	71

Corporate Governance	74

Consolidated Financial Statements

Consolidated balance sheet as at 31 March 2010 and 2009	94

Consolidated profit and loss account 2010 and 2009	96

Consolidated cash flow statement 2010 and 2009	97

Notes to the consolidated balance sheet and profit and loss account	98

Company Financial Statements

Balance sheet as at 31 March 2010 and 2009	134

Profit and loss account 2010 and 2009	135

Notes to the balance sheet and profit and loss account	136

Other information	142

Profit appropriation according to the Articles of Association	142

Proposed profit appropriation	142

Subsequent Events	142

Auditor’s Report	143

Directors’ Report 2010
James Hardie Industries SE and Subsidiaries
Your Board of directors present their report on the consolidated entity consisting of James Hardie Industries SE (JHI SE) and its controlled entities (collectively referred to as the company) for the year ended 31 March 2010.
Directors
For most of fiscal year 2010, James Hardie had a multi-tiered board structure. Until completion of Stage 1 of the Re-domicile on 19 February 2010, this consisted of a Joint Board, a Supervisory Board and a Managing Board. Following completion of Stage 1 of the Re-domicile, the Managing Board remained in place but the Joint Board ceased to exist and all of its responsibilities were assumed by the Supervisory Board. Since completion of Stage 2 of the Re-domicile on 17 June 2010, the company has had a single Board.
At the date of this report the directors are: Michael Hammes (Chairman), Donald McGauchie (Deputy Chairman), Brian Anderson, David Dilger, David Harrison, James Osborne, Rudy van der Meer and Louis Gries (CEO).
Changes in James Hardie Boards between 1 April 2009 and the date of this report were:
–	Mr David Dilger was appointed to the Joint and Supervisory Boards effective 2 September 2009 (US time);

–	Mr Hammes, Mr McGauchie, Mr Anderson, Mr Dilger, Mr Harrison, Mr Osborne and Mr van der Meer ceased to be members of the Joint Board on 19 February 2010 when the Joint Board ceased to exist; and ceased to be members of the Supervisory Board and became members of the single Board of directors on 17 June 2010 when the Supervisory Board ceased to exist; and

–	Mr Gries, Mr Chenu and Mr Cox ceased to be members of the Managing Board on 17 June 2010 when the Managing Board ceased to exist, but continue in their executive roles.
Directors’ qualifications, experience, special responsibilities, period in office and directorships of other publicly listed companies are set out in the directors’ profiles on pages 71-73 of this annual report.
Attendance at meetings
Directors’ attendance at James Hardie Board meetings during the fiscal year ended 31 March 2010 is recorded on page 78, within the Corporate Governance Report of this annual report.
Principal activities
The principal activities of the company during fiscal year 2010 were the manufacture and marketing of fibre cement products in the USA, Australia, New Zealand, the Philippines and Europe.
Review and results of operations
A review of the company’s operations during the fiscal year and of the results of those operations is contained in Management’s Discussion and Analysis on pages 40–55 of this annual report.
Significant changes in state of affairs
On 21 August 2009, shareholders approved Stage 1 of a two-stage re-domicile proposal (together, the Re-domicile) to move the company’s corporate domicile from The Netherlands to the Republic of Ireland (Ireland).
Following this vote, on 19 February 2010, James Hardie completed its transformation from an NV to an SE registered in The Netherlands (Stage 1).

Post fiscal year events
Re-domicile
On 2 June 2010, shareholders approved Stage 2 of the Re-domicile to transform James Hardie Industries SE to an Irish SE by moving the corporate domicile from The Netherlands to Ireland.
Following this vote, on 17 June 2010, the company moved its corporate domicile to Ireland and became subject to Irish law in addition to the Council of the European Union’s Regulation on the Statute for a European Company regulations governing an SE.
Debt Facilities
On 16 June 2010, US$161.7 million of the company’s term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. The company did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid in June 2010 by using longer term facilities.
Financial position, outlook and future needs
The financial position, outlook and future needs of the company are set out in Management’s Discussion and Analysis, on pages 40–55 of this annual report.
Dividends
No dividends or distributions were recommended by the Board or paid to shareholders in fiscal year 2010.
The company announced on 20 May 2009 that it would omit a dividend for fiscal year 2009 to conserve capital and that, until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, it is anticipated the company will continue to omit dividends in order to conserve capital. On 27 May 2010, the company confirmed that this remains its position.
Environmental regulations and performance
Protecting the environment is critical to the way the company does business, and we continue to seek ways to use materials and energy more efficiently and to reduce waste and emissions.
Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve the company’s performance and systems with training, regular review, improvement plans and corrective action as priorities.
The manufacturing and other ancillary activities conducted by the company are subject to licenses, permits and agreements issued under environmental laws that apply in each location.
Under the applicable licenses, permits and trade waste agreements, discharges to water and air and noise emissions are to be maintained below specified limits.
In addition, dust and odour emissions from sites are regulated by local government authorities. The company employs dedicated resources and appropriate management systems at each site to ensure that our obligations are met. These resources are also employed to secure improvements in our systems and process.
Solid wastes are removed to licensed landfills. Programs, including expanded recycling programs, are in place to reduce waste that presently goes to landfills.
Corporate Governance
Details of JHI SE’s corporate governance policies and procedures, including information about the roles, structure and Charters of the Board Committees, are set out on pages 74–92 of this annual report.

Company Secretary
The company secretary until 29 June 2010 was Robert Cox. On 29 June 2010, Marcin Firek became company secretary.
Mr Firek has been employed by James Hardie as Legal Counsel and Company Secretary — Australia since 2006. Mr Firek is a member of the Institute of Chartered Secretaries of Australia and has over 13 years experience in legal practice.
Remuneration of directors and senior executives
The summary of the Board’s remuneration policy and practices between 1 April 2009 and 31 March 2010 is set out within the Remuneration Report in this annual report starting on page 6.
The company has produced, and submitted for non-binding shareholder approval, a remuneration report for some years, and currently, intends to continue to do so. Taking into consideration the company’s large Australian shareholder base, the company has voluntarily elected to provide the information in sections 2 and 8 to 10 of this report, which are intended to provide information similar to that provided by Australian listed companies in their remuneration reports.
Changes in directors’ interests in JHI SE securities
Changes in directors’ relevant interests in JHI SE securities between 1 April 2009 and 31 March 2010 are set out on page 38, in the Remuneration Report in this annual report.
Options and restricted stock units
No options were granted during fiscal year 2010.
The company uses restricted stock units (RSUs) over its CUFS listed on the ASX for its long-term incentive compensation. Details of RSUs granted to the CEO and senior executives during the fiscal year are set out in the Remuneration Report on page 30 of this annual report. Details of options exercised and RSUs vested during the fiscal year are set out in Note 5.3 to the consolidated financial statements, starting on page 120 of this annual report.
Options changes between 31 March 2010 and 29 July 2010 are set out below. Options changes during the period 1 April 2009 to 31 March 2010 are set out in Note 5.3 to the consolidated financial statements starting on page 120 of this annual report.

Range of	Number of options	Options cancelled	Options exercised for equal	Number of options
exercise prices	outstanding at	1 April to	number of shares/CUFS	outstanding at
Prices A$	31 March 2010	29 July 2010	1 April to 29 July 2010	29 July 2010

$3.09	115,140	—	—	115,140
$5.06	254,309	—	—	254,309
$5.99	1,523,250	—	—	1,523,250
$6.30	93,000	—	—	93,000
$6.38	2,638,729	—	(12,489)	2,626,240
$6.45	796,500	—	—	796,500
$7.05	1,758,250	—	—	1,758,250
$7.83	1,016,000	—	—	1,016,000
$8.35	151,400	—	—	151,400
$8.40	2,646,560	(21,475)	(21,475)	2,603,610
$8.53	1,090,000	—	—	1,090,000
$8.90	2,321,100	(19,500)	(19,500)	2,282,100
$9.50	40,200	—	—	40,200

Total	14,444,438	(40,975)	(53,464)	14,349,999

RSU changes between 31 March 2010 and the date of this report are set out below. RSU changes during the period 1 April 2009 to 31 March 2010 are set out in Note 5.3 to the consolidated financial statements starting on page 120 of this annual report.

Number of				Number of
outstanding				outstanding
RSUs at	RSUs	RSUs	RSUs	RSUs at
31 March 2010	Cancelled	Vested	Granted	29 July 2010

4,736,721	(233,706)	(538,699)	807,457	4,771,773
Insurance and indemnification of directors and officers
Like most publicly-listed companies, JHI SE provides insurance and indemnities to its directors, officers and senior executives. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.
The company’s Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Board director or the company secretary and our employees and any other person deemed by the Board to be an agent of the company, who suffers any loss as a result of any action in discharge of their duties, provided they acted in good faith in carrying out their duties. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in performing their duties.
The company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are or who have been officers or directors of the company or its subsidiaries. The indemnities provided are consistent with the Articles of Association and relevant laws.
Auditors
The company prepared its annual accounts for fiscal year 2010 in accordance with Dutch GAAP and US GAAP. Each set of accounts is audited by an independent registered public accounting firm in the countries concerned. The independent registered accounting firms have provided the company with a declaration of their independence.
From fiscal year 2011 onwards, the company will prepare its annual accounts in Irish GAAP and US GAAP. The annual accounts will also include a report of an independent accountant.
Non-audit services
The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for each individual service, receives prior approval by the Audit Committee. Particulars of non-audit service fees paid to JHI SE’s external auditor, Ernst & Young LLP, for fiscal year 2010 are set out on page 140 of this annual report.
The Board is satisfied that the provision of these non-audit services by the auditor during fiscal year 2010 is compatible with the appropriate standards of independence for auditors applicable to the company and its auditors. The Board is satisfied, on the basis of the company’s policies for review and pre-approval of all non-audit services and the auditor’s statements of their continued independence of the company, that the provision of these non-audit services by the auditor did not compromise their independence. This statement has been made in accordance with advice provided, and a resolution approved, by the Audit Committee.
Other disclosures
Readers are referred to the company’s Form 20-F document which is filed with the US SEC annually, and which contains additional disclosures prescribed by the SEC. The Form 20-F filing can be accessed through the Investor Relations area of the company’s website (www.jameshardie.com), or obtained from the company’s Corporate Headquarters in Ireland or Regional Office in Sydney.

2010 REMUNERATION REPORT
This remuneration report explains James Hardie’s approach to remuneration, and has been adopted by the Board on the recommendation of the Remuneration Committee.
Sections 1–7 of this report describe the remuneration policy for the senior executives (which in this report include the members of the Managing Board and the CEO’s US-based direct reports). Although we ceased to be a Dutch Societas Europaea company and became an Irish Societas Europaea company on 17 June 2010, we have prepared a Dutch annual report for fiscal year 2010 and therefore have included in section 11 of this report a description of the company’s departures from the Best Practice Provisions in the Dutch Code on Corporate Governance (Dutch Code), and the reasons for these.
The company has produced, and submitted for non-binding shareholder approval, a remuneration report for some years, and currently, intends to continue to do so. Taking into consideration the company’s large Australian shareholder base, the company has voluntarily elected to provide the information relating to remuneration of the company’s senior executives for fiscal year 2010 in sections 2 and 8 to 10 of this report, which is intended to provide information similar to that provided by Australian incorporated listed companies in their remuneration reports. In addition, although also not required under the ASX Corporate Governance Council Principles and Recommendations or section 300A of the Corporations Act, the company has voluntarily elected in section 6 of this report to provide shareholders with an outline of the company’s proposed remuneration framework for fiscal year 2011.
During fiscal year 2010, the Remuneration Committee retained Towers Watson, formerly called Towers Perrin (in the United States) and Guerdon Associates (in Australia) as its independent advisers. In addition, the company retained Hewitt Associates as its compensation external remuneration advisor.
References in this document to the Managing or Supervisory Board are references to those Boards of James Hardie as a NV and later a Dutch Societas Europaea company.
1. APPROACH TO CEO, SENIOR EXECUTIVE AND MANAGING BOARD REMUNERATION
1.1 Objectives
James Hardie’s compensation philosophy is to provide competitive compensation, compared with US companies, that emphasises operational excellence and shareholder value creation through long and short-term incentives which link executive remuneration with the interests of shareholders and attract, motivate and retain high-performing executives.
The company’s executive remuneration framework is based on a pay-for-performance policy that differentiates compensation amounts based on an evaluation of performance in two basic areas: business and individual.
1.2 Policy
Compensation is managed to align compensation received with performance achieved relative to peers.
Compensation packages for senior executives comprise fixed salary benefits (Fixed Remuneration) and variable performance pay, based on both short-term incentives (STI) and long-term incentives (LTI) (Variable Remuneration).
The company’s policy is for fixed pay and benefits for senior executives to be positioned at the market median and total target direct compensation (comprising salary and target STI and LTI) to be positioned at the market 75th percentile if stretch target performance goals are met.
Performance hurdles for target STI and LTI payments are set in the expectation that the company will deliver results in the top quartile of its listed US building products peer group companies. If the relevant performance hurdles are not met, the amount payable under the STI and LTI targets will be less.

1.3 Setting remuneration packages
Remuneration and individual packages for the CEO and senior executives are evaluated by the Remuneration Committee annually to make sure that they continue to achieve the company’s objectives and are competitive with developments in the market. Changes to the remuneration framework are recommended by the Remuneration Committee to the Board from time to time.
The Board makes the final remuneration decisions concerning remuneration for the CEO and senior executives. The CEO’s remuneration package is reviewed by the Remuneration Committee, which recommends any changes to the Board for final approval. The CEO makes recommendations to the Remuneration Committee on the remuneration packages of the senior executives, which in turn makes recommendations to the Board. Remuneration decisions are based on the company’s remuneration policy and framework, and take into account the individual’s competencies, skills and performance; the specific roles and responsibilities of the relevant position; advice received by the Remuneration Committee from external independent compensation advisers; and other practices specific to the markets in which the company operates and countries in which the executive is based, or was based prior to any relocation.
Each year the Remuneration Committee reviews and approves a list of peer group companies which it uses for comparison purposes in setting remuneration (Fixed and Variable Remuneration at target and at maximum as well as actual payouts for Variable Remuneration) for the CEO and the company’s senior executives. As the company’s main business and most of its senior executives are in the US, the peer group used by the company is US listed companies exposed to the US housing market.
At the end of fiscal year 2010 the Remuneration Committee commissioned Towers Watson to conduct a comprehensive benchmarking survey of the compensation positioning of the CEO, senior executives and the next level of management. That review indicated that the CEO’s Variable Remuneration had fallen below the Board’s target levels and recommended an increase in his STI and LTI targets, which will apply in fiscal year 2011. However, it is expected that further adjustments will need to be applied to the CEO’s LTI target levels beyond fiscal year 2011 in order to bring his total target Variable Remuneration in line with the Board’s policy. That review also indicated that senior executive Fixed Remuneration is around the Board’s market median target levels and therefore most of the company’s senior management, including the CEO, will not receive any base salary increases for fiscal year 2011 in the absence of a change in the scope of their role.
1.4 Senior executives
The remuneration policy for senior executives is the same irrespective of whether they were or were not members of the Managing Board. For the purpose of this report, the company will report the remuneration details of the following senior executives:
Senior executives:
–	Louis Gries, Chief Executive Officer and Chairman of the Managing Board[1]

–	Russell Chenu, Chief Financial Officer and member of the Managing Board[2]

–	Robert Cox, General Counsel and member of the Managing Board[3]

–	Mark Fisher, Executive General Manager — International[4]

–	Nigel Rigby, Executive General Manager — USA[5]

[1]	From 1 April 2009 to 17 June 2010 Louis Gries was Chairman of the Managing Board. Mr Gries remains an executive employed by the company.

[2]	From 1 April 2009 to 17 June 2010 Russell Chenu was a member of the Managing Board. Mr Chenu remains an executive employed by the company.

[3]	From 1 April 2009 to 17 June 2010 Robert Cox was a member of the Managing Board. Mr Cox remains an executive employed by the company.

[4]	From 1 April 2009 to the beginning of 2010 Mark Fisher was Vice President — Research and Development.

[5]	From 1 April 2009 to the beginning of 2010 Nigel Rigby was Vice President — General Manager Eastern Division.

1.5 Stock ownership guidelines
The Remuneration Committee believes that senior executives should hold James Hardie stock to further align their interests with those of the company’s shareholders. The company has adopted stock ownership guidelines for the senior executives which require them to accumulate the following holdings in the company over a period of five years from 1 April 2009:

Position	Multiple of base salary

Chief Executive Officer	3x
Chief Financial Officer and General Counsel	1.5x
Other senior executives	1x
Until the guideline has been achieved, a senior executive is required to retain at least 75% of shares obtained under the company’s long-term equity incentive plans, by exercising of options or vesting of restricted stock units (RSUs) (net of taxes and other costs).
Even after the guideline has been achieved, senior executives will be required to retain at least 25% of stock obtained under the company’s long-term equity incentive plans by exercising of options or vesting of RSUs (net of taxes and other costs).
Details of the company’s policy regarding employees hedging James Hardie shares or grants under various equity incentive plans are set out on page 85 of the Corporate Governance Report within this annual report.
2. STRUCTURE AND OVERVIEW OF REMUNERATION PACKAGES
The proportions of the Fixed and Variable Remuneration components of James Hardie’s remuneration packages, based on actual remuneration received for performance in fiscal year 2010, are shown in the following table:

	Fixed
	Remuneration(1)	Variable Remuneration
	Salary, Non-cash
	Benefits,
	Superannuation,	STI		Scorecard	Total
	401(k) etc	Incentive (2)	Equity (RSUs) (3)	LTI (4)	Variable
	%	%	%	%	%

Senior executives, including Managing Board

Louis Gries	18	21	43	18	82
Russell Chenu	46	10	31	13	54
Robert Cox	26	19	40	15	74
Mark Fisher	25	23	36	16	75
Nigel Rigby	24	24	36	16	76

1	See section 4 of this report.

2	See section 3 of this report. This includes short-term incentive paid in Performance Shares to current senior executives under the Executive Incentive Plan in June 2010 for performance in fiscal year 2010.

3	See section 3 of this report. This includes long-term incentive paid under the Long Term Incentive Plan with Relative TSR RSUs granted in September and December 2009 and Executive Incentive Program RSUs granted May 2010 for performance in fiscal year 2010. This amount includes the actual value received in respect of fiscal year 2010 rather than the value used for accounting purposes.

4	See section 3 of this report. This includes awards of Scorecard LTI under the Long Term Incentive Plan granted in June 2010. This amount includes the actual value received in respect of fiscal year 2010 rather than the value used for accounting purposes.

3. VARIABLE REMUNERATION IN FISCAL YEAR 2010
3.1 Overview of Variable Remuneration in fiscal year 2010
Senior executives are eligible to participate in one or more incentive plans containing Variable Remuneration. Eligibility for inclusion in a plan does not guarantee participation in any future year and participation of any division/business unit in a plan is at the discretion of the CEO. Variable remuneration is at risk and consists of STIs and LTIs earned by meeting or exceeding specified performance goals. The company’s Variable Remuneration incentive plans for senior executives in fiscal year 2010 are set out below:

Duration	Plan Name	Form of Incentive	Further Details

Short-term incentive (1-3 years)	Executive Incentive Plan	Performance Shares	Section 3.3.1(b) below
		RSUs with vesting deferred for two years and subject to the Scorecard (Executive Incentive Program RSUs)	Sections 3.2 and 3.3.1(c) below

	Individual Performance Plan (IP Plan)	Performance Shares	Section 3.3.1(d) below

Long-term incentive (3-5 years)	Long Term Incentive Plan (LTIP)	RSUs with relative TSR[1] performance hurdles (Relative TSR RSUs)	Section 3.3.2(a) below

		Cash payment based on share price performance and subject to the Scorecard (Scorecard LTI)	Section 3.2 and 3.3.2(b) below

1	TSR refers to Total Shareholder Return.
3.2 Scorecard
In fiscal year 2010 the Board introduced a Scorecard as a component of some of its Variable Remuneration plans to ensure management focus on financial, strategic, business, customer and people components important to long-term creation of shareholder value. The Scorecard reflects a number of key objectives and the outcomes the Board expects to see achieved in these components. Although most of the components in the Scorecard have quantitative targets, the company has not allocated a specific weight to any of the components and the final Scorecard assessment will involve an element of judgment by the Board. The Board may also give different weights to different components when weighing Executive Incentive Program and Scorecard LTI results. Individual senior executives may receive different ratings depending on their contribution to achieving the Scorecard components. The Board will monitor progress against the Scorecard annually.
The Scorecard will be applied to Executive Incentive Program RSUs (granted after one year as a result of short-term performance, but deferred for two more years for final assessment) and Scorecard LTI (a cash payment three years from the grant date directly tied to the company’s share price).
When the Scorecard for fiscal year 2010 LTI grants is applied at the conclusion of fiscal year 2012, senior executives may receive all, some, or none of their awards under these plans. The Scorecard can only be applied by the Board to exercise negative discretion. It cannot be applied to enhance the maximum reward that can be received.
The primary components of the Scorecard for fiscal year 2010, and the reasons the Board considers these components are appropriate, are set out below. An overview of management’s performance in fiscal year 2010 against the measures in the Scorecard is set out in section 5.4 of this report. Further details of the Scorecard, including the method of measurement, historical performance against the proposed measures and the Board’s expectations, were set out in the 2009 Notice of Meetings.

Measure	Reasons

US Primary Demand Growth	A key strategy for the company is to maximise its market share growth/retention of the exterior cladding market for new housing starts and for repair and remodel segments, which it does by growing fibre cement’s share of the exterior siding market and by maintaining the company’s share of the fibre cement category.

US Product Mix Shift	The company aims to maintain its leadership position across the fibre cement category of the exterior siding market by developing new products/marketing/manufacturing approaches that will result in an improved mix of our products and gross margins.

US Zero to Landfill	This measure is a primary contributor to the company’s environmental goals and improving material yield will reduce manufacturing costs. In addition, achieving important environmental, social and governance (ESG) goals reduces risk.

Safety	Safety of company employees is an essential ESG measure.

Legacy Issues	Resolution of these issues is a fundamental component of the company’s ESG goals, paving the way to lower risk and more certainty for all stakeholders.

Strategic Positioning	Developing and, as appropriate, implementing, alternative strategic actions for sustainable growth beyond the company’s traditional markets will create shareholder value through increased profits and diversification for lower risk.

Managing During the Downturn	With the US building materials industry continuing to experience a downturn unprecedented in the past 60 years, managing the company through this time so it can emerge at the end of this period in as strong or stronger competitive position in the overall industry is crucial.

Talent Management/ Development	Improving management development and capability is important to the company’s future growth.
The Board is committed to providing a clear explanation of the rationale for the final assessment of performance under the Scorecard at the conclusion of fiscal year 2012.
3.3 Details of Variable Remuneration Components in fiscal year 2010
3.3.1 Short-term incentives
The STI target for senior executives, other than the CFO, is allocated 80% towards corporate goals (under the Executive Incentive Plan) and 20% towards individual goals (under the IP Plan).
STI target is determined as a percentage of base salary. The STI target for senior executives was:

STI Target as percentage
Position	of base salary

Chief Executive Officer	100%
Chief Financial Officer	33%
General Counsel	65%
Other senior executives	55%
In addition to this STI target, for fiscal year 2010, the Board decided to also transfer 40% of each senior executive’s LTI target to the STI target under the Executive Incentive Plan.
All short-term incentives for current senior executives in fiscal year 2010 were paid in a form of James Hardie shares, being either Performance Shares (for Executive Incentive Plan and IP Plan performance) or Executive Incentive Program RSUs.

(a) Executive Incentive Plan overview
The Executive Incentive Plan rewards managers based on their performance against EBIT goals adopted at the start of each fiscal year. EBIT goals for fiscal year 2010 were derived internally based on the prevailing business environment and outlook. The targets were then reviewed by the Remuneration Committee before final approval by the Board. Similarly, the final results achieved under the Executive Incentive Program were reviewed by the Remuneration Committee before final approval by the Board.
Senior executives had different EBIT goals depending on their function and location:
–	Corporate senior executives, including Managing Board directors, had a goal based on consolidated group EBIT result in US$, indexed depending on changes to housing starts over the performance period, excluding legacy costs; and

–	US and Asia Pacific senior executives had a goal based on the EBIT of their business in US$ and A$ respectively, also indexed depending on changes to housing starts over the performance period.
Senior executives could earn between 0% and 200% of their STI target and 0 and 300% of their LTI transferred to STI, based on the payout schedule below:
Executive Incentive Plan Payout Schedule
(b) Executive Incentive Plan — Performance Shares
80% of STI target for senior executives other than the CFO was allocated to the Executive Incentive Plan and payable in Performance Shares based on the company’s average closing price on the 10 business days preceding the grant date. The maximum payout was capped at 200% of target STI.
Since US executives are required to pay State and Federal income taxes on the day their bonus is paid, the grant of performance shares was made based on the net amount payable to senior executives. Sale of these shares is subject to the company’s insider trading policy and the shares issued are not subject to any further vesting or restriction conditions.

Grants of performance shares were calculated as follows:

1	Amount of STI target allocated to the Executive Incentive Plan
Board’s assessment of Executive Incentive Plan
The Executive Incentive Plan rewards directly-measurable performance. Indexing the goal for housing starts protects the company against windfall payments if housing starts are greater than anticipated and provides appropriate incentive opportunities if housing starts are lower than anticipated. Setting different EBIT goals depending on the senior executive’s responsibilities is intended to ensure that their incentive is tied to factors within their control.
(c) Executive Incentive Plan — transfer of 40% of LTI to STI
In the 2009 Remuneration Report the Board described its continued concerns about the lack of stability in the US housing market. To deal with this the Board decided to maintain a focus on shorter term results by continuing to transfer some of the LTI target to the Executive Incentive Plan.
However, the proportion of LTI target transferred was reduced from the 70% in fiscal year 2009 to 40% in fiscal year 2010. In addition, in order to ensure that this focus did not come at the expense of longer term outcomes, the Board introduced a new mechanism, the Scorecard (described in section 3.2 above), to allow it to assess each senior executive against the company’s long-term objectives set out in the Scorecard, and consider how each senior executive has contributed to the company’s performance against those objectives. Senior executives were granted Executive Incentive Program RSUs in June 2010. Depending on the Board’s rating of an executive under the Scorecard, between 0% and 100% of these RSUs granted in June 2010 will vest in June 2012.
Because the Scorecard judgment applied in June 2012 may reduce the potential award, the maximum for out-performance has increased on a straight line basis from 200% of target in fiscal year 2009 to 300% of target. In effect, the Scorecard applies a “claw-back” principle to ensure short-term results in fiscal year 2010 are not obtained at the expense of long-term sustainability.
All other elements of the Executive Incentive Program RSUs in fiscal year 2010 were the same as in fiscal year 2009.
Calculation of the Executive Incentive Program RSUs granted at the end of fiscal year 2010 is described below:

1	Amount of LTI target received as Executive Incentive Program RSUs

Board’s assessment of the transfer of LTI to the STI Executive Incentive Plan
The Board believes that the transfer of 40% of LTI to STI under the Executive Incentive Program RSUs combined with the Scorecard is an appropriate incentive vehicle in the current market because it:
–	requires management to focus on the continuing short-term challenges of the current economic downturn;

–	aligns management with shareholders because the reward vehicle is based on share price;

–	focuses on long-term results over the three year performance period;

–	focuses management on sustainable long-term value creation;

–	avoids a mechanistic formula with outcomes based on market movements rather than management action; and

–	allows the collective judgment of the independent directors to “claw-back” some or all of the potential value based on a number of long-term objectives identified by the Board as being able to affect longer-term outcomes in the currently prevailing uncertain economic environment.
(d) Individual Performance Plan (IP Plan) — Performance Shares
In fiscal year 2010, 20% of STI target for senior executives other than the CFO was allocated to the IP Plan (which is part of the Executive Incentive Plan for the senior executives) and payable in Performance Shares based on the company’s average closing price on the 10 business days preceding the grant date. The maximum payout was capped at 150% of STI target.
Senior executives who participated in the Executive Incentive Plan were assessed on their individual performance based on the IP Plan.
The IP Plan links financial rewards to senior executives achieving specific individual objectives that have benefited the company and contributed to shareholder value. These objectives were developed in consultation with, and approved, by the Board and Remuneration Committee. Senior executives are given a performance rating based on a review of how they performed against their individual objectives. Rewards are based on this performance rating as recommended by the Remuneration Committee and approved by the Board at the end of the fiscal year.
Since US executives are required to pay State and Federal income taxes on the day their bonus is paid, the grant of performance shares was made based on the net amount payable to senior executives. Sale of these shares is subject to the company’s insider trading policy and the shares are not subject to any further vesting or restriction conditions.
Final grants of performance shares at the end of fiscal year 2010 were calculated as follows:

1	Amount of STI target under the individual component (IP Plan).
Board’s assessment of the IP Plan
The IP Plan measures and rewards strategic, financial and individual objectives which are not directly captured by the corporate component of the Executive Incentive Plan.

3.3.2 Long-term incentives
As described in 3.2.1(c) above, 40% of the LTI target for senior executives in fiscal year 2010 was allocated as grants of RSUs based on the company’s performance under the Executive Incentive Plan during fiscal year 2010. The remaining 60% of the LTI target was allocated as grants of RSUs based on the company’s total shareholder return (Relative TSR RSUs) relative to its peers and grants of cash-settled awards based on the company’s stock price performance and the Scorecard (Scorecard LTI).
The company’s long-term incentive programs have a maximum payout of 300% of the LTI target.
(a) Relative TSR RSUs
30% of LTI target for senior executives in fiscal year 2010 was allocated as grants of Relative TSR RSUs.
The peer group for the Relative TSR RSUs is companies exposed to the US housing market. This peer group was reviewed and approved by the Remuneration Committee during the year. The Board and Remuneration Committee believe that US companies form a more appropriate peer group than ASX listed companies as they are exposed to the same macro factors in the US housing market as the company faces. The names of the companies comprising the peer group for each grant of Relative TSR RSUs are set out in section 7 of this Remuneration Report.
The company’s relative TSR performance will be measured against the peer group over a 3 to 5 year period from grant date, with testing after the third year, and then every six months during, until the end of year 5, based on the following schedule:

Performance against Peer Group	% of Relative TSR RSUs vested

<50th Percentile	0%
50th Percentile	33%
51st – 74th Percentile	Sliding Scale
≥75th Percentile	100%
Board’s assessment of the Relative TSR RSU component of Long Term Incentive Plan
The Board considered whether re-testing is appropriate for Relative TSR RSUs, given some investors prefer a single test for relative performance measures. The Board concluded that re-testing is appropriate in the company’s circumstances because the company’s share price is subject to substantial short-term fluctuations relating to public comment and disclosures on a number of legacy issues facing the company, including asbestos-related matters, and believes that senior executives should be given the same opportunity as shareholders, who may elect to delay disposing of their equity interests when affected by short-term factors. Further volatility may also be experienced in the aftermath of the currently prevailing uncertain economic environment. In addition, this approach extends the motivational potential of the Relative TSR RSUs from three to five years, so is more effective from a cost-benefit perspective.
(b) Scorecard LTI
30% of LTI target for senior executives in fiscal year 2010 was allocated as grants of Scorecard LTI awards. Scorecard LTI was described in the 2009 Remuneration Report and first introduced in fiscal year 2010.
Scorecard LTI is a cash-settled award with the final payout based on the company’s share price performance over the three years from the grant date and a senior executive’s Scorecard rating.
At the start of the three-year performance period, the company will calculate the number of shares the senior executives could have acquired if they received a maximum payout on the Scorecard LTI on that date. At the end of the three-year performance period, senior executives will be assessed by the Board under the Scorecard. Depending on each senior executive’s rating under the Scorecard, between 0% and 100% of these awards will vest in June 2012. The executive will receive a cash payment based on the company’s share price at the end of the period multiplied by the number of shares they could have acquired at the start of the performance period, adjusted downward in accordance with the senior executive’s Scorecard rating.

Board assessment of Scorecard LTI
The Board introduced Scorecard LTI because it considered that a reward that focused on longer-term strategic and operational goals was essential, given that specific longer-term financial objectives cannot be set in the currently prevailing uncertain economic environment. Ensuring that the rewards value is tied to share price provides alignment with shareholder outcomes. Moreover, payment in cash allows flexibility to apply the reward across different countries, while providing executives with liquidity to pay tax at a time that coincides with vesting of shares (via the RSU programs).
(c) Long term incentives below senior executive level
In fiscal year 2010, selected employees other than senior executives received equity-based long-term incentives in the form of RSUs under the 2001 JHI SE Equity Incentive Plan (2001 Plan). This helps align the interests of employees with shareholders. Award levels are determined based on the Remuneration Committee’s review of local market standards and the individual’s responsibility, performance and potential to enhance shareholder value. Unlike the RSUs granted to senior executives, these RSUs generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date.
Board’s assessment of 2001 Plan
The majority of participants in the 2001 Plan are US employees. Senior executives named in this report did not receive RSUs under the 2001 Plan. The RSUs granted to other employees under the 2001 Plan follow normal and customary US grant guidelines and market practice and have no performance hurdles. The Board is satisfied that this practice is necessary to attract and retain US employees and is particularly effective in the current environment for the conservation of the company’s capital.
3.4 Variable Remuneration paid in fiscal year 2010
Details of the Variable Remuneration, including the percentage of the maximum Variable Remuneration awarded to or forfeited by senior executives for performance in fiscal year 2010 are set out below. Both Relative TSR RSUs and Scorecard LTI granted for performance in fiscal year 2010 are not included in the table as they are granted on a dollar value determined by the Remuneration Committee and would only be forfeited during fiscal year 2010 in limited circumstances, all of which involve the employee ceasing employment. All amounts shown in this table relating to fiscal year 2010 were paid or granted in June 2010.

	STI[1]		STI transferred from LTI[2]
	Awarded	Forfeited	Awarded	Forfeited
Senior executives, including Managing Board	%	%	%	%

Louis Gries	100	0	100	0
Russell Chenu	100	0	100	0
Robert Cox	92	8	100	0
Mark Fisher	100	0	100	0
Nigel Rigby	100	0	100	0

1	Awarded = % of fiscal year 2010 STI maximum actually paid. Forfeited = % of fiscal year 2010 STI maximum foregone. These amounts were paid as grants of Performance Shares under the Executive Incentive Plan and IP Plan to current senior executives. These amounts do not include the Executive Incentive Program RSUs granted following the transfer of LTI to STI. The after-tax value earned by for performance was granted in the form of Performance Shares to senior executives in June 2010.

2	Awarded = % of fiscal year 2010 transfer of LTI to STI maximum which actually paid. Forfeited = % of fiscal year 2010 transfer of LTI to STI which was foregone. The value earned for performance in fiscal year 2010 was granted in the form of Executive Incentive Program RSUs in June 2010.

3.5 Variable Remuneration payable in future years
Details of the value of the Variable Remuneration for fiscal year 2010 that may be paid to senior executives over future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to Dutch GAAP accounting standards.

				Executive Incentive Program
US dollars	Scorecard LTI[1]			RSUs[2]			Relative TSR RSUs[3]
	2011	2012	2013[4]	2011	2012	2013[4]	2011	2012	2013[4]

Senior executives, including Managing Board
Louis Gries	891,764	894,207	200,341	870,588	1,072,846	199,327	1,416,390	730,464	274,444
Russell Chenu	173,399	173,874	38,955	169,281	208,609	38,758	275,409	142,034	53,360
Robert Cox	247,711	248,390	55,650	241,830	298,012	55,368	393,442	202,906	76,234
Mark Fisher	148,627	149,034	33,390	145,097	178,806	32,221	229,851	120,739	45,740
Nigel Rigby	148,627	149,034	33,390	145,097	178,806	32,221	229,851	120,739	45,740

[1]	Represents annual SG&A expense for Scorecard LTI granted in June 2010 for performance in fiscal year 2010. The final value of the Scorecard LTI is based on the company’s share price and the senior executive’s Scorecard rating at the time of vesting. Since neither the Scorecard rating nor the JHI SE share price in years 2011, 2012 or 2013 are known at this time, this table assumes a common scorecard rating for all executives, and no changes to the share price.

[2]	Represents annual SG&A expense for the Executive Incentive Program RSUs granted in June 2010 for performance in fiscal year 2010, with fair market value estimated using the Black Scholes option-pricing model.

[3]	Represents annual SG&A expense for the Relative TSR RSUs granted in September and December 2009 with fair market value estimated using the Monte Carlo option-pricing method.

[4]	There will be no accounting charge for fiscal year 2010 LTI grants after fiscal year 2013.
4. FIXED REMUNERATION IN FISCAL YEAR 2010
Fixed Remuneration comprises base salaries, non-cash benefits, defined contribution retirement plan and superannuation.
4.1 Base salaries
James Hardie provides base salaries to attract and retain senior executives who are critical to the company’s long-term success. The base salary provides a guaranteed level of income that recognises the market value of the position and internal equities between roles, and the individual’s capability, experience and performance. Base pay for senior executives is positioned around the market median for positions of similar responsibility. Base salaries are reviewed by the Remuneration Committee each year, although increases are not automatic.
4.2 Non-cash benefits
James Hardie’s executives may receive non-cash benefits such as cost of living allowance, medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave and tax services to prepare their income tax returns if they are required to lodge returns in multiple countries.

4.3 Retirement plans/superannuation
In every country in which it operates, the company offers employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.
5. LINK BETWEEN REMUNERATION POLICY AND COMPANY PERFORMANCE IN FISCAL YEAR 2010
5.1 Board assessment of performance
The Remuneration Committee reviewed and discussed with the Audit Committee both the EBIT goals set at the start of fiscal year 2010, and the results against the EBIT goals at the end of fiscal year 2010, before recommending these goals for approval by the Board.
5.2 Actual performance
James Hardie’s five year EBIT in US$ terms (excluding asbestos) and five-year A$ total shareholder return (including dividends) mapped against changes in US housing starts are shown in the following graphs:
Five year EBIT (ex reported adjustments)
(Millions of US dollars)
JHX Total Return Index vs US housing starts1

[1]	Graph compiled by Mercer (Australia) Pty Ltd using publicly available data. Note: Mercer (Australia) Pty Ltd provides no opinion on the veracity of the data.
5.3 Market conditions
As shown in the table at section 8.1 on page 28, a significant proportion of the remuneration for senior executives is Variable Remuneration, which is at risk. The company’s remuneration arrangements aim to ensure a link between the performance of the company and bonuses paid and equity awarded.

As expected, the company continued to be affected by the ongoing economic downturn in our major market, the US housing market, where housing starts in the United States reached a seasonally-adjusted annual rate of 531,000 units in March 2010, significantly below the January 2006 peak of 1.823 million annualised starts.
In the face of this downturn in the US housing market over the past 14 quarters, the company’s USA and Europe Fibre Cement business continued to outperform the broader housing market for fiscal year 2010, with revenue down 11% and sales volume down 15% from fiscal year 2009. At the same time, the USA and Europe Fibre Cement business was still able to improve realised unit revenue and deliver an EBIT margin of 25.2% for fiscal year 2010 compared with 21.4% in fiscal year 2009. The USA and Europe Fibre Cement business still accounted for approximately 75% of total company EBIT and 74% of total company sales in fiscal year 2010.
These results were achieved mainly through:
–	the successful execution of the company’s primary demand growth strategies to achieve further market penetration at the expense of alternative materials such as wood and vinyl, driving stronger volume; and

–	it’s continued success in introducing higher margin products (such as the ColorPlus® collection of products), driving stronger revenue.
Australia, New Zealand and The Philippines experienced a rebound in housing approvals towards the end of the fiscal year and the Asia Pacific business recorded accelerating sales revenue.
The relative success of the company in fiscal year 2010 and prior years can be seen in its strong relative share price performance in fiscal year 2010.
5.4 Performance linkage with Remuneration Policy
The design of the Executive Incentive Plan and the targets for fiscal year 2010 provided a framework for management to be rewarded for the company’s strong relative performance during fiscal year 2010.
The initial fiscal year 2010 EBIT target was set assuming 588,000 addressable new starts for the US business (which comprises all US housing starts excluding multi-family high rise). This target was set based on assumptions around agreed metrics for contribution dollars per housing start, market position, repair and remodel performance and fixed spending.
Actual US new addressable starts during fiscal year 2010 were slightly higher than expected at 648,856, which meant that the target EBIT for the Managing Board and US senior executives was indexed upwards. An increase in Asia Pacific housing starts also contributed to an increase in the Asia Pacific and Managing Board target EBIT. Despite the higher indexed EBIT target, all targets were exceeded. The actual results for each of the EBIT goals were: US 164%, Asia Pacific 123% and Managing Board 203%. In accordance with the terms of the Executive Incentive Plan, STI payouts were capped at 200% for the Performance Share payments and 300% for Executive Incentive Program RSUs.
Because of the high level of payout in fiscal year 2010, the Board requested additional review of the composition of the EBIT result, to understand whether the payout was significantly affected by outside factors (such as lower than anticipated pulp, freight and energy input costs). The result of that review indicated that even if all of those lower than anticipated factors contributing to the STI result were removed, the STI payouts would still all have been at the maximum number for members of the Managing Board and US senior executives.
The Remuneration Committee also reviews the company’s performance relative to its peer group based on a range of comparable ratios to confirm that management has performed at the top quartile level compared to its US peers expected by the Board. The company was above the 75th percentile of its US peer group in all measures considered by the Board.
The Remuneration Committee and Board believe that the company’s continued out-performance of the market in fiscal year 2010 through the current overall economic environment and the continued deterioration in the US housing market reflects well on the strategies set and implemented by management and is superior to the results delivered by most of its US peers. Particularly pleasing was the company’s ability to increase EBIT and EBIT margin in a market with declining sales and volumes.

The Remuneration Committee also reviewed the company’s and management’s performance under the Scorecard, and the following positive results were achieved in fiscal year 2010:

Measure	Starting Point

US Primary	PDG for the last three fiscal years is as follows:
Demand
Growth (PDG)	FY 10 6.1% FY 09 3.0%
FY 08 5.2%

US Product Mix Shift	This has focused primarily on ColorPlus® penetration. FY10 results are commercial in confidence but exceeded FY09-FY07 results.

US Zero To Landfill (ZTL)	In the past three years the company has made significant progress in reducing the amount of materials sent to landfill.

Safety	The incident rate (IR) and severity rate (SR) over the last three fiscal years were as follows:

	IR	SR
FY 10	1.7	37
FY 09	4.7	54
FY 08	3.8	45

Strategic Positioning	The Group is currently highly dependent upon the US fibre cement exterior cladding business.

Legacy Issues	The company’s Re-domicile to Ireland was completed in June 2010. Remaining inherited legacy issues are ASIC proceedings, tax issues and managing the company’s obligations under the AFFA.

Managing During the Economic Crisis	At the end of FY11, total credit facilities were US$426.7 million and net debt was US$134.8 million.

Talent Management/ Development	The company has a strong management team which has delivered superior results over the past three years.
The remuneration paid to senior executives in fiscal year 2010 reflects this out-performance compared to its US peers and demonstrates an appropriate link between the company’s remuneration policy and company performance. The Board and Remuneration Committee continue to believe that the structure of the remuneration framework to motivate management to successfully address the challenging US housing industry conditions in fiscal year 2010 by shifting 40% of senior executives’ LTI target to STI target, payable in two-year vesting Executive Incentive Program RSUs to promote alignment between senior executives and shareholders, has been an important element in the substantial increase of shareholder value in fiscal year 2010.
6. REMUNERATION FOR FISCAL YEAR 2011
6.1 Overview of remuneration for fiscal year 2011
Following their review of the existing remuneration framework, the Remuneration Committee and Board resolved to continue with the remuneration framework of the last two years, with a number of adjustments as described in this section.

The following Variable Remuneration incentive plans are in place for fiscal year 2011:

Duration	Plan Name	Form of Incentive	Further Details

Short-term incentive (1-3 years)	Executive Incentive Plan	Cash	Section 6.3.1(a) below

		RSUs with vesting deferred for two years and subject to Scorecard (Executive Incentive Program RSUs)	Section 6.3.1(b) below

	Individual Performance Plan (IP Plan)	Cash	Section 6.3.1(c) below

Long-term incentive (3-5 years)	Long Term Incentive Plan (LTIP)	RSUs with relative TSR performance hurdles (Relative TSR RSUs)	Section 6.3.2(a) below

		Cash payment based on share price performance and subject to Scorecard (Scorecard LTI)	Section 6.3.2(b) below
6.2 Summary of changes to compensation for fiscal year 2011
Although the overall remuneration framework in fiscal years 2010 and 2011 is substantially the same, the Board has approved a number of changes to the underlying performance measures as described below.
The Board believes that as the US housing market starts to recover, the company is well positioned to use its strong capital and market position to drive significant growth in shareholder value. The remuneration framework adopted by the company in fiscal years 2009 and 2010 was designed to sustain the company through an unpredictable economic downturn. Although significant uncertainty remains, the Board believes that the remuneration framework for fiscal year 2011 should ensure that that company is prepared for any market recovery.
James Hardie’s long-term objective involves continued primary demand growth, which requires it to grow fibre cement’s share of the exterior cladding market and maintain the company’s share of the fibre cement category. Achieving this objective over a sustained period of time will result in substantial growth in the business.
The Board believes that it is important that this growth does not come at the expense of short and medium-term profitability. Two changes have been made to the company’s STI and LTI plans to provide appropriate incentives to senior executives to balance the growth components of the company’s plans without sacrificing short to medium-term profitability. These are:
–	revising the STI performance target so that it is based on a matrix of earnings vs growth above market; and

–	changing the payout schedule for the Executive Incentive Program RSUs to provide incentives for senior executives to make the substantial improvements required to attain the company’s objective.
No changes will be made to the components or operation of the Scorecard in fiscal year 2011.
6.3 Details of Variable components in fiscal year 2011
6.3.1 FY 2011 Short-term incentive
The STI target for senior executives, other than the CFO, is allocated 80% towards corporate goals (under the Executive Incentive Plan) and 20% towards individual goals (under the IP Plan). The STI target will be paid in cash.
For fiscal year 2011, the Board has decided to continue to transfer 40% of each senior executive’s LTI target to the STI target under the Executive Incentive Plan. The Executive Incentive Plan component will be paid in RSUs with a two-year vesting period and subject to the negative discretion exercisable by the Board under the Scorecard.

(a) Executive Incentive Plan — Cash
80% of STI target for senior executives other than the CFO is allocated to the Executive Incentive Plan. The maximum payout is 300% of the target.
For fiscal year 2011, the Board has introduced a new performance target measure for awards under Executive Incentive Plan payable in cash. The purpose of this new performance hurdle is to ensure that as management increases its top line growth focus, it does not do so at the expense of short to medium-term returns. The Executive Incentive Plan for fiscal year 2011 is designed to encourage senior executives to effectively balance growth and returns.
On the recommendation of the Remuneration Committee, the Board has approved a ‘Payout Matrix’ which will be used to determine the amount of reward under the Executive Incentive Plan. A separate Payout Matrix has been approved by the Remuneration Committee for the individual business units.
Senior executives will be subject to a different Payout Matrix depending on their function and location:
–	Corporate senior executives, including the CEO, have a goal based on the consolidated result for all business units; and

–	US senior executives have a goal based on the Payout Matrix for the US business.
To achieve strong rewards, management will be required to grow both earnings (Return Measure) and generate sales growth substantially above market (Growth Measure). Strong returns on one measure at the expense of the other measure may result in lower, or nil, reward.
The Board will have discretion to change the payout under the Payout Matrix if growth relative to market is below expectations and the Board determines that the reason for such performance is outside management’s control or as a result of a management decision endorsed by the Board given an assessment of market circumstances at the time.
Board Assessment of Executive Incentive Plan
The Board believes that revised targets for the Executive Incentive Plan are appropriate because they:
–	provide management with an incentive towards achieving the overall corporate goals;

–	balance growth with returns;

–	recognise the need to flexibly respond to strategic opportunities depending on our markets’ ability to recover from the currently prevailing uncertain economic environment.
(b) Executive Incentive Plan — Executive Incentive Program RSUs
It is currently intended that there will be no changes to the operation of Executive Incentive Program RSUs, although the payout slope forming the performance hurdle will change. The company intends to continue to transfer 40% of LTI target for senior executives to an STI target, with an award based on fiscal year 2011 performance payable in two-year deferred RSUs subject to the Scorecard and vesting in May or June 2013. The maximum payout will remain at 300% of target.
The retention of the 40% transfer of target LTI to STI reflects the Board’s continued concerns about the lack of stability in the US housing market as well as emphasising continued profitability as the company seeks to attain its primary demand growth objectives. The EBIT performance targets for the Executive Incentive Program RSUs are derived from fiscal year 2010 performance and the performance matrix for fiscal year 2011 used as a basis for short term incentive (STI) payouts that sets acceptable standards for various combinations of volume growth and earnings and have been reviewed by the Remuneration Committee and the Board.
Achievement of a target payout in Executive Incentive Program RSUs will require improvement on performance for fiscal year 2010, indexed to housing starts.

The Executive Incentive Program RSUs will have the following payout slope:
Executive Incentive Program RSUs payout schedule
Before the Executive Incentive Program RSUs vest in 2013, the Board will assess each senior executive against the long-term objectives set out in the Scorecard and consider how each of them has contributed to the company’s performance against those objectives. Depending on each senior executive’s rating under the Scorecard, between 0% and 100% of their Executive Incentive Program RSUs will vest. In effect, the Scorecard applies a “claw-back” principle to ensure short-term results in fiscal year 2011 are not obtained at the expense of long-term sustainability.
All other elements of the Executive Incentive Program RSUs in fiscal year 2011 will be the same as in fiscal year 2010.
Calculation of the Executive Incentive Plan RSUs at the end of fiscal year 2011 is described below:

[1]	Amount of LTI target received as Executive Incentive Program RSUs in the absence of long-term quantitative financial measures
Board Assessment
The Board believes that Executive Incentive Program RSUs and the Scorecard are an appropriate incentive vehicle in the current market because they:
–	provide an incentive to ensure that the primary demand growth objective is not achieved at the expense of short and medium-term shareholder returns in the form of EBIT;

–	align management with shareholders because the reward vehicle is based on share price;

–	focus on long-term results over the three year performance period;

–	focus management on sustainable long-term value creation;

–	recognise that quantifying a specific long-term financial outcome requirement is not yet possible in the current market;

–	avoid a mechanistic formula with outcomes based on market movements rather than management action; and

–	allow the collective judgment of the independent directors to “claw-back” some or all of the potential value based on a number of long-term objectives identified by the Board as being able to affect longer-term outcomes in uncertain economic times.

(c) Individual Performance Plan (IP Plan)
20% of STI target for senior executives is allocated to the IP Plan. The maximum payout is capped at 150% of target STI. Other than paying awards under the IP Plan in cash rather than Performance Shares, it is currently intended that there will be no changes to the operation of the IP Plan for fiscal year 2011.
6.3.2 Long-term incentive
(a) Relative TSR RSUs
It is currently intended that there will be no changes to the operation of Relative TSR RSUs, although following a review of the peer group conducted by the company’s independent advisors, Towers Watson, the Remuneration Committee and Board adopted their recommendation to add seven companies to the peer group list. The companies added to the peer group for fiscal year 2011 are set out in the 2010 Notice of Meeting.
The Board considered whether re-testing continued to be appropriate for Relative TSR RSUs, and determined that it is, given short-term price fluctuations in the price of the company’s shares.
The maximum that can be received will remain at 300% of the LTI target allocated to Relative TSR RSUs.
(b) Scorecard LTI
It is currently intended that there will be no changes in the operation of Scorecard LTI. At the start of the three-year performance period, the company will calculate the number of shares the senior executives could have acquired if they received a maximum payout on the Scorecard LTI on that date. At the end of the three-year performance period, senior executives will be assessed against the Scorecard and may forfeit a proportion of their Scorecard LTI based on their rating. The executive will receive a cash payment based on the company’s share price at the end of the period multiplied by the number of shares they could have acquired at the start of the performance period and the senior executive’s Scorecard rating.
The maximum that can be received will remain at 300% of the LTI target allocated to Scorecard LTI.
Board assessment
The Board considered a reward that focused on longer-term strategic and operational goals is essential, given that appropriate longer-term financial objectives cannot be set in the current uncertain housing market. Linking the rewards value to share price ensures alignment with shareholder outcomes. Payment in the form of cash allows flexibility to apply the reward across different countries, while providing executives with liquidity to pay tax at a time that coincides with vesting of shares (via the RSU programs). This feature will make it less likely that executives are compelled to sell stock to meet tax or other obligations, and supports senior executives being able to satisfy the company’s executive stock ownership guidelines, further enhancing shareholder alignment.
Further details of the Relative TSR RSUs and Executive Incentive Program RSUs to be granted under the Executive Incentive Plan for fiscal year 2011 will be set out in the 2010 Notice of Meeting.
6.4 Fixed Remuneration for fiscal year 2011
The Board has currently determined that and most of the company’s senior management, including the CEO, will not receive base salary increases in fiscal year 2011 in the absence of a change in the scope of their roles. This follows a benchmarking survey which indicated that senior management is generally adequately compensated on base salary based on the company’s pay philosophy. The Board feels that it is appropriate that senior executives have a significant portion of their compensation “at risk”.

7. KEY TERMS OF OUTSTANDING EQUITY GRANTS

2001 JHI SE Equity Incentive Plan (Options)	Annual option grants made in December 2001, 2002, 2003, 2004 and 2005, November 2007 and December 2007. Off-cycle grants made to senior US executives on 19 October 2001 in exchange for the termination of shadow stock awards, previously granted in November 1999 and 2000, and to new employees in March 2007.

Offered to	Senior executives, not Managing Board directors.

Vesting schedule	25% of options vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.

Expiry date	10th anniversary of each grant.

2001 Plan (Restricted Stock Units (RSUs))	Annual grants made December 2008 and 2009. The grant vehicle changed from options to RSUs in 2008.

Offered to	Senior employees other than senior executives.

Vesting schedule	25% of RSUs vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.

Expiry date	RSUs convert to shares on vesting.

2005 Managing Board Transitional Stock Option Plan (MBTSOP)	Options granted on 22 November 2005.

Offered to	Managing Board directors.

Performance period	22 November 2005 to 22 November 2008.

Re-testing	Yes, on the last Business Day of each six-month period following the 3rd anniversary and before the 5th anniversary.

Exercise period	Until November 2015.

Performance condition	TSR compared to a peer group of companies in the S&P/ASX 200 Index on the grant date excluding the companies in the 200 Financials and 200 A-REIT GICS sector indices.

Vesting criteria	– 0% vesting if TSR below 50th percentile of peer group.

– 50% vesting if TSR at 50th percentile of peer group.

– Between 50th and 75th percentiles, vesting on a straight line basis.

– 100% vesting if TSR is at least 75th percentile of peer group.

Vesting to date	No options have vested to date.

James Hardie Industries Long Term Incentive Plan 2006 (LTIP) Option Grants	Options granted on 21 November 2006 and 29 August 2007. Grants were divided into two tranches: Return on Capital Employed (ROCE) and Total Shareholder Return (TSR).

Offered to	Managing Board directors.

Performance period	Three years to five years from the grant date.

Re-testing	Yes, for the TSR tranche only, on the last Business Day of each six-month period following the 3rd Anniversary and before the 5th Anniversary.

Exercise period	Until five years from the grant date.

Performance condition	For the ROCE tranche:

ROCE performance against the following global peer group of building materials companies in US, Europe and Australia specialising in building materials: Boral Limited, Valspar Corporation, Hanson plc, Rinker Group Limited (2006 grant only), Weyerhaeuser, Lafarge SA, CSR Limited, Cemex SA de CV, Nichiha Corp, Fletcher Building Limited, Martin Marietta Materials Inc, Saint Gobain, Eagle Materials Inc, Texas Industries, Wienerberger AG, Lousiana-Pacific Corporation, Florida Rock Industries Inc, CRH plc, USG Corporation, Vulcan Materials Co and The Siam Cement Plc.

For the TSR tranche:

TSR performance against a peer group of comparable companies in the S&P/ASX 100 at the time of grant excluding financial institutions, insurance companies, property trusts, oil and gas producers and mining companies, and adjusted to account for additions and deletions to S&P/ASX 100 during the relevant period.

Vesting criteria	For the ROCE tranche:

– 0% vesting if ROCE below 60th percentile of peer group.

– 50% vesting if ROCE at 60th percentile of peer group.

– Between the 60th and 85th percentiles, vesting on a straight line basis.

– 100% vesting if ROCE is at 85th percentile of peer group.

For the TSR tranche:

– 0% vesting if TSR below 50th percentile of peer group.

– 50% vesting if TSR at 50th percentile of peer group.

– Between 50th and 75th percentiles, vesting on a straight line basis.

– 100% vesting if TSR is at 75th percentile of peer group.

Vesting to date	To date, the 2006 grant ROCE tranche options have vested 100% and the 2006 TSR tranche options have vested 60%. No options have been exercised.

2001 JHI NV Equity Incentive Plan Deferred Bonus Program (Restricted Stock Units (RSUs))	One-off grant of RSUs to senior executives made 17 June 2008. Grant to CEO made 15 September 2008 under James Hardie Industries Long Term Incentive Plan 2006.

Offered to	Senior executives.

RSU exercise price	Nil.

Vesting schedule	100% vest on the 2nd anniversary of the grant.

Expiry date	On vesting, the RSUs convert into shares granted on a one-for-one basis.

James Hardie Industries Long Term Incentive Plan 2006 Relative TSR RSUs (Restricted Stock Units (RSUs))	Relative TSR RSUs granted September and December 2008 and September and December 2009.

Offered to	Senior executives and Managing Board directors.

Performance period	Three years to five years from the grant date.

Re-testing	Yes, on the last Business Day of each six month period following three years from grant date and before five years from grant date.

Exercise period	Until five years from the grant date.

Performance condition	TSR performance hurdle compared to the following peer group of companies: Acuity Brands, Inc., Eagle Materials, Inc, Headwaters, Inc, Lennox International, Inc, Louisiana-Pacific Corp., Martin Marietta Materials, Inc, Masco Corporation, MDU Resources Group, Inc, Mueller Water Products, Inc, NCI Building Systems, Inc, Owens Corning, Quanex Building Products Corp., Sherwin Williams, Simpson Manufacturing Co., Texas Industries, Inc, Trex, USG, Valmont Industries, Valspar Corporation, Vulcan Materials and Watsco, Inc.

Vesting criteria	– 0% vesting if TSR below 50th percentile of peer group.

– 33% vesting if TSR at 50th percentile of peer group.

– Between 50th and 75th percentile, vesting is on a straight line basis.

– 100% vesting if TSR is at 75th percentile of peer group.

RSU exercise price	Not applicable.

Expiry date	On vesting, the RSUs convert into shares granted on a one-for-one basis.

James Hardie Industries Long Term Incentive Plan 2006 Executive Incentive Program RSUs (Restricted Stock Units (RSUs))	Executive Incentive Program RSUs granted in May 2009 and June 2010.

Offered to	Senior executives and Managing Board directors.

Option Exercise Price	Nil.

Vesting schedule (2009 grant only)	100% vest on the 2nd anniversary of the grant.

Vesting schedule (2010 grant only)	A proportion will vest on the 2nd anniversary of the grant depending on each senior executive’s Scorecard rating between 0 and 100.

Expiry date	On vesting, the RSUs convert into shares granted on a one-for-one basis.

James Hardie Industries Long Term Incentive Plan 2006 Scorecard LTI (Awards)	Cash-settled Awards granted June 2009

Offered to	Senior executives and Managing Board directors.

Option Exercise Price	Nil.

Performance period	Three years from the grant date.

Payment schedule	A cash payment based on the company’s share price at the end of the performance period multiplied by the number of shares that could have been acquired at the start of the performance period and the senior executive’s Scorecard rating.

A proportion of the payment will be payable on the 3rd anniversary of the grant depending on each senior executive’s Scorecard rating between 0 and 100.

Expiry date	On vesting, the RSUs convert into shares granted on a one-for-one basis.
Details of equity incentive plans that expired during fiscal year 2010 are provided in Note 5.3 to the consolidated financial statements starting on page 120 of this annual report.

8. REMUNERATION TABLES FOR SENIOR EXECUTIVES
8.1 Total remuneration for senior executives for the years ended 31 March 2010 and 2009
Details of the remuneration of the senior executives, including the Managing Board directors in fiscal year 2010, as determined in accordance with Dutch GAAP, are set out below:

				Post-
	Primary			employment	Equity	Other
						Relocation
						Allowances,
						Expatriate
						Benefits, and
			Noncash	Superannuation		Other Non-
		Bonuses	Benefits	and 401(k)	Equity	recurring
Name	Base Pay	(1)	(2)	Benefits	Awards (3)	(4)	Total
Senior Executives, including Managing Board

Louis Gries
Fiscal year 2010	$936,860	$1,688,832	$471,208	$12,999	$3,744,250	$174,510	$7,028,659
Fiscal year 2009	863,448	1,215,876	268,008	19,872	2,146,279	171,674	4,685,157

Russell Chenu
Fiscal year 2010	738,463	320,148	83,728	66,462	607,122	185,971	2,001,894
Fiscal year 2009	676,719	216,453	40,983	60,025	296,514	148,366	1,439,060

Robert Cox
Fiscal year 2010	450,000	245,699	74,721	14,700	606,351	156,807	1,548,278
Fiscal year 2009	444,808	339,300	14,354	—	79,575	308,583	1,186,620

Mark Fisher
Fiscal year 2010	384,169	382,303	33,098	12,842	536,472	—	1,348,884
Fiscal year 2009	340,433	273,670	35,961	14,014	328,408	—	992,486

Nigel Rigby
Fiscal year 2010	397,558	406,711	24,228	—	536,472	—	1,364,969
Fiscal year 2009	340,433	273,670	24,967	—	328,408	—	967,478

[1]	Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amounts in fiscal years 2010 and 2009 include all incentive amounts accrued for in respect of each fiscal year, pursuant to the terms of the applicable plans. In addition, since the amount reported each year is an estimated accrual, fiscal year 2010’s bonus amounts include any adjustments to the 2009 bonus amounts previously reported to the extent necessary to reflect the actual bonus paid. Current senior executives were paid fiscal year 2010 bonuses after tax in performance shares. Refer section 3 for a summary of the terms of our Variable Compensation plans.

[2]	Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax services.

[3]	Includes grants of Scorecard LTI awards and Relative TSR and Executive Incentive Program RSUs. Scorecard LTI awards are liability-classified awards that are remeasured and include an amount based on changes to a company’s stock price over each reporting period. Equity awards are valued using either the Black-Scholes pricing model or the Monte Carlo pricing method, depending on the plan under which the equity awards were issued. The fair value of equity awards granted are included in compensation over the period in which the equity awards vest.

[4]	Other non-recurring benefits include cash paid in lieu of vacation accrued, as permitted under our US vacation policy and California law.

8.2 Equity Holdings for the years ended 31 March 2010 and 2009
(a) Options
Details of the changes to equity holdings of senior executives, including the Managing Board directors in fiscal year 2010, are set out below:

											Value
									Value at		at		Weighted
			Exercise	Holding		Total			Exercise		Lapse	Holding	Average
			Price	at		Value at			per		per	at	Fair
	Grant		per right	1 April		Grant[1]			right[2]		right[3]	31 March	Value
Name	Date		(A$)	2009	Granted	(US$)	Vested	Exercised	(US$)	Lapsed	(US$)	2010	per right[4]

Senior Executives, including Managing Board

Louis Gries	19-Oct-01	[5]	$3.1321	40,174	200,874	$71,732	200,874	200,874	$1.98	—	—	—	$0.3571
	19-Oct-01	[5]	$3.0921	175,023	437,539	$168,321	437,539	437,539	$2.11	—	—	—	$0.3847
	17-Dec-01	[5]	$5.0586	324,347	324,347	$137,296	324,347	324,347	$3.05	—	—	—	$0.4233
	3-Dec-02	[6]	$6.4490	325,000	325,000	$210,633	325,000	—	—	—	—	325,000	$0.6481
	5-Dec-03	[5]	$7.0500	325,000	325,000	$338,975	325,000	—	—	—	—	325,000	$1.0430
	22-Nov-05	[6]	$8.5300	1,000,000	1,000,000	$2,152,500	—	—	—	—	—	1,000,000	$2.1525
	21-Nov-06	[7]	$8.4000	415,000	415,000	$888,100	415,000	—	—	—	—	415,000	$2.1400
	21-Nov-06	[7]	$8.4000	381,000	381,000	$1,131,570	228,600	—	—	—	—	381,000	$2.9700
	29-Aug-07	[7]	$7.8300	445,000	445,000	$965,650	—	—	—	—	—	445,000	$2.1700
	29-Aug-07	[7]	$7.8300	437,000	437,000	$1,302,260	—	—	—	—	—	437,000	$2.9800

Russell Chenu	22-Feb-05	[5]	$6.3000	93,000	93,000	$107,973	93,000	—	—	—	—	93,000	$1.1610
	22-Nov-05	[6]	$8.5300	90,000	90,000	$193,725	—	—	—	—	—	90,000	$2.1525
	21-Nov-06	[7]	$8.4000	65,000	65,000	$139,100	65,000	—	—	—	—	65,000	$2.1400
	21-Nov-06	[7]	$8.4000	60,000	60,000	$178,200	36,000	—	—	—	—	60,000	$2.9700
	29-Aug-07	[7]	$7.8300	68,000	68,000	$130,200	—	—	—	—	—	68,000	$2.1700
	29-Aug-07	[7]	$7.8300	66,000	66,000	$178,800	—	—	—	—	—	66,000	$2.9800

Robert Cox	—		—	—	—	—	—	—	—	—	—	—	—

Mark Fisher	19-Oct-01		$3.0921	92,113	92,113	$35,436	92,113	92,113	$5.06	—	—	—	$0.3847
	17-Dec-01		$5.0586	68,283	68,283	$28,904	68,283	—	—	—	—	68,283	$0.4233
	3-Dec-02		$6.4490	74,000	74,000	$47,959	74,000	—	—	—	—	74,000	$0.6481
	5-Dec-03		$7.0500	132,000	132,000	$137,676	132,000	—	—	—	—	132,000	$1.0430
	14-Dec-04		$5.9900	180,000	180,000	$183,276	180,000	—	—	—	—	180,000	$1.0182
	1-Dec-05		$8.9000	190,000	190,000	$386,137	190,000	—	—	—	—	190,000	$2.0323
	21-Nov-06		$8.4000	158,500	158,500	$291,069	158,500	—	—	—	—	158,500	$1.8364
	10-Dec-07		$6.3800	277,778	277,778	$275,064	138,889	—	—	—	—	277,778	$0.9903

Nigel Rigby	17-Dec-01		$5.0586	20,003	20,003	$8,467	20,003	—	—	—	—	20,003	$0.4233
	3-Dec-02		$6.4490	27,000	27,000	$17,499	27,000	—	—	—	—	27,000	$0.6481
	5-Dec-03		$7.0500	33,000	33,000	$34,419	33,000	—	—	—	—	33,000	$1.0430
	14-Dec-04		$5.9900	180,000	180,000	$183,276	180,000	—	—	—	—	180,000	$1.0182
	1-Dec-05		$8.9000	190,000	190,000	$386,137	190,000	—	—	—	—	190,000	$2.0323
	21-Nov-06		$8.4000	158,500	158,500	$291,069	158,500	—	—	—	—	158,500	$1.8364
	10-Dec-07		$6.3800	277,778	277,778	$275,084	138,889	—	—	—	—	277,778	$0.9903

1	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

2	Value at Exercise/right = Market Value of a share of the company’s stock at Exercise less the Exercise price per right.

3	Value at Lapse/right = Market Value of a share of the company’s stock at Lapse less the Exercise price per right.

4	Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option pricing model or Monte Carlo option pricing method, depending on the plan the options were issued under.

5	Options granted under 2001 JHI SE Equity Incentive Plan. See section 7, page 24 for summary of key terms of options granted.

6	Options granted under 2005 Managing Board Transitional Stock Option Plan. See section 7, page 24 for summary of key terms of options granted.

7	Options granted under James Hardie Industries Long-Term Incentive Plan 2006 (LTIP). See section 7, page 24 for summary of key terms of options granted.

(b) RSUs
Details of the changes to equity holdings of senior executives, including the Managing Board directors in fiscal year 2010, are set out below:

			Holding		Total			Holding	Weighted
			at		Value at			at	Average
	Grant		1 April		Grant			31 March	Fair Value
Name	Date		2009	Granted	(US$)	Vested	Lapsed	2010	per unit

Senior Executives, including Managing Board

Louis Gries	15-Sep-08	[8]	201,324	201,324	$746,107	—	—	201,324	$3.7060
	15-Sep-08	[9]	558,708	558,708	$1,592,318	—	—	558,708	$2.8500
	29-May-09		—	487,446	$2,100,892	—	—	487,446	$3.3650
	15-Sep-09	[9]	—	234,900	$1,653,696	—	—	234,900	$5.0100
	11-Dec-09	[9]	—	81,746	$670,317	—	—	81,746	$6.9100

Russell Chenu	15-Sep-08	[9]	108,637	108,637	$309,615	—	—	108,637	$2.8500
	29-May-09		—	94,781	$408,506	—	—	94,781	$3.3650
	15-Sep-09		—	45,675	$321,552	—	—	45,675	$5.0100
	11-Dec-09	[9]	—	15,895	$130,339	—	—	15,895	$6.9100

Robert Cox	15-Sep-08	[9]	155,196	155,196	$442,309	—	—	155,196	$2.8500
	29-May-09		—	135,402	$583,583	—	—	135,402	$3.3650
	15-Sep-09	[9]	—	65,250	$459,360	—	—	65,250	$5.0100
	11-Dec-09	[9]	—	22,707	$186,197	—	—	22,707	$6.9100

Mark Fisher	17-Jun-08	[10]	36,066	36,066	$144,625	—	—	36,066	$4.0100
	17-Dec-08	[9]	116,948	116,948	$268,980	—	—	116,948	$2.3000
	29-May-09		—	77,548	$334,232	—	—	77,548	$3.3650
	15-Sep-09	[9]	—	39,150	$275,616	—	—	39,150	$5.0100
	11-Dec-09	[9]	—	13,624	$111,717	—	—	13,624	$6.9100

Nigel Rigby	17-Jun-08	[10]	36,066	36,066	$144,625	—	—	36,066	$4.0100
	17-Dec-08	[9]	116,948	116,948	$268,980	—	—	116,948	$2.3000
	29-May-09		—	77,548	$334,232	—	—	77,548	$3.3650
	15-Sep-09	[9]	—	39,150	$275,616	—	—	39,150	$5.0100
	11-Dec-09	[9]	—	13,624	$111,716	—	—	13,624	$6.9100

[8]	Bonus RSUs granted under Deferred Bonus Program and LTIP. See section 7, page 25 for key terms of Deferred Bonus RSUs.

[9]	Relative TSR RSUs granted under LTIP. See section 7, page 26 for key terms of Relative TSR RSUs.

[10]	Deferred Bonus RSUs granted under Deferred Bonus Program and 2001 JHI SE Equity Incentive Plan. See section 7, page 25 for key terms of Deferred Bonus RSUs.
(c) Scorecard LTI
Changes in senior executives’, including the Managing Board directors in fiscal year 2010, grants of awards of Scorecard LTIs between 1 April 2009 and 31 March 2010 are set out below:

					Holding
					at
	Grant				31 March
	Date	Granted	Vested	Lapsed	2010

Louis Gries	21-Jun-09	483,294	—	—	483,294
Russell Chenu	21-Jun-09	93,974	—	—	93,974
Robert Cox	21-Jun-09	134,248	—	—	134,248
Mark Fisher	21-Jun-09	80,549	—	—	80,549
Nigel Rigby	21-Jun-09	80,549	—	—	80,549
See sections 3.2 and 3.3.2(b) on pages 9 and 14, respectively, for more information about Scorecard LTI.

8.3 Senior executive’s relevant interests in JHI SE
Changes in senior executives’, including the Managing Board directors in fiscal year 2010, relevant interests in JHI SE securities between 1 April 2009 and 31 March 2010 are set out below:

				Options at		RSUs at
	CUFS at	CUFS at	Options at	31 March	RSUs at 1	31 March
	1 April 2009	31 March 2010	1 April 2009	2010	April 2009	2010
Senior executives, including Managing Board
Louis Gries	127,675	259,875	3,867,544	3,328,000	760,032	1,564,124
Russell Chenu	25,000	35,000	442,000	442,000	108,637	263,988
Robert Cox	—	—	—	—	155,916	378,555
Mark Fisher	—	29,519	1,172,674	1,080,561	153,014	283,336
Nigel Rigby	—	—	886,281	886,281	153,014	283,336
8.4 Loans
The company did not grant loans to senior executives during fiscal year 2010. There are no loans outstanding to senior executives.
9. Employment contracts
Remuneration and other terms of employment for the CEO, CFO and General Counsel and certain other senior executives are formalised in employment contracts. The main elements of these contracts are set out below.
9.1 CEO’s employment contract
Details of the terms of the CEO’s employment contract are as follows:

Components	Details

Length of contract	Initially a three-year term, commencing 10 February 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renewal date, that it does not want the term to renew.

Base salary	US$950,000 for fiscal year 2010 and 2011. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2011.

Short-term incentive	Annual STI target is 125% of annual base salary for fiscal year 2011. The quantum of STI target is reviewed annually by the Board in May.

The Remuneration Committee recommends the company’s and CEO’s performance objectives, and the performance against these objectives, to the Board for approval. The CEO’s short-term incentive is calculated under the Executive Incentive Plan and the Individual Performance Plan.

Long-term incentive	On the approval of shareholders, stock options or other equity incentive will be granted each year. The recommended number of options or other form of equity to be granted will be appropriate for this level of executive in the US. For fiscal year 2011, the LTI target will be US$2.8 million.

Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (IRS) limit. The company will match the CEO’s contributions into the plan up to the annual IRS limit.

Components	Details

Resignation	The CEO may cease employment with the company by providing written notice. If the CEO retires with the approval of the Board then his unvested restricted stock units and awards will not be forfeited and will be held until the next test date.

Termination by James Hardie	The company may terminate the CEO’s employment for cause or not for cause. If the company terminates the CEO’s employment, not for cause, or the CEO terminates his employment “for good reason” the company will pay the following:

(a) amount equivalent to 1.5 times the CEO’s annual base salary at the time of termination; and

(b) amount equivalent to 1.5 times the CEO’s average STI actually paid in up to the previous three fiscal years as CEO; and

(c) continuation of health and medical benefits at the company’s expense for the remaining term of the agreement and the consulting agreement referenced below.

Post-termination Consulting	The company will request the CEO, and the CEO will agree, to consult to the company upon termination for a minimum of two years, as long as the CEO maintains the company’s non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the MBTSOP and LTIP, the CEO’s outstanding options will not expire during any post-termination consulting period. This arrangement is a standard arrangement for US executives and the Board considers that it is an appropriate restraint for Mr Gries given his intimate involvement in developing the company’s fibre cement business in the United States over the past 19 years.
9.2 CFO’s employment contract
Details of the CFO’s employment contract are as follows:

Components	Details

Length of contract	Fixed period concluding 5 October 2012.

Base salary	A$874,058 for fiscal year 2010. Salary reviewed annually by the Board.

Short-term incentive	Annual STI target is 33% of annual base salary as set out in the CFO’s employment contract, based on personal goals.

The CFO does not participate in the Executive Incentive Program for his short-term incentive, other than the arrangement where some of the CFO’s LTI target is transferred to STI in the form of Executive Incentive Program RSUs.

Long-term incentive	On the approval of shareholders, stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least US$350,000. If the CFO ceases employment with the company, a pro-rata amount of each tranche of the CFO’s unvested options or other form of equity will expire on the date employment ceases, calculated based on the formula D=Cx(A/B), where A is the number of months from the date employment ceases to the first testing or vesting date, B is the number of months from the date of grant until the first testing or vesting date and C is the total number of options or other form of equity granted in the relevant tranche. The remaining unvested/unexercised options or other form of equity will continue as if the CFO

Components	Details

remained employed by the company until the first testing or vesting date, at which point any options or other form of equity that do not vest at that time will also lapse.

Superannuation/pension	The company will contribute A$50,000 to the CFO’s nominated superannuation/pension fund.

Other	The CFO receives an additional benefit of A$30,000.

Resignation or Termination	The company or CFO may cease the CFO’s employment with the company by providing three months’ notice in writing.

Redundancy or diminution of role	If the position of CFO is determined to be redundant or subject to a material subject to diminution in status, duties or responsibility, the company or the CFO may terminate the CFO’s employment. The company will pay the CFO a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.
9.3 General Counsel’s employment contract
Details of the General Counsel’s employment contract are as follows:

Components	Details

Length of contract	Indefinite.

Base salary	US$450,000 for fiscal year 2010 and 2011. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2011.

Short-term incentive	Annual STI target is 65% of annual base salary as set out in his employment contract.

The General Counsel’s short-term incentive is calculated under the Executive Incentive Program (which includes the IP Plan).

Long-term incentive	On the approval of shareholders, stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least US$500,000.

Resignation	The General Counsel may cease employment with the company by providing 30 days’ written notice.

Termination by James Hardie	The company may terminate the General Counsel’s employment for cause or not for cause. If the company terminates the employment, not for cause, or the General Counsel terminates his employment “for good reason”, the company may request the General Counsel to consult to the company for two years as set out below. No other termination payment is payable.

Post-termination Consulting	Depending on the reasons for termination, the company may request the General Counsel, and the General Counsel will agree, to consult to the company for two years upon termination, as long as he signs and complies with 1) a consulting agreement, which will require him to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the General Counsel’s annual base salary as of the termination date for each year of consulting.

9.4 Benefits contained in contracts for CEO, CFO and General Counsel
In fiscal year 2010, and until we moved our corporate domicile to Ireland, the CEO, CFO and General Counsel were on international assignment in The Netherlands. During the time of their international assignment, the employment contracts for the CEO, CFO and General Counsel also specified the following benefits:

Components	Details

International Assignment	Additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.

Other	Tax Equalisation: The company covers the extra personal tax burden imposed by residency in The Netherlands.

Tax Advice: The company will pay the costs of filing income tax returns to the required countries.

Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all US employees, or similar benefits. Are also eligible to participate in the company’s Executive Health and Wellness program.

Business Expenses: Entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid for in connection with the performance of their services under their employment agreements.

Automobile: The company will either purchase or lease an automobile for business and personal use, or, in the alternative, they will be entitled to an automobile equivalent to the level of vehicle they could receive in the US.
9.5 Other senior executives’ employment contracts
Details of employment contracts for senior executives are as follows:

Components	Details

Length of contract	Indefinite.

Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually.

Short-term incentive	An annual STI target is set at a percentage of the senior executive’s salary. The STI target is between 55% and 65% and reviewed annually.

Long-term incentive	Upon the approval of the Board, grants of Scorecard LTI awards and Relative TSR and Executive Incentive Program RSUs have been made under the LTIP plan.

Defined Contribution Plan	US senior executives may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the senior executive’s contributions into the plan up to the annual IRS limit.

Resignation	The senior executive may cease employment with the company by providing 30 days’ written notice.

Components	Details

Termination by James Hardie	The company may terminate the senior executive’s employment for cause or not for cause. Other than the post-termination consulting arrangement discussed below for a termination without cause or a resignation for good reason, no other termination payments are payable.

Post-termination Consulting	Depending on the senior executive’s individual contract, and the reasons for termination, the company may request the senior executive, and the senior executive will agree, to consult to the company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the senior executive’s annual base salary as of the termination date for each year of consulting.

Other	Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all US employees and also eligible to participate in the company’s Executive Health and Wellness program.

Business Expenses: The senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of services under their employment.

Automobile: The company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed US$750 per month.
10. REMUNERATION FOR BOARD NON-EXECUTIVE DIRECTORS
Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount approved by shareholders from time to time. The current aggregate fee pool of US$1,500,000 was approved by shareholders in 2006.
Additional Board fees are not paid to executive Board directors.
10.1 Remuneration structure
Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman, Deputy Chairman and Board Committee Chairman and to members of the Due Diligence Committee.
During fiscal year 2010, the Remuneration Committee reviewed non-executive directors’ fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities, and workload requirements. As a result of the review, the Remuneration Committee recommended increasing all nonexecutive director fees by 5%, effective 1 April 2010.

The fees paid in fiscal year 2010, and payable in fiscal year 2011, are:

(US dollars)	Fiscal	Fiscal
Role	2010	2011

Chairman	$300,000	$315,000
Deputy Chairman	$175,000	$183,750
Board member	$130,000	$136,500
Audit Committee Chairman	$20,000	$20,000
Remuneration or Nominating and Governance Committee Chairman	$10,000	$10,000
During fiscal year 2009, the Board formed the Due Diligence Committee, comprised of representatives from the Board and management. This committee was formed to assist the Board with reviewing and considering alternative proposals to move the company’s domicile. Non-executive directors who attended meetings of the Due Diligence Committee received fees of US$1,500 per meeting, and the Chairman received fees of $3,000 per meeting, in addition to their base fees. The Due Diligence Committee met five times in fiscal year 2010.
As the focus of the Board is on the long-term direction and well-being of James Hardie, there is no direct link between non-executive directors’ remuneration and the short-term results of the company.
No non-executive director has been granted options, restricted stock units or performance rights. In fiscal year 2010, some non-executive directors have received some of their fees in James Hardie shares in accordance with the Supervisory Board Share Plan described below.
10.2 Board Accumulation Policy
Non-executive directors are expected to accumulate a minimum of 1.5 times (and two times for the Chairman) their total base remuneration (excluding Board Committee fees) in JHI SE shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee monitors non-executive directors’ progress against this policy on a periodic basis.
10.3 Supervisory Board Share Plan
Under the Supervisory Board Share Plan 2006 (SBSP), non-executive directors can elect to receive some of their annual fees in JHI SE shares. The SBSP was last approved at the 2007 AGM. The SBSP is one of the vehicles non-executive directors can use to achieve their target shareholding under the Board Accumulation Policy. Although a number of directors used the SBSP to acquire shares during fiscal year 2010, the company anticipates that the complexity of the four different jurisdictions in which the company’s individual directors are resident means that in the future most directors are likely to acquire shares in the company directly on the ASX or NYSE.
JHI SE shares received under the SBSP can be either be acquired on market or new shares issued by the company. Where shares are issued, the price is the average of the market closing prices at which the shares were quoted on the ASX during the five business days preceding the day of issue. Where the shares are acquired on market, the price is the purchase price.
The SBSP does not include a performance condition because the amounts applied to acquire shares under the SBSP are from the annual fees earned by the non-executive directors.
10.4 Director retirement benefits
The company does not provide any benefits for non-executive Board directors upon termination of employment.

10.5 Total remuneration for non-executive directors for the years ended 31 March 2010 and 2009
The table below sets out the remuneration for those directors who served on the Board during the fiscal years ended 31 March 2010 and 2009:

	Primary	Equity
	Directors’	JHI SE	Other Benefits
Name	Fees (1)	Stock (2)	(3)	Total
Non-executive directors
Michael Hammes Fiscal year 2010	$221,000	$85,000	$10,641	$316,641
Fiscal year 2009	222,500	21,250	3,988	247,738

Donald McGauchie Fiscal year 2010	185,000	—	2,428	187,428
Fiscal year 2009	185,000	—	11,627	196,627

Brian Anderson Fiscal year 2010	155,000	10,000	8,290	173,290
Fiscal year 2009	155,000	—	1,300	156,300

David Dilger (4) Fiscal year 2010	75,000	—	1,784	76,784
Fiscal year 2009	N/A	N/A	N/A	N/A

David Harrison (5) Fiscal year 2010	130,000	10,000	10,000	150,000
Fiscal year 2009	105,537	—	4,178	109,715

James Osborne (6) Fiscal year 2010	127,500	10,000	990	138,490
Fiscal year 2009	6,333	—	—	6,333

Rudy van der Meer Fiscal year 2010	120,000	10,000	—	130,000
Fiscal year 2009	60,000	60,000	14,407	134,407

(1)	Amount includes base, Chairman, Deputy Chairman, Committee Chairman and Due Diligence Committee attendance fees.

(2)	The actual amount spent by each Board member was determined after deducting applicable Dutch taxes from this amount. The number of JHI SE shares acquired was determined by dividing the amount of participation in the SBSP by the market purchase price.

(3)	Other Benefits includes the cost of non-executive directors’ fiscal compliance in The Netherlands.

(4)	Mr Dilger was appointed to the company’s Joint and Supervisory Boards effective 2 September 2009.

(5)	Mr Harrison was appointed to the company’s Joint and Supervisory Boards effective 19 May 2008.

(6)	Mr Osborne was appointed to the company’s Joint and Supervisory Boards effective 12 March 2009.

10.6 Non-Executive directors’ relevant interests in JHI SE
Changes in non-executive directors’ relevant interests in JHI SE securities between 1 April 2009 and 31 March 2010 are set out below

			Number of
			Shares/CUFS at
	Number of		date of			Shares/CUFS at	Number of
	Shares/CUFS		becoming	On market		Date of	Shares/CUFS at
	At 1 April 2009[1]		Director	Purchases	SBSP[2]	resignation	31 March 2010

Non-executive directors
Michael Hammes	21,464	[3]	N/A	—	11,383	N/A	32,847
Donald McGauchie	15,372	[4]	N/A	5,000	—	N/A	20,372
Brian Anderson	6,124		N/A	—	1,511	N/A	7,635
David Dilger	—		—	25,000	—	N/A	25,000
David Harrison	10,000	[5]	N/A		2,384	N/A	12,384
James Osborne	—		N/A	—	2,551	N/A	2,551
Rudy van der Meer	16,355		N/A	—	935	N/A	17,290

[1]	Shares were purchased under SBSP in fiscal year 2008 and 2009 as follows: 42,508 shares on 14 March 2008 at an average price of A$5.7352 and 17,550 shares on 13 March 2009 at an average price of A$3.7254,

[2]	Shares purchased under SBSP in fiscal year 2010 as follows: 9,432 shares on 26 June 2009 at an average price of A$4.28, 5,098 shares on 15 September 2009 at an average price of A$7.09, 2,019 shares on 15 December 2009 at an average price of A$8.25 and 2,215 shares on 11 March 2010 at an average price of A$7.68.

[3]	9,000 shares/CUFS held as ADRs.

[4]	6,000 shares held for the McGauchie Superannuation Fund.

[5]	Held as ADRs.
Only non-executive directors are entitled to participate in the SBSP.
11. DUTCH CORPORATE GOVERNANCE CODE
Under the Dutch Code on Corporate Governance (the Dutch Code) published by the Dutch Corporate Governance Committee (the Tabaksblat Committee) in 2003, as amended by Government Decree of 10 December 2009, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. The corporate governance section of this report on pages 74–92 states that where the company has not completely applied the best practice provisions of the Dutch Code relating to remuneration matters, such information will be provided in this report.
Best Practice Provision II.1.1 of the Dutch Code stipulates that Managing Directors shall be appointed for a maximum period of four years. Our CEO has been appointed for a period of six years.
Best Practice Provision II.2.7 of the Dutch Code provides that neither the exercise price nor the other conditions regarding options granted to Managing Board directors may be modified during the term of the options, except as prompted by structural changes relating to shares or the company in accordance with established market practice. James Hardie may modify the term of the options as specified in the LTIP or employment agreement with a Managing Board director upon departure of the employee of other circumstances described in the LTIP.
Best Practice Provision II.2.8 of the Dutch Code provides that a severance payment to a Managing Board director shall not exceed one time the amount of the fixed salary. In contracts with Managing Board directors, the severance payments are agreed upon on an individual basis, taking into account home country practice and the Managing Board director’s specific situation. Consistent with Mr Gries’ prior employment agreement when he acted as the company’s Chief Operating Officer, Mr Gries’ current contract specifies that in the event of a termination without cause or for good reason, he will receive 1.5 times his annual base salary and 1.5 times his average annual bonus in addition to a two-year consulting contract, as long as he maintains the company’s non-compete and confidentiality agreements.
Best Practice Provision III.7.1 of the Dutch Code provides that members of the Supervisory Board shall not be granted shares by way of remuneration. Although our members of the Board who were members of the Supervisory Board in fiscal year 2010 are not granted shares by way of remuneration, the guideline contained in the Stock Accumulation Policy provides guidance that they should accumulate 1.5 times their annual base board fees in share ownership. We believe this practice is to the benefit of the company and is common practice in Australia and the United States.
This report is made in accordance with a resolution of the members of the Board.

Michael Hammes	Louis Gries
Chairman	Chief Executive Officer
Approved 31 July 2010

Management’s Discussion and Analysis
Overview
This discussion is intended to provide information that will assist in understanding James Hardie’s (the company’s) 31 March 2010 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on the company’s financial condition and results of operations in future periods. This discussion includes information about James Hardie’s critical accounting policies and how these policies affect its consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect the financial condition and results of operations as a whole.
James Hardie’s pre-tax results for fiscal years 2010 and 2009 were affected by unfavourable asbestos adjustments of US$224.2 million and favourable asbestos adjustments of US$17.4 million, respectively; AICF SG&A expenses of US$2.1 million and US$0.7 million, respectively; and ASIC expenses of US$3.4 million and US$14.0 million, respectively. Information regarding asbestos-related matters and ASIC matters can be found in this discussion and in Notes 4.8 and 4.16 to the consolidated financial statements starting on pages 109 and 117 of this annual report.
The Company and the Building Product Markets
Based on net sales, James Hardie believes it is the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. The company’s current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada. Through significant research and development expenditure, James Hardie develops key product and production process technologies that it patents or holds as trade secrets. James Hardie believes that these technologies give it a competitive advantage.
James Hardie’s fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodelling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). The company manufactures numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing and floor and tile underlayments.
The company’s products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors continued to be generally unfavourable during fiscal year 2010, resulting in weaker residential construction activity.
Fiscal Year 2010 Key Results
Total net sales decreased 6% to US$1,124.6 million in fiscal year 2010. James Hardie recorded an operating loss of US$21.0 million in fiscal year 2010 compared to an operating profit of US$173.6 million in fiscal year 2009. The operating loss of US$21.0 million in fiscal year 2010 was adversely affected by the unfavourable asbestos adjustment of US$224.2 million. EBIT excluding asbestos and ASIC expenses increased 22% to US$208.7 million in fiscal year 2010 from US$170.9 million in fiscal year 2009.
Net income excluding asbestos, ASIC expenses and tax adjustments increased 32% to US$133.0 million in fiscal year 2010 from US$100.5 million in fiscal year 2009. Including asbestos, ASIC expenses and tax adjustments, net income moved from US$136.3 million to a loss of US$57.1 million.
The company’s largest market is North America. Based on the NAHB’s Builder Practices Reports, for the past three years, fibre cement has been one of the fastest growing segments (in terms of market growth) of the US residential exteriors industry. During fiscal year 2010, USA and Europe Fibre Cement net sales contributed approximately 74%

of total net sales, and its operating income was the primary contributor to the total company results. Net sales for the USA and Europe Fibre Cement business decreased due to a reduction in sales volume, slightly offset by a higher average net sales price.

(US$ Millions)	2010		2009		% Change

Net sales

USA and Europe Fibre Cement		$828.1		$929.3	(11)
Asia Pacific Fibre Cement		296.5		273.3	9

Total net sales		1,124.6		1,202.6	(6)
Cost of goods sold		(708.5)		(813.8)	13
Gross profit		416.1		388.8	7

Selling, general and administrative expenses		(185.8)		(208.8)	11

Research and development expenses		(27.1)		(23.8)	(14)
Asbestos adjustments		(224.2)		17.4	—

EBIT		(21.0)		173.6	—
Net interest expense		(4.0)		(3.0)	(33)
Other income (expense)		6.3		(14.8)

Net operating profit (loss)		$(57.1)		$136.3	—

Volume (mmsf)
USA and Europe Fibre Cement		1,303.7		1,526.6	(15)
Asia Pacific Fibre Cement		389.6		390.6	—

Average net sales price per unit (per msf)

USA and Europe Fibre Cement	US$	635	US$	609	4
Asia Pacific Fibre Cement	A$	894	A$	879	2

Operating income for the USA and Europe Fibre Cement segment increased in fiscal year 2010 from fiscal year 2009 primarily due to lower material input costs, higher average net sales price and improved plant performance, partially offset by lower sales volume and a resulting increase in the fixed unit costs of manufacturing as fixed costs were spread over significantly lower production volume.
During fiscal year 2010, Asia Pacific Fibre Cement net sales contributed approximately 26% of total net sales. Net sales increased 9% due to favourable currency exchange rates movements in the Asia Pacific business’ currencies compared to the US dollar and a 2% increase in average net sales price.
Total Net Sales
Total net sales decreased 6% from US$1,202.6 million in fiscal year 2009 to US$1,124.6 million in fiscal year 2010 reflecting the ongoing decline in US housing activity.
USA and Europe Fibre Cement Net Sales
Net sales decreased 11% from US$929.3 million in fiscal year 2009 to US$828.1 million in fiscal year 2010 due to lower sales volume, partially offset by a higher average net sales price.
Sales volume decreased 15% from 1,526.6 million square feet in fiscal year 2009 to 1,303.7 million square feet in fiscal year 2010, primarily due to weaker demand for the company’s products in the United States as a result of the downturn in activity in the US housing construction and renovations market amid overall weak economic conditions.
Although housing affordability has improved, the reduced availability of mortgage credit for prospective home buyers, the large inventory of homes for sale and relatively low consumer confidence continued to negatively affect demand. The average net sales price increased 4% from US$609 per msf in fiscal year 2009 to US$635 per msf in fiscal year 2010 as a result of a price increase early in fiscal year 2010 and a favourable shift in product mix.

According to the US Census Bureau, annualised seasonally-adjusted single family housing starts in March 2010 were 531,000, still significantly below the January 2006 peak of 1.823 million annualised starts.
For the full year ended 31 March 2010, the NBSK pulp price was US$761 per ton, 7% down compared to US$814 per ton for the prior year; however during the course of the year, key raw material and energy costs increased. The average pulp price in the fourth quarter was 24% higher than in the fourth quarter of fiscal year 2009, and 9% higher than in the third quarter of fiscal year 2010, as a result of continued strong demand, especially from China, and the effects on supply of the Chilean earthquake in February 2010.
Although production capacity has been re-commissioned as the NBSK pulp price index has risen, the price of pulp is expected to remain high in the immediate to medium term. In April 2010, the average NBSK pulp price rose to US$939 per ton.
Similarly, freight costs were lower for fiscal year 2010, compared to fiscal year 2009. However, freight costs rose in the fourth quarter of fiscal year 2010, compared to the third quarter of fiscal year 2010 and the fourth quarter of fiscal year 2009, in response to significantly higher diesel prices amid emerging signs of a recovery in the United States economy.
Over the full year, the ColorPlus® product range continued to increase its penetration rate.
The company’s strategy remains unchanged, with the focus continuing to be on primary demand growth, product mix shift and zero to landfill.
Asia Pacific Fibre Cement Net Sales
Net sales from Asia Pacific Fibre Cement increased 9% from US$273.3 million in fiscal year 2009 to US$296.5 million in fiscal year 2010. The higher value of the Asia Pacific business’ currencies against the US dollar accounted for 7% of the increase, while the remaining 2% of the increase was due to the underlying Australian dollar business results. In Australian dollars, net sales increased 2% due to an increase in average net sales price.
Australian Bureau of Statistics (ABS) reported a 16% increase in housing approvals in fiscal year 2010 compared to fiscal year 2009.
Asia Pacific sales volume was stable as increasing volume in Australia and the Philippines was offset by an 11% decrease in New Zealand volume, due to a weaker domestic market in fiscal year 2010, compared to fiscal year 2009.
In Australia, the Scyon™ branded product range continued to build momentum over the course of the fiscal year. In New Zealand, sales of differentiated products also grew in fiscal year 2010. Similarly, in the Philippines, sales of differentiated products, primarily thicker board, increased over the full year.
Appreciating local currencies resulted in a 5% decrease in raw material costs measured in Australian dollar terms for the Asia Pacific business compared to fiscal year 2009. The vast majority of this saving relates to pulp which is traded in US dollars.
Gross Profit
Gross profit increased 7% from US$388.8 million in fiscal year 2009 to US$416.1 million in fiscal year 2010. The gross profit margin increased 4.7 percentage points from 32.3% in fiscal year 2009 to 37.0% in fiscal year 2010.
USA and Europe Fibre Cement gross profit increased 5% in fiscal year 2010 compared to fiscal year 2009. Gross profit benefited 11% as a result of higher average net sales price and 12% from a reduction of input costs, primarily pulp, energy and freight and lower warranty expenses. The benefits were partially offset by a 18% detriment due to lower sales volume and a resulting increase in the fixed unit cost of manufacturing, as fixed costs were spread over a lower production volume.
The gross profit margin of the USA and Europe Fibre Cement business increased by 5.9 percentage points. Asia Pacific Fibre Cement gross profit increased 16% in fiscal year 2010 compared to fiscal year 2009. The higher value of Asia Pacific business’ currencies against the US dollar accounted for 8% of the increase.

In Australian dollars, Asia Pacific Fibre Cement gross profit benefited 6% as a result of a favourable price movement, including product mix shift. In addition, gross profit benefited 5% from reduced manufacturing costs and decreased raw material input costs as appreciating local currencies more than offset increasing costs of raw materials that are traded in US dollars. These benefits were offset by higher warranty expenses.
The gross profit margin of the Asia Pacific Fibre Cement business increased by 1.9 percentage points.
Selling, General and Administrative (SG&A) Expenses
SG&A expenses decreased 11% from US$208.8 million in fiscal year 2009 to US$185.8 million in fiscal year 2010. The decrease was primarily due to a favourable US$7.6 million adjustment to a legal provision following settlement of a contractual warranty and lower general corporate costs, partially offset by higher SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments. As a percentage of sales, SG&A expenses declined 0.9 of a percentage point to 16.5% in fiscal year 2010. For fiscal year 2010, SG&A expenses included non-claims handling related operating expenses of the AICF of US$2.1 million.
ASIC Proceedings
On 23 April 2009, his Honour Justice Gzell issued judgment against the company and ten former officers and directors of the company.
All defendants other than two lodged appeals against Justice Gzell’s judgments, and ASIC responded by lodging cross-appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the company was heard in May 2010. A final judgment is awaited.
Depending upon the outcome of the appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and costs of the appeal and the first instance proceedings that the company may become liable for either in respect of its own appeal or the appeals of other defendants-appellants under indemnities.
As with the first instance proceedings, the company has agreed to pay a proportion of the costs of bringing and defending appeals, with the remaining costs being met by third parties. The company notes that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.
As a result of the above uncertainties, it is not presently possible for the company to estimate the amount or range of amounts, including costs that it might become liable to pay as a consequence of the appeal proceedings. Accordingly, as of 31 March 2010, the company has not recorded any related loss reserves.
It is the company’s policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings and appeals could have a material adverse effect on the company’s financial position, liquidity, results of operations and cash flows.
For the year ended 31 March 2010, the company incurred legal costs related to the ASIC proceedings, noted as ASIC expenses, of US$3.4 million. These costs were substantially lower compared to fiscal year 2009, when the company incurred ASIC expenses of US$14.0 million. ASIC expenses are included in SG&A expenses.
The company’s net costs in relation to the ASIC proceedings from their commencement in February 2007 and the appeals to 31 March 2010 total US$23.1 million.
Background
In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales (the Court) against the company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, and engaging in misleading or deceptive conduct in respect of a security.

The company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the other former directors and officers of the company.
See Note 4.16 to the consolidated financial statements starting on page 117 of this annual report for further information on the ASIC Proceedings.
Chile Litigation
On 30 December 2009, the company entered into a settlement agreement with El Volcan resolving all outstanding issues between the parties relating to the sale of FC Volcan to El Volcan in July 2005.
Under the settlement agreement, James Hardie will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Cementa or Quimel.
El Volcan will now be responsible for its own defence of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify James Hardie against any future claims by third parties related to the management or business of FC Volcan, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts owed under the terms of the settlement were paid in full on 31 December 2009. As a result, the amount of the provision in excess of the settlement amount was reversed, resulting in a gain of US$7.6 million included in general corporate costs for the year ended 31 March 2010.
Background
On 24 April 2009, a trial court in Santiago, Chile awarded the then equivalent of US$13.4 million in damages against FC Volcan, in civil litigation brought by Cementa in 2007.
Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Quimel also joined the proceedings.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the company had agreed to indemnify the buyer, El Volcan, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing.
Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. On 23 June 2009, the Chilean trial court dismissed the claim filed by Quimel against FC Volcan.
James Hardie denied and continues to deny the allegations of predatory pricing in Chile.
See Note 4.16 to the consolidated financial statements starting on page 117 of this annual report for more information on the Chile Litigation.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 9% higher for fiscal year 2010, at US$15.7 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 24% higher for fiscal year 2010 at US$11.4 million, compared to fiscal year 2009.

Asbestos Adjustments
The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the AFFA that was signed with the NSW Government in November 2006 and approved by the company’s security holders in February 2007.
The discounted central estimate of the asbestos liability has decreased from A$1.782 billion at 31 March, 2009 to A$1.537 billion at 31 March, 2010. The reduction in the discounted central estimate of A$245.0 million is primarily due to increases in yields on Government Bonds, which are used for discounting the future cash flows; and a reduction in the projected future number of claims to be reported for a number of disease types.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s consolidated statement of operations, depending on the closing exchange rate between the two currencies at each balance sheet date.
For fiscal year 2010, the Australian dollar appreciated against the US dollar by 33%, compared to a 25% depreciation in fiscal year 2009.
The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2010. The asbestos adjustments for the fiscal years ended 31 March 2010 and 2009 are as follows:

	Fiscal Years Ended 31 March
(In US$ millions)	2010	2009
Change in estimates	$(3.3)	$(162.3)
Effect of foreign exchange movements	(220.9)	179.7

Asbestos adjustments	$(224.2)	$17.4

Claims data
The number of new claims filed in fiscal year 2010 of 535 is lower than new claims of 607 reported for fiscal year 2009, and also slightly below actuarial expectations for fiscal year 2010.
The number of claims settled of 540 for fiscal year 2010 is lower than claims settled of 596 for fiscal year 2009.
The average claim settlement of A$191,000 for fiscal year 2010 is in line with fiscal year 2009 and slightly below the actuarial expectations for fiscal year 2010.
Asbestos claims paid of A$103.2 million for fiscal year 2010 were lower than the actuarial expectation of A$114.2 million for fiscal year 2010.
As of 31 March 2010, the AICF had cash and investment assets of A$63.1 million (US$57.8 million). James Hardie will make a contribution of A$72.8 million (US$63.7 million) to the AICF on 1 July 2010. This amount represents 35% of the company’s free cash flow for fiscal year 2010, as defined by the AFFA.
All figures provided in this claims data section are gross of insurance and other recoveries. See Note 4.8 to the consolidated financial statements for further information on asbestos adjustments.
EBIT
EBIT moved from US$173.6 million in fiscal year 2009 to a loss of US$21.0 million for fiscal year 2010. The loss for fiscal year 2010 includes net unfavourable asbestos adjustments of US$224.2 million (due primarily to the appreciation of the Australian dollar against the US dollar during the period), AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million.

In fiscal year 2009, EBIT included net favourable asbestos adjustments of US$17.4 million (attributable to depreciation of the Australian dollar against the US dollar during the period, partially offset by a change in the actuarial estimate), AICF SG&A expenses of US$0.7 million and ASIC expenses of US$14.0 million.
Excluding asbestos and ASIC expenses, operating income increased from US$170.9 million in fiscal year 2009 to US$208.7 million in fiscal year 2010 as shown in the following table:

(US$ millions)	2010	2009	% Change

USA and Europe Fibre Cement	$208.5	$199.3	5
Asia Pacific Fibre Cement	58.7	47.1	25
Research and Development	(19.0)	(18.9)	(1)
General Corporate:
General corporate costs	(42.9)	(70.6)	39
Asbestos adjustments	(224.2)	17.4	—
AICF SG&A expenses	(2.1)	(0.7)	—

EBIT	(21.0)	173.6	—

Excluding:
Asbestos:
Asbestos adjustments	224.2	(17.4)	—
AICF SG&A expenses	2.1	0.7	—
ASIC expenses	3.4	14.0	(76)

EBIT excluding asbestos and ASIC expenses	$208.7	$170.9	22
Net sales	$1,124.6	$1,202.6	(6)
EBIT margin excluding asbestos and ASIC expenses	18.6%	14.2%

USA and Europe Fibre Cement EBIT increased by 5% from US$199.3 million in fiscal year 2009 to US$208.5 million in fiscal year 2010. The improvement was driven by lower material input costs (primarily pulp, energy and freight), higher average net sales price and improved plant performance which contributed to lower average unit manufacturing costs. These benefits were partially offset by lower sales volume and a resulting increase in the fixed unit cost of manufacturing as fixed costs were spread over significantly lower production volume. The USA and Europe Fibre Cement EBIT margin was 3.8 percentage points higher at 25.2%.
Asia Pacific Fibre Cement EBIT increased 25% from US$47.1 million in fiscal year 2009 to US$58.7 million in fiscal year 2010. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 11% of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the full year increased 14% due to strong primary demand growth offsetting weakened local markets, an increase in average net sales price, and favourable product mix shift, together with lower raw materials costs and reduced manufacturing costs. These benefits were partially offset by an increase in warranty expenses. The EBIT margin was 2.6 percentage points higher at 19.8%.
General Corporate Costs
General corporate costs decreased US$27.7 million from US$70.6 million in fiscal year 2009 to US$42.9 million in fiscal year 2010. The company incurred costs associated with its Re-domicile of US$9.1 million in fiscal year 2010, compared to US$10.3 million in fiscal year 2009. ASIC expenses decreased from US$14.0 million in fiscal year 2009 to US$3.4 million in fiscal year 2010.
General corporate costs excluding ASIC expenses and Re-domicile costs for fiscal year 2010 decreased from US$46.3 million in fiscal year 2009 to US$30.4 million in fiscal year 2010. The reduction was due to a US$7.6 million reversal of a legal provision and reductions in other general corporate costs.
Net Interest Expense
Net interest expense increased from US$3.0 million in fiscal year 2009 to US$4.0 million in fiscal year 2010. Net interest expense for fiscal year 2010 included AICF interest income of US$3.3 million and a realised loss of US$2.5 million on interest rate swap contracts. Net interest expense for fiscal year 2009 included AICF interest income of US$6.4 million and nil related to interest rate swap contracts.

Other Income (Expense)
Other income moved from an expense of US$14.8 million in fiscal year 2009 to income of US$6.3 million in fiscal year 2010. The turnaround resulted from an impairment charge due to a permanent diminution in value of US$14.8 million recognised at 31 March 2009 on restricted short-term investments held by the AICF. Other income for the full year also benefited from a US$6.7 million (A$7.9 million) realised gain arising from the sale of restricted short-term investments held by the AICF, partially offset by an unrealised loss of US$0.4 million resulting from movements in the fair value of interest rate swap contracts.
Income Tax
Income tax expense increased from US$19.5 million in fiscal year 2009 to US$38.4 million in fiscal year 2010. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 34.4% in fiscal year 2010, compared to 41.4% for fiscal year 2009. The change in effective tax rate excluding asbestos and tax adjustments is attributable to changes in the geographic mix of earnings and expenses, reductions in non-tax deductible expenses and the reversal of a non-taxable legal provision in operating profit.
The company recorded favourable tax adjustments of US$30.7 million in fiscal year 2010 compared to unfavourable tax adjustments of US$7.2 million in fiscal year 2009. The tax adjustments in fiscal years 2010 and 2009 relate to uncertain tax positions.
Net Operating (Loss) Profit
Net operating loss moved from a profit of US$136.3 million in fiscal year 2009 to a loss of US$84.9 million in fiscal year 2010. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% from US$100.5 million in fiscal year 2009 to US$133.0 million in fiscal year 2010 as shown in the table below.

	Fiscal Years Ended 31 March
(US$ millions)	2010	2009

Net operating (loss) profit	$(57.1)	$136.3

Excluding:
Asbestos adjustments	224.2	(17.4)
AICF SG&A expenses	2.1	0.7
AICF interest income	(3.3)	(6.4)
(Gain) impairment on AICF investments	(6.7)	14.8
Tax expense (benefit) related to asbestos	1.1	(48.7)
ASIC expenses	3.4	14.0
Tax adjustments	(30.7)	7.2

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$133.0	$100.5

Fiscal year 2010 includes a one-time legal provision reversal of US$7.6 million. See Note 4.16 to the consolidated financial statements starting on page 117 of this annual report for further information on the legal provision reversal.
Liquidity and Capital Resources
The company’s treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by its treasury department and is centralised in Ireland. This policy is reviewed annually and is designed to ensure that the company has sufficient liquidity to support its business activities and meet future business requirements in the countries in which it operates. Counterparty limits are managed by the treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts that are approved annually by the Chief Financial Officer.
James Hardie has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on the company’s short-term or long-term liquidity. The company anticipates that it will have sufficient funds to meet its planned working capital and other cash requirements for the next 12 months based on its existing cash balances, cash available under proposed new credit facilities and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, unutilised committed credit facilities, anticipated future net operating cash flows and proposed new facilities.
Excluding restricted cash, the company had cash and cash equivalents of US$19.2 million as of 31 March 2010. At that date, the company also had credit facilities totalling US$426.7 million, of which US$154.0 million was drawn, leaving US$272.7 million available to be drawn. The credit facilities are all uncollateralised and consist of the following:

(US$ millions)	At 31 March 2010
	Effective		Principal
Description	Interest Rate	Total Facility	Drawn

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.86%	$161.7	$95.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.01%	90.0	59.0

Total		$426.7	$154.0

At 31 March 2010 the company had net debt of US$134.8 million, a decrease of US$146.8 million from net debt of US$281.6 million at 31 March 2009.
In December 2009, the company refinanced US$130.0 million in facilities, which previously had maturity dates in or prior to June 2010. The maturity date of these new facilities is December 2012. On 16 June 2010, US$161.7 million of the term facilities matured. The company did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid by using longer-term facilities.
The weighted average remaining term of the total credit facilities at 31 March 2010 was 2.6 years. For all facilities, the interest rate is calculated two business days prior to the commencement of each drawdown period based on the US$ London Interbank Offered Rate (LIBOR) plus the margins of individual lenders and is payable at the end of each draw-down period. During fiscal year 2010, the company paid US$1.3 million in commitment fees. As of 31 March 2010, US$154.0 million was drawn under the combined facilities and US$272.7 million was available.
In March 2006, RCI received an amended assessment from the ATO based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998.
During fiscal year 2007, the company agreed with the ATO that in accordance with the ATO Receivables Policy, James Hardie would pay 50% of the total amended assessment being A$184.0 million (US$148.4 million — converted at the 31 March 2007 spot rate) and provide a guarantee from JHI SE in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. The company also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 31 March 2010, the company had paid A$118.6 million (US$108.6 million) of GIC to the ATO. This amount includes GIC of A$76.7 million (US$70.2 million) paid as part of the payment of A$184.0 million (US$148.4 million — converted at the 31 March 2007 spot rate) towards the amended assessment in fiscal year 2007. On 15 April 2010, the company paid an additional amount of A$2.5 million (US$2.3 million) in GIC related to the quarter ended 31 March 2010.

RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO’s position in this matter. The company believes that RCI’s view on its tax position will ultimately prevail in this matter. As a result, the company has treated all payments in respect of the amended assessment and the accrued interest receivable on such payments as of 31 March 2010 as a deposit. It is the company’s intention to treat any payments to be made at a later date and accrued interest receivable as a deposit.
The company expects that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of 31 March 2010, the company had not recorded any liability for the amended assessment as it believes it is more-likely-than-not, based on the technical merits, that its position will be upheld.
For more information, see Note 4.13 to the consolidated financial statements starting on page 116 of this annual report. If the company is unable to extend its credit facilities, or unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, continue to suspend dividend payments, or take other measures to conserve cash in order to meet future cash flow requirements.
As of 31 March 2010, the company’s management believed that it was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid-in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the AFFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the company under the AFFA.
Cash Flow
Net operating cash moved from a cash outflow of US$45.2 million in fiscal year 2009 to a cash inflow of US$183.1 million in fiscal year 2010, primarily due to two significant cash outflows in fiscal year 2009 that did not recur in fiscal year 2010: the ATO settlement payment of US$101.6 million in settlement of disputes for the years 2002 and 2004 to 2006, and the quarterly instalment payments to the AICF totalling US$110.0 million. Under the terms of the AFFA, the company was not required to make a contribution to the AICF during fiscal year 2010. Net operating cash flow was also favourably affected by a net improvement in operating results across the business, changes in accrued liabilities and an increase in accounts payable due to rising levels of inventory. These favourable movements were partially offset by an increase in accounts receivable.
Historically, the company has generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when it does not incur any unusual or discrete large cash outflows, such as or similar to the ATO settlement during fiscal year 2009, the company expects that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, the company expects to rely more significantly on available credit facilities and other sources of working capital.
Net cash used in investing activities increased from US$26.1 million in fiscal year 2009 to US$50.5 million in fiscal year 2010 as capital expenditures increased from the prior year.
Net financing cash moved from a cash inflow of US$25.0 million in fiscal year 2009 to a cash outflow of US$159.0 million in fiscal year 2010, primarily due to repayment of 364-day facilities of US$93.3 million and a reduction in outstanding term facilities of US$76.7 million during fiscal year 2010.

Capital Requirements and Resources
James Hardie’s capital requirements consist of expansion, renovation and maintenance of its production facilities and construction of new facilities. The company’s working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.
During the fiscal year ended 31 March 2010, the company met its capital expenditure requirements through a combination of internal cash and funds from credit facilities. The company expects to use cash primarily generated from its operations to fund capital expenditures and working capital. During fiscal year 2011, the company expects to spend approximately US$70 million to US$80 million on capital expenditures, including facility upgrades, equipment to enhance environmental compliance and capital to implement new fibre cement technologies. The company plans to fund any cash flow shortfalls that it may experience due to payments related to the AFFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of US$19.2 million at 31 March 2010, and cash that it anticipates will be available under credit facilities.
Under the terms of the AFFA, the company is required to fund the AICF on an annual basis, depending on its net operating cash flow. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to the AICF in February 2007 and annual payments will be made each July. The amounts of these annual payments are dependent on several factors, including the company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. No contribution was required to be made under the AFFA in fiscal year 2008. Further contributions in fiscal year 2009 were made on a quarterly basis in July and October 2008 and in January and March 2009, totalling A$118.0 million (inclusive of interest). Under the terms of the AFFA, the company was not required to make a contribution to the AICF in fiscal year 2010. The company will make a contribution to the AICF in fiscal year 2011 of A$72.8 million (US$63.7 million). Future funding for the AICF continues to be linked under the terms of the AFFA to the company’s long-term financial success, especially its ability to generate net operating cash flow.
The company anticipates that its cash flows from operations, net of estimated payments under the AFFA, will be sufficient to fund its planned capital expenditure and working capital requirements in the short-term. If the company does not generate sufficient cash from operations to fund its planned capital expenditures and working capital requirements, it believes the cash and cash equivalents of US$19.2 million at 31 March 2010, and the cash that it anticipates will be available under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.
The company expects to rely primarily on increased market penetration of its products and increased profitability from a more favourable product mix to generate cash to fund its long-term growth. Historically, the company’s products have been well-accepted by the market and its product mix has changed towards higher-priced, differentiated products that generate higher margins.
The company has historically reinvested a portion of the cash generated from its operations to fund additional capital expenditures, including research and development activities, which it believes have facilitated greater market penetration and increased profitability. The company’s ability to meet its long-term liquidity needs, including its long-term growth plan, is dependent on the continuation of this trend and other factors discussed here.
In May 2007, the company announced a dividend policy of a payout ratio of between 50% to 75% of net income before asbestos adjustments, subject to funding requirements. In November 2008, the company announced that its Board had decided to omit the interim dividend for fiscal year 2009 and that it would continue to review the dividend policy, but that it was likely dividends would be suspended until conditions improved significantly. On 20 May, 2009, the company announced that it would omit the year-end dividend for fiscal year 2009 to conserve capital and that, until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, it anticipates that dividends will continue to be suspended in order to conserve capital. This remains the company’s position.
The company believes its business is affected by general economic conditions, such as level of employment, consumer confidence, consumer income, the availability of financing and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing prices. Over the past several years, the ongoing sub-prime mortgage fallout, rising unemployment, increased foreclosures, high current inventory of unsold homes, tighter credit and volatile equity markets have materially adversely affected the company’s business. The company expects that business derived from current US forecasts of new housing starts and renovation and remodel expenditures will result in its operations generating cash flow sufficient to fund the majority of its planned capital expenditures. It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which the company manufactures and sells its products would negatively affect its growth and current levels of revenue and profitability and therefore decrease the company’s liquidity and ability to generate sufficient cash from operations to meet its capital requirements.
Pulp and cement are primary ingredients in the company’s fibre cement formulation, which have been subject to price volatility, affecting its working capital requirements. The company’s pulp prices are discounted from a global index, NBSK, which — based on information the company receives from RISI and other sources — are predicted to increase in fiscal year 2011 due to increased demand and the effects on supply of the Chilean earthquake in February 2010. To minimise additional working capital requirements caused by rising pulp prices, the company has entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchases its pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.
The company expects its average price for cement to remain relatively flat compared to fiscal year 2010. The company continues to look for opportunities to negotiate lower prices with its cement suppliers and continues to evaluate opportunities to increase its supplier base.
Freight costs decreased in fiscal year 2010 due to shifts in product mix; however, freight costs increased in the fourth quarter of fiscal year 2010 in response to significantly higher diesel prices amid emerging signs of recovery in the US economy. The company expects this to continue in fiscal year 2011.
The collective impact of the foregoing factors, may materially adversely affect the company’s ability to generate sufficient cash flows from operations to meet its short and longer-term capital requirements. The company believes that it will be able to fund any cash shortfalls for at least the next 12 months with cash that it anticipates will be available under its credit facilities and that it will be able to maintain sufficient cash available under those facilities. Additionally, the company may decide that it is necessary to continue to suspend dividend payments, scaleback or postpone its expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.
Capital Expenditures
The company’s total capital expenditures, including amounts accrued, for continuing operations for fiscal years 2010 and 2009 were US$50.5 million and US$26.1 million, respectively.
Significant capital expenditures in fiscal years 2010 and 2009 included expenditures related to a new finishing capability on an existing product line.
Contractual obligations
The following table summarises the company’s contractual obligations at 31 March 2010:

		Payments Due
		During Fiscal Year Ending 31 March
				2012 to	2014 to
(US$ millions)	Total	2011		2013	2015	Thereafter

Asbestos Liability (1)	$1,619.2	$	N/A	$ N/A	$ N/A	$	N/A
Long-Term Debt	154.0		95.0	59.0	—		—
Estimated interest payments on Long-Term Debt (2)	24.1		5.7	11.2	5.7		1.5
Operating Leases	114.4		17.4	31.5	28.0		37.5

Purchase Obligations (3)	0.7		0.7	—	—		—

Total	$1,912.4		$118.8	$101.7	$33.7		$39.0

1.	The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a breakdown of payments due each year as such amounts are not reasonably estimable. See Note 4.8 to the consolidated financial statements starting on page 109 for further information regarding the future obligations under the AFFA.

2.	Interest amounts are estimates based on gross debt remaining unchanged from the 31 March 2010 balance and interest rates remaining consistent with the rates at 31 March 2010. Interest paid includes interest in relation to the company’s debt facilities, as well as the net amount paid relating to interest rate swap agreements. The interest on debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. The interest on interest rate swaps is set at a fixed rate. There are several variables that can affect the amount of interest the company may pay in future years, including: (i) new debt facilities with rates or margins different from historical rates; (ii) expiration of existing debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements.

3.	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.
The table above excludes US$7.7 million of uncertain tax positions as the company is unable to reasonably estimate the ultimate amount or timing of settlement. See Note 5.7 to the consolidated financial statements starting on page 126 of this annual report.
See Notes 4.9 and 4.16 to the consolidated financial statements starting on pages 114 and 117 of this annual report for further information regarding long-term debt and operating leases, respectively.
Off-Balance Sheet Arrangements
As of 31 March, 2010 and 2009, the company did not have any material off-balance sheet arrangements.
Inflation
The company does not believe that inflation has had a significant impact on the results of operations for the fiscal year ended 31 March 2010.
Seasonality and Quarterly Variability
The company’s earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.
For fiscal years 2010 and 2009, the company’s expenses for research and development were US$27.1 million and US$23.8 million, respectively.
James Hardie views research and development as key to sustaining its existing market leadership position and expects to continue to allocate significant funding to this endeavour. Through its investment in process technology, the company aims to keep reducing its capital and operating costs, and find new ways to make existing and new products.
Outlook
Although new housing construction activity in the US improved in the fourth quarter of fiscal year 2010, the start of fiscal year 2011 has seen another decline in US new housing numbers following the expiry of the government’s housing initiatives on 30 April 2010.
Analysts are now less confident that the US housing market will improve in fiscal year 2011. Severe challenges remain, including constrained credit conditions that are restricting the availability of finance for prospective buyers and developers, a weak employment market, and a continuing supply of foreclosed homes.
Asia Pacific markets that James Hardie participates in are likely to be somewhat better in fiscal year 2011 than in fiscal year 2010. Operating costs are expected to be considerably higher in fiscal year 2011 than in fiscal year 2010, as market demand puts upward pressure on basic commodity prices.
Despite the challenging environment and higher input costs, the company will continue to pursue strong financial returns, and, at the same time, increase spending on long-term product and market initiatives.

Critical Accounting Policies
The accounting policies affecting James Hardie’s financial condition and results of operations are more fully described in Note 2 to the consolidated financial statements starting on page 100 of this annual report. Certain of the company’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements and the uncertainties that could have an impact on its results of operations, financial condition and cash flows.
Accounting for Contingencies
James Hardie accounts for loss contingencies arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, the company reassesses its situation and makes appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters, ASIC proceedings, and Chile litigation, see Notes 4.8 and 4.16 to the consolidated financial statements starting on pages 109 and 117 of this annual report.
Accounting for the AFFA
Prior to 31 March 2007, the company’s consolidated financial statements included an asbestos provision based on the Original FFA.
In February 2007, the AFFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.
The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on its assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The company views the central estimate as the best estimate for recording the asbestos liability in the company’s financial statements. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability also includes an allowance for the future operating costs of the AICF.
In estimating the potential financial exposure, KPMG Actuaries has made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and statement of operations.
An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on the company’s business, results of operations and financial condition.

For additional information regarding the asbestos liability, see Note 4.8 to the consolidated financial statements starting on page 109 of this annual report.
Sales Rebates and Discounts
James Hardie records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
Accounts Receivable
James Hardie evaluates the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer creditworthiness, current economic trends and changes in customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within the company’s expectations, it cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Because the company’s accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could affect their ability to make payments and result in the need for additional allowances which would decrease the company’s net sales.
Inventory
Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If the company’s estimate for the future demand for inventory is greater than actual demand and it fails to reduce manufacturing output accordingly, the company could be required to record additional inventory reserves, which would have a negative impact on its gross profit.
Accrued Warranty Reserve
James Hardie has offered and continues to offer various warranties on its products. In April 2009, the company replaced its 50-year limited pro-rated warranty with a 30-year limited non-pro-rated warranty for certain fibre cement siding products in the United States. Because the company’s fibre cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with the company’s expectations over an extended period of time. A typical warranty program requires that the company replace defective products within a specified time period from the date of sale. The company records an estimate for future warranty-related costs based on an analysis by the company, which includes the historical relationship of warranty costs to installed product. Based on this analysis and other factors, the company adjusts the amount of its warranty provisions as necessary. Although warranty costs have historically been within calculated estimates, if the company’s experience is significantly different from its estimates, it could result in the need for additional reserves.
Accounting for Income Tax
James Hardie recognises deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which it expects the differences to reverse. The company records a valuation allowance to reduce the deferred tax assets to the amount that it is more likely than not to realise. The company must assess whether, and to what extent, it can recover its deferred tax assets. If full or partial recovery is unlikely, it must increase its income tax expense by recording a valuation allowance against the portion of deferred tax assets that it cannot recover. The company believes that it will recover all of the deferred tax assets recorded (net of valuation allowance) on its consolidated balance sheet at 31 March 2010. However, if facts later indicate that it will be unable to recover all or a portion of its net deferred tax assets, its income tax expense would increase in the period in which it determines that recovery is unlikely.

The company evaluates its uncertain tax positions in accordance with the guidance for accounting for uncertainty in income taxes. The company believes that its reserve for uncertain tax positions, including related interest, is adequate. Due to its size and the nature of its business, the company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions it asserts on its income tax returns. The amounts ultimately paid upon resolution of these matters could be materially different from the amounts previously included in its income tax expense and therefore could have a material impact on the company’s tax provision, net income and cash flows. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognised in the consolidated financial statements. Each quarter the company evaluates the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold. The company is required to make subjective judgments and assumptions regarding its income tax exposures and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, the company’s income tax expense in a given financial statement period could be materially affected.
For additional information, see Note 5.7 to the consolidated financial statements starting on page 126 of this annual report.
Abbreviations
ADR — American Depositary Receipt
AICF — Asbestos Injuries Compensation Fund
AIM — Annual Information Meeting
AGM — Annual General Meeting
AFFA — Amended and Restated Final Funding Agreement
ASIC — Australian Securities and Investments Commission
ASX — Australian Securities Exchange
ATO — Australian Taxation Office
CEO — Chief Executive Officer
CFO — Chief Financial Officer
CUFS — CHESS Units of Foreign Securities
GIC — General Interest Charge
IRS — US Internal Revenue Service
JHAF — James Hardie Australia Finance Pty Limited
KPMG Actuaries — KPMG Actuaries Pty Limited
LIBOR — London Interbank Offered Rate
NAHB — National Association of Home Builders
NBSK — Northern Bleached Softwood Kraft
NSW — New South Wales
NV — Naamloze Vennootschap
NYSE — New York Stock Exchange
RCI — RCI Pty Limited
SE — Societas Euorpaea
SEC — United States Securities and Exchange Commission
SG&A — Selling, General and Administrative
Dutch GAAP — Dutch Generally Accepted Accounting Principles

Risks
Our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd (which we refer to as the Performing Subsidiary), is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group are found liable.
On November 21, 2006, JHI NV, the AICF, the Government of the State of New South Wales, Australia (which we refer to as the NSW Government) and the Performing Subsidiary entered into an amended and restated Final Funding Agreement (which we refer to as the Amended FFA) to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group, including ABN 60 Pty Limited (which we refer to as ABN 60), Amaca Pty Ltd (which we refer to as Amaca) and Amaba Pty Ltd (which we refer to as Amaba) (collectively, the Former James Hardie Companies) are found liable.
We have recorded an asbestos liability of $1.3 billion in our consolidated financial statements as of March 31, 2009, relating to our anticipated future payments to the AICF pursuant to the Amended FFA. The initial funding contribution of A$184.3 million ($145.0 million at the time of payment) was made to the AICF in February 2007. No contribution was required to be made under the Amended FFA in fiscal year 2008. Further contributions were made on a quarterly basis in July and October 2008 and in January and March 2009, totalling A$118.0 million (inclusive of interest). Under the terms of the Amended FFA, we are not required to make a contribution to the AICF in fiscal year 2010. Future funding for the AICF continues to be linked under the terms of the Amended FFA to our long-term financial success, especially our ability to generate net operating cash flow.
As a result of our obligation to make payments under the Amended FFA, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt, payments of dividends or other distributions have been, and will be, reduced by the funding paid to the AICF, and consequently, our financial position, liquidity, results of operations and cash flows have been, and will be, reduced or materially adversely affected. Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets.
Potential escalation in proven claims made against, and associated costs of, the AICF could increase our annual funding payments required to be made under the Amended FFA, which may cause us to have to increase our asbestos liability in the future.
The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated), future annual funding payments to be made to the AICF on an undiscounted and uninflated basis. Future annual payments to the AICF are based on updated actuarial assessments that are to be performed as of March 31 of each year to determine expected asbestos-related personal injury and death claims to be funded under the Amended FFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions.
For instance, it is possible that the categories of payable claims could be extended to include claims that are not presently compensable or legally recognized. Further, estimating the future extent and pattern of asbestos-related diseases that will arise from past exposure to asbestos and the proportion of those claims that will be successful is inherently difficult and therefore could materially differ from actual results. In addition, particularly during times of credit market downturns, the investments of the AICF could decline in value, as we experienced in fiscal year 2009.
If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by our actuary (currently KPMG Actuaries Pty Ltd (which we refer to as KPMG Actuaries)) or if the AICF investments decline in value, it is possible that pursuant to the terms of the Amended FFA, we will be required to pay higher annual funding payments to the AICF than currently anticipated and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our consolidated statements of operations at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Even though the Amended FFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the Amended FFA) because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.
Up to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1937, ABN 60, which is also now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. The AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and the legislation introduced in New South Wales in connection with the Amended FFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to the AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.
Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation (which we refer to as the ACC). Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy while it carried on business. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.
Apart from the funding obligations arising out of the Amended FFA, it is possible that we could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that have been or may be filed against the Former James Hardie Companies. Although the ability of any claimants to initiate or pursue such suits is restricted by the legislation enacted by the NSW Government under the terms of the Amended FFA, we cannot predict with any certainty the outcome of any future claims or allegations that may be made, how the laws of various jurisdictions may be applied to the facts or how the laws may change in the future. If a court of competent jurisdiction relying on applicable law at the time were to find JHI NV or another James Hardie Group subsidiary liable for damages connected with existing or former subsidiaries for their past manufacture of asbestos-containing products, we may incur material liabilities in connection with any damages that may be awarded in the legal proceedings, in addition to the costs associated with defending against such claims. Any such additional liabilities could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Because our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Amended FFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar.
Approximately 16% and 14% of our net sales in fiscal years 2009 and 2008, respectively, were derived from sales in Australia. Payments pursuant to the Amended FFA are required to be made to the AICF in Australian dollars. In addition, annual payments to the AICF are calculated based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed our Australian dollar cash flows, and we do not hedge this foreign exchange exposure, we will need to convert U.S. dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the Amended FFA. As a result, any unfavourable fluctuations in the U.S. dollar (the majority of our revenues is derived from sales in U.S. dollars) and other currencies from which we derive our sales compared to the Australian dollar will require us to convert more U.S. dollars and other currencies from which we derive our sales to pay the same amount of Australian dollar denominated annual payments to the AICF.

In addition, because our results of operations are reported in U.S. dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, unfavourable fluctuations in the U.S. dollar compared to the Australian dollar may materially affect our reported results of operations since we will be required to expense any such fluctuations in the reported period in order to increase the reported value of the asbestos liability on our balance sheet.
Due to the size of the asbestos liability recorded on our balance sheet, fluctuations in the exchange rate will cause unpredictable volatility in our reported results for the foreseeable future. For example, during fiscal years 2009 and 2008, we recorded a favourable impact of $179.7 million and an unfavourable impact of $87.2 million, respectively, due to fluctuations in the U.S. dollar compared to the Australian dollar. Any unfavourable fluctuation in U.S. dollar and the other currencies from which we derive our sales compared to the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
The Amended FFA imposes certain non-monetary obligations.
Under the Amended FFA, we are also subject to certain non-monetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions or pay dividends. For example, the Amended FFA contains certain restrictions that generally prohibit us from undertaking transactions that would materially adversely affect the relative priority of the AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the Amended FFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganizations of, or dealings in, share capital which create or vest rights in such capital in third parties, or non-arm’s length transactions. While the Amended FFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favourable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.
The Amended FFA does not eliminate the risk of adverse action being taken against us.
There is a possibility that, despite certain covenants agreed to by the NSW Government in the Amended FFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia (which we refer to as the Australian Commonwealth Government), governments of the states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups with respect to the asbestos liabilities of Amaba, Amaca and ABN 60. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.
The complexity and long-term nature of the Amended FFA and related legislation and agreements may result in litigation as to their interpretation or one or more of the parties to the agreements may seek to renegotiate their terms.
Certain legislation, the Amended FFA and related agreements, which govern the implementation and performance of the Amended FFA are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the Amended FFA, some or all parties may become involved in disputes as to the interpretation of such legislation, the Amended FFA or related agreements. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may materially adversely affect the Company.
Due to the long-term nature of the Amended FFA, unforeseen events may result in one or more of the parties to the Amended FFA (including the Company) wishing to renegotiate the terms and conditions of the Amended FFA or any of the related agreements. Any amendments to the Amended FFA or related agreements in the future would require the consent of the Company, the Performing Subsidiary, the NSW Government and the AICF, and therefore may not be achieved.

We may have insufficient Australian taxable income to utilize tax deductions.
We may not have sufficient Australian taxable income in future years to utilize the tax deductions resulting from the funding payments under the Amended FFA to the AICF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilize such tax losses in future years of income. Any inability to utilize such deductions or losses could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Risk that certain Amended FFA tax conditions may not be satisfied.
Despite the Australian Taxation Office (which we refer to as the ATO) rulings for the expected life of the Amended FFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the Amended FFA. We may elect to terminate the Amended FFA if certain tax conditions are not satisfied for more than 12 months. However, we do not have a right to terminate the Amended FFA if, among other things, the tax conditions are not satisfied as a result of the actions of a member of the James Hardie Group.
Under certain circumstances, we may still have an obligation to make annual funding payments on an adjusted basis if the tax conditions remain unsatisfied for more than 12 months. If the tax conditions are not satisfied in a manner which does not permit us to terminate the Amended FFA, our financial position, liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which is not satisfied.
Regulatory action and continued scrutiny may have an adverse effect on our business.
On April 23, 2009, Justice Gzell delivered judgment in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of New South Wales against the Company, a former related entity James Hardie Industries Limited (which we refer to as JHIL), now ABN 60 and ten former officers and directors of the James Hardie Group. The Company is considering its position regarding an appeal.
There remains uncertainty surrounding the likely outcome of the ASIC proceedings and any potential appeals. There is a possibility that we could become responsible for other amounts in addition to defence costs, such as a proportion of ASIC’s costs (see below). However, at this stage, we believe that, although such amounts are reasonably possible, the amount or range of amounts is not estimable and accordingly, as of March 31, 2009, we have not recorded any related reserves.
We may be liable for defence costs and liabilities incurred in the ASIC proceedings by current or former directors, officers or employees of the James Hardie Group to the extent that those costs and liabilities are covered by indemnity arrangements granted by the James Hardie Group to those persons.
We have entered into deeds of indemnity with certain of our directors and officers, as is common practice for publicly listed companies. Our Articles of Association also contain an indemnity for directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, the examination of these persons by ASIC delegates and in respect of their defence costs of the ASIC proceedings. It is our policy to expense legal costs as incurred. In fiscal years 2009 and 2008, we had incurred $14.0 million and $5.5 million, respectively, of net expenses related to ASIC defence costs. Our net costs in relation to the ASIC proceedings from February 2007 to March 31, 2009 totalled $19.7 million.
As a result of the ASIC proceedings, we have and may continue to incur further costs under these indemnities which may be material. In this respect, we have obligations, or have agreed, to advance funds in respect of defence costs and such advances have been and may continue to be made. In addition, there is a possibility that we could become responsible for other amounts in addition to defence costs, such as a proportion of ASIC’s costs. These costs could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Currently, a portion of the defence costs of the former directors are being advanced by third parties, with the Company paying the balance. Based on the information currently available, we expect this arrangement to continue.

Negative publicity may continue to adversely affect our business.
As a result of the events that were considered by the Special Commission of Inquiry (which we refer to as the SCI) in 2004 and the ASIC proceedings, we have been the subject of negative publicity, both in Australia and elsewhere in the world which we believe has contributed to declines in the price of our publicly traded securities in recent years. Any uncertainty created by future negative publicity or by the events underlying such negative publicity could have a material adverse effect on our results of operations, staff morale and the market price of our publicly traded securities and create difficulties in attracting or retaining high calibre staff.
Our effective income tax rate could increase and materially adversely affect our business.
We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate, including changes in or interpretations of tax laws in any given jurisdiction, our ability to use net operating losses and tax credit carry forwards and other tax attributes, changes in geographical allocation of income and expense, and our judgment about the realizability of deferred tax assets. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Tax benefits are available under the U.S.-Netherlands Income Tax Treaty to U.S. and Dutch taxpayers that qualify for those benefits. In spite of a favourable settlement with the Appeals Division of the Internal Revenue Service (which we refer to as the IRS) for calendar years 2006 and 2007 (as discussed below), our eligibility for continuing benefits under the U.S.-NL Tax Treaty is still undetermined for 2008 and subsequent years.
On December 28, 2004, the United States and The Netherlands amended the U.S.-Netherlands Income Tax Treaty (prior to amendment, the “Original U.S.-NL Treaty”; post amendment, the “New U.S.-NL Treaty”). We believe that, based on the transitional rules set forth in the New U.S.-NL Treaty, the Original U.S.-NL Treaty applied to us and to our Dutch and U.S. subsidiaries until January 31, 2006. We believe that, under the LOB provision of the Original U.S.-NL Treaty, a 5% U.S. withholding tax applied to dividends, and no U.S. withholding tax applied to interest or royalties that our U.S. subsidiaries paid to JHI NV or our Dutch finance subsidiary. The LOB provision of the Original U.S.-NL Treaty had various conditions of eligibility for reduced U.S. withholding tax rates and other treaty benefits, all of which we satisfied. If, however, we do not qualify for benefits under the New U.S.-NL Treaty, those dividend, interest and royalty payments would be subject to a 30% U.S. withholding tax.
Companies eligible for benefits under the New U.S.-NL Treaty qualify for a zero percent U.S. withholding tax rate not only on interest and royalties but also, in certain circumstances, on dividends. However, the LOB provision of the New U.S.-NL Treaty has a number of new, more restrictive eligibility requirements for eliminating or reducing U.S. withholding taxes and for other treaty benefits. We changed our organizational and operational structure as of January 1, 2006 to satisfy the requirements of the LOB provision of the New U.S.-NL Treaty and believe we are eligible for the benefits of the New U.S.-NL Treaty commencing February 1, 2006.
On June 23, 2008, the IRS issued the Company with a Notice of Proposed Adjustment (which we refer to as NOPA) that concluded that we did not qualify for the LOB provision of the New U.S.-NL Treaty applying from early 2006. However, on April 15, 2009, we announced that the Appeals Division of the IRS had entered into a settlement agreement with our subsidiaries in which the IRS agreed to concede the government’s position in full with regard to its assertion that we did not qualify for benefits under the New U.S.-NL Treaty for calendar years 2006 and 2007. The IRS has concluded that, for those years, we are entitled to reduced withholding tax rates under the LOB provision of the New U.S.-NL Treaty for certain payments from our U. S. subsidiaries to its Netherlands companies.
In spite of this favourable settlement with the Appeals Division of the IRS for calendar years 2006 and 2007, our eligibility for continuing benefits under the U.S.-NL Tax Treaty is still undetermined for 2008 and subsequent years because such eligibility is determined on an annual basis and we could be audited by the IRS for this same issue in the future. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for continuing benefits under the U.S.- NL Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2008 and subsequent periods, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

We believe that it is more likely than not that we are in compliance and should continue qualifying for treaty benefits. Therefore, we believe that the requirements under Financial Accounting Standards Board (which we refer to as FASB) Interpretation No. 48 (which we refer to as FIN 48) for recording a liability have not been met and therefore we have not recorded any liability at March 31, 2009 for the treaty benefits.
Under Dutch tax law, we derive tax benefits from the group finance operations of our Netherlands-based finance subsidiary, and changes in the laws applicable to the finance subsidiary could increase our effective tax rate and, as a result, could materially adversely affect our business.
We have concentrated our finance and treasury activities in our Dutch finance subsidiary located in The Netherlands. In addition to providing financing to our various subsidiaries, the finance subsidiary owns and develops intellectual property that it licenses to our operating subsidiaries. Under the Dutch International Group Finance Company rules, we have obtained a ruling from the Dutch Revenue authority that allows the finance subsidiary to set aside, in a Financial Risk Reserve (which we refer to as FRR), a portion of its taxable profits from its financing activity and from licensing its intellectual property. The amounts set aside in the FRR are free of current Dutch income tax. Consequently, the finance subsidiary will generally incur an effective tax rate of approximately 13% to 15% on its qualifying financing and licensing income and is taxable at the 25.5% statutory rate on all other income received (25.5% is the Dutch statutory rate for calendar year 2007 and subsequent years). Such other income includes any amounts involuntarily released from the FRR to cover any risks (such as currency losses, bad debt losses and foreign branch losses) for which the FRR was established. The effective tax rate on qualifying income may be reduced to as low as approximately 5% to 7% depending on the extent to which amounts from the FRR pay for qualifying capital contributions that are used to finance capital and other certain qualifying expenditures and result in a tax exempt release from the FRR. However, the effective tax rate may also be higher than 13% to 15% if (1) the risks for which the FRR was formed materialize or (2) if there are insufficient opportunities to obtain tax exempt releases from the FRR. The Dutch revenue ruling became effective on July 1, 2001 and, when issued, was to apply for 10 years so long as we satisfy the requirements of the Dutch International Group Finance Company provisions under Dutch tax law. As discussed below, the Dutch revenue ruling is set to expire on December 31, 2010.
The European Commission (which we refer to as the Commission), the executive arm of the European Union (which we refer to as the EU), reviewed the tax regimes of its member countries to identify tax concessions that the Commission considered to be a form of “prohibited state aid” and, therefore, contrary to the provisions of the European Community Treaty. In February 2003, the Commission concluded that the existence of special tax concessions in certain countries, including the Dutch International Group Finance Company regime, cannot be reconciled with EU rules regarding state aid. Accordingly, the Commission banned certain concessionary tax regimes, including the Dutch International Group Finance Company regime, but allowed companies then operating under that regime, including our Dutch finance subsidiary, to continue to operate under the regime until December 31, 2010.
Our wholly-owned subsidiary, RCI Pty Ltd (which we refer to as RCI), has been required to post a substantial cash deposit and may incur substantial expenses in order to pursue an appeal of an assessment by the ATO. In addition, if the assessment is ultimately upheld this also would materially and adversely affect our business.
In March 2006, RCI received an amended assessment from the ATO based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. During fiscal year 2007, we agreed with the ATO that in accordance with the ATO Receivables Policy, we would pay 50% of the total amended assessment being A$184.0 million ($148.4 million — converted at the March 31, 2007 spot rate) and provide a guarantee from JHI NV in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. We also agreed to pay general interest charges (which we refer to as GIC) accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.
We believe that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, we believe that the requirements under FIN 48 for recording a liability have not been met and therefore we have not recorded any liability at March 31, 2009 for the amended assessment.
We have accounted for all payments made to the ATO and related accrued interest receivable as a deposit, see the line item “Deposit with Australian Taxation Office” in our consolidated balance sheets in Item 18. In addition, it is our intention to treat any payments to be made at a later date as a deposit. As of March 31, 2009, this deposit A$252.5 million ($173.5 million).

Even if RCI is successful in appealing the amended assessment and the amount paid to the ATO is ultimately refunded to RCI, the requirement to initially pay 50% of the amended assessment and make ongoing payments of accruing general interest charges pending the outcome of the appeal could materially and adversely affect our financial position and liquidity, as the cash required to make these payments is not available during the appeals process for ordinary corporate purposes. If RCI is unsuccessful in appealing the amended assessment, RCI will be required to pay the remaining 50% of the unpaid amended assessment, reverse the “Deposit with Australian Taxation Office” amount and recognize an expense amount for the total amended assessment and general interest charge payments. In which case, our financial position, liquidity, results of operations and cash flows will be materially and adversely affected. See Note 4.13 to the notes to our consolidated financial statements for more information.
Exposure to additional income tax liabilities due to audits could materially adversely affect our business.
Due to our size and the nature of our business, we are subject to ongoing reviews by authorities in taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax and withholding tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. The amounts ultimately paid on resolution of reviews by taxing jurisdictions could be materially different from the amounts included in taxes payable or other non-current liabilities and result in additional tax expense which could materially adversely affect our financial position, liquidity, results of operations and cash flows.
If we are classified as a “controlled foreign corporation” or a “passive foreign investment company,” our shareholders could be subject to increased tax liability as a consequence of their investment in our securities.
Our shareholders that are United States persons could incur adverse U.S. federal income tax consequences if, for federal income tax purposes, we are classified as a “controlled foreign corporation” (which we refer to as a CFC) or a “passive foreign investment company” (which we refer to as a PFIC).
Our Articles of Association and Dutch law contain provisions that could delay or prevent a change of control that may otherwise be beneficial to you.
Our Articles of Association contain several provisions that could have the effect of delaying or preventing a change of control of our ownership. Our Articles of Association generally prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or Ads) in such shares, the number of shares in which a person holds relevant interests increases from 20% or below to over 20% or from a starting point that is above 20% and below 90%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptance under a takeover bid as described in our Articles of Association. Although these provisions in our Articles of Association may help to ensure that no person acquires voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you.
Because we are incorporated under Dutch law, you may not be able to effectively seek legal recourse against us or our management and you may have difficulty enforcing any U.S. judgments or rulings in a foreign jurisdiction.
We are incorporated under the laws of The Netherlands. In addition, many of our directors and executive officers are residents of jurisdictions outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon such persons, or to enforce outside the United States judgments obtained against such persons in U.S. courts, or to enforce in U.S. courts any judgments obtained against such persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts located in jurisdictions outside the United States, rights predicated upon the U.S. securities laws.
The rights of shareholders and the responsibilities of directors under the laws of The Netherlands may not be as clearly established as under statutes or judicial precedent in existence in certain U.S. jurisdictions, and such rights under the laws of The Netherlands may differ substantially from what those rights would be under the laws of various jurisdictions in the United States. Therefore, our shareholders may have more difficulty in challenging the actions by our directors than they would otherwise as shareholders of a corporation incorporated in the United States.
The issuance of shares of common stock or the grant of options to acquire shares of common stock could dilute the value of your shares and materially adversely affect the price of our common stock.
The authority to issue shares and to grant rights (e.g. options) to subscribe for shares, up to the amount of authorized share capital has been delegated to our Supervisory Board subject to the approval of the Joint Board. Accordingly, our Supervisory Board could decide to issue shares or grant rights to subscribe for shares, such as options, up to the amount of our authorized share capital, without shareholder approval, which could dilute the value of your shares and materially adversely affect the price of our common stock.
In addition, if we issue a large number of our equity securities, the trading price of our equity securities could decrease. We may pursue acquisitions of businesses and may issue equity securities in connection with these acquisitions, although we do not currently have specific acquisitions planned. We may also issue equity securities to satisfy other liabilities of the Company. We cannot predict the effect, if any, that future sales or issuances of our equity securities or the availability of such securities for future sale will have on our securities market price from time to time.
Indemnification claims arising under certain indemnification agreements we have granted to third parties could have a material adverse effect on our business.
From time to time we have entered into indemnification agreements with third parties. If claims are made under these indemnification agreements, our obligations could be significant and could materially adversely affect our financial position, liquidity, results of operations and cash flows.
For instance, we entered into an indemnity agreement in connection with the sale of our former United States gypsum wallboard manufacturing facilities in April 2002, under which we agreed to indemnify the buyer from certain future liabilities, including, for a period of 30 years, liabilities arising from asbestos-related injuries to persons or property arising from our former gypsum business that exceed $5 million in the aggregate, subject to a $250 million in the aggregate limit.
Because we have significant operations outside of the United States and report our earnings in U.S. dollars, unfavourable fluctuations in currency values and exchange rates could have a material adverse effect on our business.
Because our reporting currency is the U.S. dollar, our non-U.S. operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 24% and 22% of our net sales in fiscal years 2009 and 2008, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-U.S. operations borrow in local currencies. Although, we may enter into such financial instruments from time to time to manage our foreign exchange risks, we did not have any material forward exchange contracts outstanding as of March 31, 2009. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
See also Risk Factor above captioned “Since our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Amended FFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar.” Any of these factors could materially affect our financial position, liquidity, results of operations and cash flows.

Our business is dependent on the residential and commercial construction markets and we continue to expect a slow down in housing construction in the markets we serve, including the U.S., Australia and New Zealand, over the short-to-medium term.
Demand for our products depends in large part on residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodelling projects, which are a function of many factors not within our control, including general economic conditions, the availability of financing, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate.
In fiscal year 2009, our results continued to be significantly affected by the on-going deterioration of our major market, the U.S. housing market, where housing starts in the United States reached a seasonally-adjusted annual rate of 510,000 units in March 2009, down 77% from the January 2006 peak of 2.265 million starts. The National Association of Home Builders (which we refer to as NAHB) expects housing activity in the United States to stabilize around the middle of 2009, at least in the single family sector followed by a relatively slow recovery process later in calendar years 2009 and 2010.
Based on the Housing Industry Association of Australia, housing starts are expected to continue to fall in calendar year 2009 to 2010. In New Zealand, residential housing consents are at a 25-year low and the commercial market, while more buoyant, is showing signs of weakening.
Any slow down in the markets we serve could result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, the level of activity in construction markets also depends on our ability to grow primary demand for fiber cement and convert sales of alternative materials to sales of fiber cement. Historically, in periods of economic decline, both new housing starts and residential remodelling also decline. The level of activity in the commercial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial construction markets are sensitive to cyclical changes in the economy, downturns in the economy or a lack of substantial improvement in the economy of any of our geographic markets could materially adversely affect our financial position, liquidity, results of operations and cash flows. In addition, during periods of economic decline, we may have difficulty retaining our workforce which may, in turn, lead to additional costs such as the costs of deferred bonus programs and the training of new workers. Because of these and other factors, our results of operations may be subject to substantial fluctuations and the results for any prior period may not be indicative of results for any future period.
Substantial and increasing competition in the building products industry could materially adversely affect our business.
Competition in the building products industry is based largely on price, quality, performance and service. Our fiber cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials as well as fiber cement products offered by other manufacturers. Some of our competitors may have greater product diversity and greater financial and other resources than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.
Some of our competitors have lowered prices of their products to compete for sales. In addition, we expect our competitors to continue to expand their manufacturing capacities, to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Increased competition by existing or future competitors could adversely impact fiber cement prices and could require us to increase our investment in product development, productivity improvements and customer service and support to compete in our markets.
Fiber cement product prices in the United States, Australia and New Zealand have fluctuated for a number of years due to the entry into the market of new producers and competition from alternative products, among other reasons, and these prices could continue to fluctuate in the future. Because of the maturity of the Australian and New Zealand markets, prices in those markets could decline and sales volumes may not increase significantly or may decline in the future.

Increased competition into any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business.
The actual or alleged existence of defects in any of our products could subject us to significant product liability claims. Although we do not have replacement insurance coverage for damage to, or defects in, our products, we do have product liability insurance coverage for consequential damages that may arise from the use of our products. Although we believe this coverage is adequate and currently intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. The successful assertion of one or more claims against us that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
If one or more of our fiber cement products fail to perform as expected or contain a design defect, such failure or defect, and any resulting negative publicity, could result in lower sales and may subject us to claims from purchasers or users of our fiber cement products.
Because our fiber cement products have been used only since the early-1980s, we cannot assure you that these products will perform in accordance with our expectations over an extended period of time or that there are no serious design defects in such products. If our fiber cement technology fails to perform as expected or a product is discovered to have design defects, such failure or defects, and any resulting negative publicity, could result in lower sales of our products and may subject us to claims from purchasers or users of defective products, either of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Warranty claims resulting from unforeseen defects in our products and exceeding our warranty reserves could have a material adverse effect on our business.
We have offered, and continue to offer, various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. As of March 31, 2009, we have accrued $24.9 million for such warranties. See the line items “Accrued product warranties” in our consolidated balance sheets and Note 4.7 to our consolidated financial statements. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may incur significant costs in the future in complying with applicable environmental and health and safety laws and regulations. A failure to comply with or a change in these laws and regulations could subject us to significant liabilities, including, but not limited to, damages and penalties and could have a material adverse effect on our business.
In all the jurisdictions in which we operate, we are subject to environmental, health and safety laws and regulations governing, among other matters, our operations, including the air, soil, and water quality of our plants, and the use, handling, storage, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims arising out of human exposure to hazardous substances or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations. In addition, we will continue to be liable for any environmental claims that arose while we owned or operated any of the three gypsum facilities that we sold in April 2002. Pursuant to the terms of our agreement to sell our gypsum business, subject to certain limitations, we retained responsibility for any losses incurred by the buyer resulting from environmental conditions at the Duwamish River in the State of Washington so long as notice of a claim is given within 10 years of closing. Our indemnification obligations in this regard are subject to a $34.5 million limitation, although non-contractual environmental obligations could exceed this amount. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater.

In addition, many of our products contain crystalline silica, which can be released in a respirable form in connection with manufacturing practices and handling or use. The inhalation of respirable crystalline silica at high and prolonged exposure levels is known or suspected to be associated with silicosis and has been the subject of extensive tort litigation. We may face future costs of engineering and compliance to meet new standards relating to crystalline silica if standards are heightened. In addition, there is a risk that claims for silica-related health effects could be made against us. We cannot assure you that we will have adequate resources, including adequate insurance coverage, to satisfy any future silica-related health effect claims. In addition, our sales could decrease if silica-related health effect claims are made against us and as a result, potential users of our products may decide not to use our products. Any such claims may have a material adverse effect on our financial position, liquidity, results of operations and cash flows. See also Risk Factor above captioned “If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business.”
The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, hazardous substances, greenhouse gases, or product liability matters, or our failure to comply with air, water, waste, and other than existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Such regulations and laws may increase the cost of energy or other products necessary to our operation, thereby increasing our operating costs. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental liability will not change. If, for example, applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, it could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Because demand for our products in our major markets is seasonal, our quarterly results of operations may vary throughout the year.
In the United States, a large proportion of our fiber cement products are sold in the Southeastern, South Central and Pacific Northwest regions of the country. An increasing proportion of our fiber cement products are sold in the Northeast and Midwest regions of the United States. Demand for building products in all regions is seasonal because construction activity diminishes during the winter season. In Australia, New Zealand and the Philippines, demand for building products is also seasonal because, in Australia and New Zealand, construction activity diminishes during the summer period of December to February, and in the Philippines, construction activity diminishes during the wet season from June to September and the last half of December due to the slowdown in business activity over the holiday period. Because of these and other factors, our quarterly results of operations may vary throughout the year and the results for any quarterly period may not be indicative of results for any future period.
We may experience adverse fluctuations in the supply and cost of raw materials necessary to our business. A significant reduction or cessation of shipments from an important supplier could have a material adverse effect on our business.
Cellulose fiber, silica, cement and water are the principal raw materials used in the production of fiber cement. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. For example, during fiscal year 2008 in the United States, pulp prices rose by 11% due to tight global supply and low inventory levels. Also, as pulp is globally traded in U.S. dollars, changes in the value of the U.S. dollar will result in fluctuations in global pulp prices. Market pulp prices have been declining since the third quarter of fiscal year 2009, driven by the weakened global economy and relative strengthening of the U.S. dollar compared to the Euro, Canadian Dollar and other currencies. The market price for pulp in North America was down by 5% in fiscal year 2009. In fiscal year 2008, strong increases in energy related costs including coal, diesel and electricity also adversely impacted materials which have a high energy cost component, including cement and quarrying products such as silica. The price we paid for cement increased by 3% in fiscal year 2008 and decreased by 5% in fiscal year 2009. Price fluctuations or material delays may occur in the future due to lack of raw materials or suppliers. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials or delays in obtaining materials could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have a material adverse effect on our business. In addition we may incur substantial expenses related to unsuccessful research and development efforts.
For fiscal years 2009, 2008 and 2007, our expenses for research and development were $23.8 million, $27.3 million and $25.9 million, respectively. We believe that investing in research and development is key to sustaining and growing our existing market leadership position in fiber cement. Because profit margins for fiber cement products and building products generally erode the longer a product has been on the market, innovation is particularly important. We rely on our research and development efforts to generate new products and processes to increase demand and to protect profit margins. If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have a material adverse effect on our financial position, liquidity, results of operations and cash flows. In addition, we may incur substantial expenses related to unsuccessful research and development efforts.
Demand for our products is subject to changes in consumer preference.
The continued development of builder and consumer preference for our fiber cement products over competitive products is critical to sustaining and expanding demand for our products. Therefore, the failure to maintain and increase builder and consumer acceptance of our fiber cement products could have a material adverse effect on our growth strategy, as well as our financial position, liquidity, results of operations and cash flows.
In addition, our inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our ability to sell our products into certain markets is influenced by building codes and ordinances in effect in the related localities and states and may limit our ability to compete effectively in certain markets and our ability to increase or maintain our current market share for our products.
Most states and localities in the markets in which we sell our products maintain building codes and ordinances that determine the requisite qualities of materials that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products into certain markets. In addition, ordinances and codes may change over time which may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up-to-date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products, and when appropriate, become involved in the ordinance and code setting process, our efforts may be ineffective, which would have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.
We rely on only a few customers to buy our fiber cement products and the loss of any customer could materially adversely affect our business.
Our top five customers in the United States represented approximately 65% of our total USA and Europe Fiber Cement gross sales in fiscal year 2009. Our top five customers in Australia and our top five customers in New Zealand accounted for approximately 45% and 90%, respectively, of our total gross sales of fiber cement in Australia and New Zealand, respectively, in fiscal year 2009. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of these customers because our competitors were able to offer customers more favourable pricing terms or for any other reasons, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Our financial performance could be impacted by a customer’s inability to pay amounts owed.
Our financial performance is dependent on our customers within the building products industry. If we become aware of information related to the credit worthiness of a major customer, or, if future actual default rates on receivables in general differ from those currently anticipated, we may have to adjust the reserves for uncollectible receivables, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our reliance on third party distribution channels could impact our business.
We offer our products directly and through a variety of third party distributors and dealers. Changes in the financial or business condition of these distributors and dealers could subject the company to losses and affect its ability to bring our products to market and could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows.
Changes in, or failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes or other costs.
Because we own assets, manufacture and sell our products internationally, our activities are subject to political, economic, legal and other uncertainties, including:
•	changing political and economic conditions;

•	changing laws and policies;

•	the general hazards associated with the assertion of sovereign rights over certain areas in which we conduct our business; and

•	laws limiting or conditioning the right and ability of subsidiaries and joint ventures to pay dividends or remit earnings to affiliated companies.
Although we seek to take applicable laws, regulations and conditions into account in structuring our business on a global basis, changes in, or our failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes. Therefore, any change in laws, regulations, policies or conditions of a jurisdiction could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Because our intellectual property and other proprietary information may be or may become publicly available, we are subject to the risk that competitors could copy our products or processes.
Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalize on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant and vendor non-disclosure agreements and contractual provisions and a system of internal and technical safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be challenged or exploited by others in the industry, which could materially adversely affect our financial position, liquidity, results of operations, cash flows and competitive position.
Natural disasters or disruptions in power supply could have an adverse effect on our overall business.
Our plants and other facilities are located in places that could be affected by natural disasters, such as hurricanes, typhoons, cyclones, earthquakes, floods, tornados and other natural disasters. Natural disasters that directly impact our plants or other facilities could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows.
In the manufacture of our products, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any future shortages or discharge curtailments, of a material nature, could significantly disrupt our operations and increase our expenses. We currently do not have backup generators on our sites with the capability of maintaining all of a site’s full operational power needs and we do not have alternate sources of power in the event of a sustained blackout. While our insurance includes coverage for certain “business interruption” losses (i.e., lost profits) and for certain “service interruption” losses, such as an accident at our supplier’s facility, any losses in excess of the insurance policy’s coverage limits or any losses not covered by the terms of the insurance policy could have a material adverse effect on our financial condition. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at the affected facilities. Any future material and sustained interruptions in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
If we experience labour disputes or interruptions, as we have from time to time in the past, our operations may be disrupted and our business may be materially adversely affected.
As of May 31, 2009, approximately 32%, or 160, of our employees in Australia6 and approximately 60%, or 100, of our employees in New Zealand were represented by labour unions. Our unionized employees are covered by a range of federal and state-based agreements in Australia and other agreements in New Zealand. Our labour agreement applying to our NSW operation was renewed for two years (until March 2011). Our labour agreement for our Meeandah (Queensland, Australia) plant expired in September 2008 and is still in negotiation. Our New Zealand labour agreement expires in September 2009. We cannot assure you that any of these agreements will be renewed on reasonable terms, or at all. During the past three years, we experienced occasional strikes and work interruptions lasting up to 5 days in Australia. In each case the strike action was confined to a small group of employees and had minimal impact on operations. If we were to experience a prolonged labour dispute at any of our facilities, any strikes or work interruptions associated with such dispute could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
In the future, we may be unable to renew our credit facilities on their current terms or terms that are customary for other companies in our industry or who have similar credit ratings, or be able to obtain any alternative or additional financing arrangements.
In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to terms that could increase the cost of our debt structure. If we are unable to renew our credit facilities on terms which are not materially less favourable than the terms currently available to us or obtain alternative or additional financing arrangements, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet our future cash flow requirements.
Our ability to pay dividends is dependent on Dutch law and may be limited in the future if we are not able to maintain sufficient levels of Freely Distributable Reserves (which we refer to as FDRs).
Under Dutch corporate law, a Dutch company is able to pay dividends up to the amount of its FDRs which are determined under applicable accounting principles generally accepted in The Netherlands (which we refer to as Dutch GAAP). We believe that our current corporate structure has allowed us to maintain sufficient levels of FDRs to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time. However, transactions or events could cause a reduction in our FDRs, resulting in our inability to pay dividends over our securities, which could have a material adverse impact on the market value of the securities that you have invested in.

[6]	Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union.

Ineffective internal controls over financial reporting could impact our business and operating results.
Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of internal controls, our business and operating results could be harmed and we could fail to meet our financial reporting obligations.
Our use of accounting estimates involves judgment and could impact our financial results.
Our most critical accounting estimates are described in the Note 2 to our consolidated financial statements. In addition, as discussed in Note 4.16, “Contingent Liabilities” to our consolidated financial statements, we make certain estimates including decisions related to legal proceedings and warranty reserves. Because by definition these estimates and assumptions involve the use of judgment, actual financial results may differ.
Our board of directors and senior management continue to devote significant attention to the Amended FFA, ASIC proceedings, tax litigation and the Proposal.
Our board of directors, senior management and others within our organization continue to devote a significant amount of time and resources related to the Amended FFA, ASIC proceedings, tax litigation and the Proposal, which are described in the risk factors above and elsewhere in this annual report. To the extent we are required to devote time and resources to dealing with such issues rather than solely focusing on conducting our business, this could have a material adverse effect on our results of operations.
We may acquire or divest businesses from time to time, and this may materially adversely affect our results of operations and financial condition and may significantly change the nature of the company in which you have invested.
In the past, we have divested business segments. In the future, we may acquire other businesses or sell some or all of our assets or business segments. Any significant acquisition or sale may materially adversely affect our results of operations and financial condition and could change the overall profile of our business. As a result, the value of our shares may decrease in response to any such acquisition or sale and, upon any such acquisition or sale, our shares may represent an investment in a company with significantly different assets and prospects from the Company when you made your initial investment in us.
We are dependent upon our key management personnel for our future success.
Our success depends to a significant extent on the continued contributions of our Amsterdam-based executives for the management of our business and development and implementation of our business strategy. Subject to the implementation of the Proposal, our ability in the future to recruit qualified successors for our Amsterdam-based executives may be more difficult than it may be for U.S. based companies in our industry due to the location of our corporate offices in The Netherlands. The loss of senior management, coupled with our failure to recruit qualified successors, could have a material adverse effect on our business and the trading price of our common stock.

Board Directors
James Hardie’s directors have widespread experience, spanning general management, finance, law and accounting. Each director also brings valuable international experience that assists with James Hardie’s growth.
Michael Hammes was elected as an independent Non-Executive Director of James Hardie in February 2007. He was appointed Chairman of the Joint and Supervisory Boards in January 2008 and, following the completion of the Re-domicile on 17 June 2010, he became Chairman of the single Board. He is a member of the Audit Committee, the Remuneration Committee and the Nominating and Governance Committee. Mr Hammes was also a member of the Re-domicile Due Diligence Committee. Mr Hammes has extensive commercial experience at the senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc (2000-2007), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1979-1986).
Directorships of listed companies in the past three or more years: Current — Director of Navistar International Corporation (since 1996), Chairman of the Navistar Nominating and Governance Committee, Chairman of the Navistar Finance Committee, and a member of the Navistar Executive Compensation Committee.
Other: Previous Member of the Board of Directors of Johns Manville Corporation; Member of the Board of Visitors, Georgetown University’s School of Business; resident of the United States.
Donald McGauchie joined James Hardie as an independent Non-Executive Director in August 2003 and was appointed Acting Deputy Chairman of the Joint and Supervisory Boards in February 2007, and Deputy Chairman of the Joint and Supervisory Boards in April 2007. Following completion of the Re-domicile on 17 June 2010, he became Deputy Chairman of the single Board. Mr McGauchie is a member of the Board, Chairman of the Nominating and Governance Committee and a member of the Remuneration Committee. Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government.
Directorships of listed companies in the past three or more years: Current — Director of Nufarm Limited (since 2003); Director of GrainCorp Limited (since 2009); Director and Chairman-elect of Australian Agricultural Company Limited (since May 2010). Former — Chairman of Telstra Corporation Limited (2004-2009); Chairman of Woolstock Australia Limited (1999-2002); Deputy Chairman of Ridley Corporation Limited (1998-2004); Director of National Foods Limited (2000-2005); Director of GrainCorp Limited (1999-2002).
Other: Director of The Reserve Bank of Australia; Chairman Australian Wool Testing Authority (since 2005) and Director (since 1999); President of the National Farmers Federation (1994-1998); Chairman of Rural Finance Corporation (2003-2004); awarded the Centenary Medal for service to Australian society through agriculture and business in 2003; resident of Australia.
Brian Anderson was appointed as an independent Non-Executive Director of James Hardie in December 2006. He is a member of the Board, Chairman of the Audit Committee and a member of the Remuneration Committee. Mr Anderson was also Chairman of the Re-domicile Due Diligence Committee. Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc, including seven years as Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, as Executive Vice President and Chief Financial Officer of OfficeMax, Inc (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991) and he is accredited as a Certified Public Accountant (1976).
Directorships of listed companies in the past three or more years: Current — Chairman (since April 2010) and Director (since 2005) of A.M. Castle & Co.; Director of Pulte Homes Corporation (since September 2005); Director (since 1999) and Chair of the Audit Committee (since 2003) for W.W. Grainger, Inc.
Other: Director of The Nemours Foundation (since January 2006); resident of the United States.

David Dilger was appointed as an independent Non-Executive Director of James Hardie effective 2 September 2009. He is a member of the Board, the Audit Committee and the Remuneration Committee. Mr Dilger has substantial experience of multinational manufacturing operations, a strong finance foundation and leadership qualities, including 16 years as a chief executive of listed companies. He has a proven ability to transform and drive large businesses by setting a clear strategy and building strong management teams.
Directorships of listed companies in the past three or more years: non-executive director of The Bank of Ireland plc (2003-2009) serving as Senior Independent Director and as Chairman of the Bank’s Remuneration Committee.
Other: Chairman of Dublin Airport Authority plc (since May 2009); Fellow of the Institute of Chartered Accountants in Ireland; previous member of the Board and National Executive Council of the Irish Business and Employers Confederation (IBEC); and former Board member of Enterprise Ireland, the government agency responsible for the development and promotion of the Irish indigenous business sector; resident of the Republic of Ireland.
David Harrison was appointed as an independent Non-Executive Director of James Hardie in May 2008. He is a member of the Board, Chairman of the Remuneration Committee and a member of the Audit Committee. Mr Harrison is an experienced company director and has a distinguished finance background, having served with special expertise in corporate finance roles, international operations and information technology during 22 years with Borg-Warner/General Electric. He is Managing Partner of the US financial investor, HCI Inc. and previously spent ten years at Pentair, Inc., as Executive Vice President and Chief Financial Officer. His experience also includes roles as Vice President and Chief Financial Officer at Scotts, Inc. and Coltec Industries, Inc. and numerous accounting and financial roles held during his career at Borg-Warner/GE, culminating in his appointment as Vice President Finance Europe/ Canada and Director, Finance North America.
Directorships of listed companies in the past three or more years: Current — Director and Chairman of the Audit Committee for National Oilwell Varco (since 2003); Director and member of the Audit & Finance Committee for Navistar International (since 2007).
Other: Member of Ohio University MBA Advisory Board (since 2003) and of the Iredell County / Twin Cities / Charlotte Salvation Army Advisory Board (since 1995); resident of the United States.
James Osborne was appointed as an independent Non-Executive Director of James Hardie in March 2009. He is a member of the Board and the Nominating and Governance Committee. Mr Osborne was also a member of the Re-domicile Due Diligence Committee. Mr Osborne is an experienced company director with a strong legal background and a considerable knowledge of international business operating in North America and Europe. His career includes 35 years with the leading Irish law firm, A&L Goodbody, in roles which included opening the firm’s New York office in 1979, and serving as the firm’s managing partner for 12 years. He has served as a consultant to the firm since 1994. Mr Osborne also contributed to the listing of Ryanair in London, New York and Dublin and continues to serve on its board.
Directorships of listed companies in the past three or more years: Current — Director and Chairman of Remuneration Committee, Ryanair Holdings plc (since 1996); Former — Chairman, Newcourt Group plc (2004-2009), Director Bank of Ireland (1986-1991), Golden Vale plc (1993-1998), Carrolls Holdings plc (1986-2005) and Adare plc (1994-1998).
Other: Director of numerous private companies, including Centric Health (2006 — present); resident of the Republic of Ireland.
Rudy van der Meer was elected as an independent Non-Executive Director of James Hardie in February 2007. He is a member of the Board and the Nominating and Governance Committee. Mr van der Meer is an experienced executive, with considerable knowledge of global businesses and the building and construction sector. During his 32-year association with Akzo Nobel N.V., he held a number of senior positions including CEO — Coatings (2000-2005), CEO — Chemicals (1993-2000), member of the five member Executive Board (1993-2005), Division President — Akzo Salt & Base Chemicals (1991-1993) and member of the Executive Board — Akzo Salt & Base Chemicals (1989-1991).
Directorships of listed companies in the past three or more years: Current — Chairman of the Supervisory Board of Imtech N.V. (since 2005); Former — Chairman of the Supervisory Board of Norit International B.V. (2005-2007); Member of the Supervisory Board of Hagemeyer N.V. (2006-2008).

Other: Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. (since 2004); Chairman of the Board of Energie Beheer Nederland B.V. (since 2006). Previous appointments include Chairman of VNCI (Association of the Dutch Chemical Industry) (1994-2000); Member of the Supervisory Board of Gelderse Papier N.V. (1994-2000); Member of the Board of CEFIC (European Chemical Industry Council) (1998-2002); Member of the Board and Executive Committee of the American Chemistry Council (1996-2002); Member of the Board of the European Council Paint, Printing Ink and Artists’ Colours Industry (2004-2005); Chairman of the Board of Foundation “Toekomstbeeld der Techniek” (1999-2005); Member of the ING Group N.V. Advisory Council (1997-2005). Mr van der Meer is a resident of The Netherlands.

Corporate Governance
These Corporate Governance Principles describe the corporate governance arrangements that have been followed by James Hardie from the commencement of the fiscal year 2010 and contain an overview of our corporate governance framework, developed and approved by the Nominating and Governance Committee and, on its recommendation, adopted by the Board in June 2010.
On 19 February 2010, we completed Stage 1 of a proposal to move our corporate domicile from The Netherlands to Ireland, in a transaction designed to transform James Hardie Industries NV into an Irish Societas Europea company, and James Hardie Industries NV became James Hardie Industries SE, incorporated under the laws of The Netherlands. On 17 June 2010 we completed Stage 2 of the proposal and as a result James Hardie Industries SE moved its corporate seat to Ireland (together, the Re-domicile).
Where applicable, these Corporate Governance Principles indicate the changes in the company’s governance arrangements as a result of implementing the Re-domicile. References to the Board are references to the Supervisory Board prior to completion of the Re-domicile, and to the single Board following completion of the Re-domicile.
These Corporate Governance Principles, as well as our Articles of Association, Board and Board Committee charters and key company policies, as updated from time to time, are available from the Investor Relations area of our website (www.jameshardie.com) or by requesting a printed copy from the company secretary at the company’s head office at 2nd Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Republic of Ireland.
1. CORPORATE GOVERNANCE AT JAMES HARDIE
1.1 Overview
James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the US SEC and various other rulemaking bodies.
In addition, prior to completing Stage 2 of the Re-domicile, we were also subject to the jurisdiction of the Dutch Authority Financial Markets and the Dutch Corporate Governance Code (the Dutch Code). Since completing Stage 2 of the Re-domicile, James Hardie is no longer subject to the regulatory requirements of the Dutch Authority Financial Markets and the Dutch Code and is instead subject to the regulatory requirements of the Irish Takeover Panel.
James Hardie’s corporate governance framework is reviewed regularly and updated as appropriate to reflect what we believe is in our and our stakeholders’ interests, changes in law and current best practices. An important part of the Board’s review of the Re-domicile involved spending a significant time to ensure that the company’s governance framework following the Re-domicile to Ireland met the company’s needs.
Our corporate governance framework incorporates a number of processes and policies designed to provide the Board with appropriate assurance about the operations and governance of the company and thereby protect shareholder value. Further details of these processes and policies are set out in this report.
2. BOARD STRUCTURE
2.1 Number of Boards
During the entire fiscal year 2010, James Hardie had a multi-tiered board structure. Until completion of Stage 1 of the Re-domicile on 19 February 2010 this consisted of a Joint Board, a Supervisory Board and a Managing Board. Following completion of Stage 1 of the Re-domicile, the Managing Board remained in place but the Joint Board ceased to exist and all of its responsibilities were assumed by the Supervisory Board. Since completion of Stage 2 of the Re-domicile on 17 June 2010, the company has had a single Board.
The responsibilities of our Board/s and Board Committees are formalised in charters and our Articles of Association, which set out the responsibilities of the Board/s and Board Committees. These charters and our Articles of Association also identify the matters reserved to the Board or Board Committees and the matters reserved to the Managing Board or the CEO as applicable.

2.2 Single Board
The single Board has been in place since completion of the Re-domicile on 17 June 2010 and comprises seven non-executive directors and the CEO. The Board must have no less than three and not more than twelve directors, as determined by the Board.
Board directors may be elected by our shareholders at general meetings, or by the Board if there is a vacancy. The Board and our shareholders have the right to nominate candidates for the Board. Board directors may be dismissed by our shareholders at a general meeting.
Irish law provides that the Board is responsible for the management and operation of James Hardie. The Board can, and has, delegated authority to the CEO to manage the corporation within specified authority levels.
The Board has also reserved certain matters to itself, including:
–	appointing, removing and assessing the performance and remuneration of the CEO and CFO;

–	succession planning for the Board and senior management and defining the company’s management structure and responsibilities;

–	approving the overall strategy for the company, including the three year business plan and annual operating and capital expenditure budgets;

–	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

–	approving annual and periodic reports, results announcements, media releases and notices of shareholder meetings;

–	approving the dividend policy and interim dividends and making recommendations to shareholders regarding the annual dividend;

–	reviewing the authority levels of the CEO and management;

–	approving the remuneration framework for the company;

–	overseeing corporate governance matters for the company;

–	approving corporate-level company policies;

–	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management; and

–	any other matter which the Board considers ought to be approved by the Board.
The full list of those matters reserved to the Board are formalised in our Board charter, which is available on our website (www.jameshardie.com, select Investor Relations, Corporate Governance, then Board Structure).
In discharging its duties, the Board aims to take into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and other parties involved in or with James Hardie.
2.3 Supervisory Board
The Supervisory Board was in operation for all of fiscal year 2010 and until completion of the Re-domicile on 17 June 2010, when it was replaced by the single Board.
The Supervisory Board comprised only non-executive directors, with at least two members or a higher number as determined by the Supervisory Board.

Supervisory Board directors were appointed by our shareholders at a general meeting, or by the Supervisory Board if there was a vacancy. The Supervisory Board and our shareholders had the right to nominate candidates for the Supervisory Board. Supervisory Board directors could be dismissed by our shareholders at a general meeting. The Supervisory Board supervised and provided advice to the Managing Board, and was responsible for, amongst other matters:
–	nominating Managing Board directors for election by shareholders;

–	appointing and removing the CEO and the Chairman of the Managing Board;

–	approving Managing Board decisions relating to specified matters or above agreed thresholds;

–	approving the strategic plan and annual budget proposed by the Managing Board;

–	approving the annual financial accounts;

–	supervising the policy and actions of the Managing Board;

–	supervising the general course of affairs of James Hardie and the business it operates; and

–	approving issues of new shares.
Following completion of Stage 1 of the Re-domicile and the abolition of the Joint Board, the Supervisory Board also became responsible for the following matters previously reserved solely to the Joint Board as well as those matters where responsibility was previously shared with the Supervisory Board:
–	approving declaration of dividends;

–	approving any share buy-back programs and cancelling the shares bought back;

–	approving any significant changes in the identity or nature of the company;

–	approving the strategy set by the Managing Board;

–	monitoring company performance; and

–	maintaining effective external disclosure policies and procedures.
There are no conflicts of interest involving the Supervisory Board.
2.4 Managing Board
The Managing Board was in operation for all of fiscal year 2010 and until completion of the Re-domicile on 17 June 2010. It comprised only executive directors, with at least two members or such higher number as determined by the Supervisory Board. The Managing Board directors were appointed by our shareholders at a general meeting. The Supervisory Board could appoint interim members to the Managing Board if there was a vacancy on the Managing Board. The Supervisory Board and our shareholders could nominate candidates for the Managing Board.
The Supervisory Board appointed one Managing Board director as its Chairman and one member as its CEO. Throughout the period until the Managing Board ceased to exist, our current CEO occupied both roles.
Managing Board directors could be dismissed by our shareholders at a general meeting and suspended at any time by the Supervisory Board.
The Managing Board was accountable to the Supervisory Board, the Joint Board (while it was in operation) and to the shareholders for the performance of its duties, and was responsible for the day-to-day management of the company, including:
–	administering the company’s general affairs, operations and finance;

–	preparing a strategic plan and budget setting out operational and financial objectives, implementation strategy and parameters for the company for the next three years, for approval by the Joint and Supervisory Boards;

–	ensuring the implementation of the company’s strategic plan;

–	preparing quarterly and annual accounts, management reports and related media releases;

–	monitoring the company’s compliance with all relevant legislation and regulations and managing the risks associated with the company’s activities;

–	reporting and discussing the company’s internal risk management and control systems with the Supervisory Board and the Audit Committee; and

–	representing, entering into and performing agreements on behalf of the company.
There are no conflicts of interest involving the Managing Board.
The managing board set the company strategy to maximize operational and financial performance. To achieve this, the company and its management focused on the following strategic initiatives:
•	Primary Demand Growth (PDG) — A key strategy for the company is to maximise its market share growth/retention of the exterior cladding market for new housing starts and for Repair & Remodel, which it does by growing fibre cement’s share of the exterior siding market and by maintaining the company’s share of the fibre cement category.

•	Product Mix Shift — The company aims to maintain its leadership position across the fibre cement category of the exterior siding market by developing new products/marketing/manufacturing approaches that will result in an improved mix of our products and gross margins.

•	Zero To the Landfill (ZTL) — This measure is a primary contributor to the company’s environmental goals and improving material yield will reduce manufacturing costs. In addition, achieving important Environmental, Social and Governance (ESG) goals reduces risk.

•	Legacy Issues — Resolution of these issues is a fundamental component of the company’s ESG goals, paving the way to lower risk and more certainty for all stakeholders.

•	Strategic Positioning — Developing and, as appropriate, implementing, alternative strategic actions for sustainable growth beyond the company’s traditional markets will create shareholder value through increased profits and diversification for lower risk.
2.5 Joint Board
The Joint Board was in operation for part of fiscal year 2010 until it ceased to exist on completion of Stage 1 of the Re-domicile on 19 February 2010, when its responsibilities were assumed by the Supervisory Board.
The Joint Board comprised between three and twelve members as determined by the Supervisory Board’s Chairman, or a greater number as determined by our shareholders at a general meeting. The Joint Board included all of the Supervisory Board directors as well as our CEO.
The Joint Board was allocated specific tasks under the Articles of Association but was primarily a forum for communication between the Managing Board and Supervisory Board. It was responsible, in some cases jointly with the Supervisory Board, for:
–	supervising the general course of affairs of James Hardie;

–	approving declaration of dividends;

–	approving any share buy-back programs and cancelling the shares bought back;

–	approving issues of new shares;

–	approving any significant changes in the identity or nature of the company;

–	approving the strategy set by the Managing Board;

–	monitoring company performance; and

–	maintaining effective external disclosure policies and procedures.
The core responsibility of the Joint Board was to oversee the general course of affairs of the company by exercising business judgment in the best interests of the company and its stakeholders.
3. OPERATION OF THE BOARD
3.1 Board meetings
The Board meets at least four times a year or whenever the Chairman or three or more members have requested a meeting.
While the Supervisory Board was in operation, meetings were generally held at the company’s offices in The Netherlands. At each physical meeting, the Board met in executive session without management present for at least part of the meeting. The Board was also able to pass resolutions by written consent.
During fiscal year 2010, the Managing Board met regularly and the majority of its meetings were held at the company’s offices in The Netherlands.
On 29 June 2010, the single Board held its first meeting in Ireland. The company intends to hold the majority of its subsequent Board meetings, at which key decisions affecting it are made, in Ireland.
Attendance at Board and Board Committee meetings during the year ended 31 March 2010
The number of Board and Board Committee meetings held, and each director’s attendance during the fiscal year, is set out below:

													NOM
											DUE		&
NAME	JOINT		SUPERVISORY		MANAGING		AUDIT		REMUNERATION		DILIGENCE		GOV
	H	A	H	A	H	A	H	A	H	A	H	A	H	A
Michael Hammes	7	7	8	8	—	—	2	2	8	8	5	4	1	1
Donald McGauchie	7	7	8	8	—	—	—	—	8	8	—	—	4	4
Brian Anderson	7	7	8	8	—	—	5	5	8	7	5	5	—	—
David Dilger	4	4	5	5	—	—	2	2	—	—	—	—	—	—
David Harrison	7	7	8	8	—	—	5	5	8	8	—	—	3	3
James Osborne	7	7	7	7	—	—	4	4	—	—	5	5	1	1
Rudy van der Meer	7	7	8	8	—	—	—	—	—	—	—	—	4	4
Louis Gries	7	7	—	—	32	31	—	—	—	—	5	5	—	—
Russell Chenu	7	7	—	—	32	32	—	—	—	—	5	5	—	—
Robert Cox	7	7	—	—	32	32	—	—	—	—	5	5	—	—

3.2 Director qualifications
Directors have skills, qualifications, experience and expertise which assist the Board to fulfil its responsibilities and assist the company to create shareholder value. The skills, qualifications, experience and relevant expertise of each director, and his or her term of appointment, are summarised on pages 71-73 of this annual report and also appear in the Investor Relations area of our website (www.jameshardie.com).
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings. The Nominating and Governance Committee reviews the other commitments of Board members each year.
3.3 Succession planning
The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for our CEO and other senior executives.
Board renewal has been a priority for the Board and Nominating and Governance Committee during recent years. A number of changes occurred in the composition of the Board during the fiscal year.
In the lead up to implementing the Re-domicile, the Board, together with the Nominating and Governance Committee, considered the desired composition of the Board, including the right number, mix of skills, qualifications, experience, expertise and geographic location of its directors, to maximise the effectiveness of the Board following completion of the Re-domicile. As a result of this review, two Irish-based directors were appointed to the Board. The Board will continue to review and evaluate the desired profile of the Board and expects that an additional European-based director may be appointed in the future.
3.4 Retirement and tenure policy
During fiscal year 2010, the company adhered to the recommendation of the Dutch Code which limited the tenure of Supervisory Board directors to twelve years (unless the Supervisory Board determined that it would be in the best interests of the company for a director to serve longer than this period). There was no tenure policy for Managing Board directors. Following completion of the Re-domicile, the company is no longer subject to the Dutch Code.
None of our current directors has served for more than seven years and the company has elected not to adopt a retirement and tenure policy following completion of the Re-domicile. The length of tenure of individual Board directors will be considered as part of the Board’s decision making process when considering whether a director should be recommended by the Board for re-election.
3.5 Board evaluation
The Nominating and Governance Committee supervises the director evaluation process and makes recommendations to the Board. During fiscal year 2010, a purpose-designed survey was used by directors to self-assess the operation of the Supervisory Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Supervisory Board.
The Chairman discussed with each Supervisory Board director, and the Deputy Chairman discussed with the Chairman, his performance and contribution to the effectiveness of the Board. Following completion of Stage 2 of the Re-domicile, the Nominating and Governance Committee and the Board will continue to discuss annually the performance of the CEO and the CEO’s direct reports, and the Chairman provides that feedback to the CEO. The CEO uses the feedback as part of an annual review of his direct reports.
3.6 Director re-election
No director (other than the CEO) shall hold office for a continuous period of more than three years, or past the end of the third annual general meeting (AGM) following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Board to fill a vacancy must submit him or herself for re-election at the next AGM.
Directors are not automatically nominated for re-election at the end of their term. Nomination for re-election is based on their individual performance and the company’s needs. The Nominating and Governance Committee and the

Board discuss in detail the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.
Because the company is a European SE company, the CEO is required to stand for re-election every six years as long as he remains as the CEO. The company believes this policy is appropriate (having regard to Australian practice under the rules of the ASX) as it supports the continuity of management performance.
3.7 Independence
The company requires the majority of directors on the Board and Board Committees, as well as the Chairman of the Board and Board Committees, to be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or any other applicable regulatory body.
Each year the Board, together with the Nominating and Governance Committee, assesses each Board director and his or her responses to a lengthy questionnaire on matters relevant to his or her independence according to the rules and regulations of the Dutch Code (up until completion of the Re-domicile), the NYSE and SEC as well as the Corporate Governance Council Principles and Recommendations published by the ASX Corporate Governance Council (the Principles and Recommendations). Following this assessment, the Board has determined that each Board director is independent.
All directors are expected to bring their independent views and judgment to the Board and Board Committees and must declare any potential or actual conflicts of interest. The Board has not set materiality thresholds for assessing independence and considers all relationships on a case-by-case basis, considering the materiality of the relationship and the rules and regulations of the applicable exchange or regulatory body. The Board considered the following specific matters prior to determining that each director was independent:
–	Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from the company, although it does buy a small amount of James Hardie products through the company’s customers;

–	Rudy van der Meer is a member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V.. Entities in the ING Group provide financial services to the company. In each case those entities were providing these services to the company prior to Mr van der Meer becoming a Board director; and

–	David Dilger is a director of a number of James Hardie’s subsidiaries and receives director’s fees for such service approved by the Board.
Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to any of the companies listed above or to James Hardie. Each of these relationships, other than Mr Dilger’s service as a director of a number of James Hardie’s subsidiaries, existed and was disclosed before the person in question became a Board director. It is not considered that these directors had any influence over these transactions.
3.8 Orientation
The company has an orientation program for new directors, which was reviewed and updated during the fiscal year. The program includes an overview of the company’s governance arrangements and directors’ duties in The Netherlands, the United States and Australia, plant and market tours to impart relevant industry knowledge, briefings on the company’s risk management and control framework, financial results and key risks and issues, and meeting other Board directors, the CEO and members of management. New directors are provided with orientation materials including relevant corporate documents and policies and are expected to complete the entire orientation process within six months of their appointment. Following completion of the Re-domicile, this program will also include details of James Hardie’s governance arrangements and an overview of directors’ duties in Ireland.
3.9 Board Continuing Development
The company operates within a complex industry, geographical and regulatory framework. The company regularly schedules time at physical Board meetings to develop the Board’s understanding of the company’s operations and regulatory environment, including updates on topical developments from management and external experts. A yearly plant and market tour forms an important part of the Board’s continuing development.
3.10 Letter of Appointment
Each incoming Board director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the company’s expectations of them in that role. The company does not provide any benefits for non-executive directors upon termination of their appointment.
3.11 Chairman
The Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman. The Chairman co-ordinates the Board’s duties and responsibilities and acts as the main contact with the CEO.
The Chairman:
–	provides leadership to the Board;

–	chairs Board and shareholder meetings;

–	facilitates Board discussion;

–	monitors, evaluates and assesses the performance of the company’s Board and Board Committees; and

–	is a member of all Board Committees.
The Chairman may not also be the Chairman of the Audit Committee. The current Chairman is Mr Hammes and the current Deputy Chairman is Mr McGauchie.
3.12 Remuneration
A detailed description of the company’s remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report within the Directors’ Report on pages 6-39 of this annual report.
3.13 Indemnification
The company’s Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Board director or the company secretary and our employees and any other person deemed by the Board to be an agent of the company, who suffers any loss as a result of any action in discharge of their duties, provided they acted in good faith in carrying out their duties. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in performing their duties.
The company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are officers or directors of the company or its subsidiaries. The indemnities provided are consistent with the Articles of Association and relevant laws.
3.14 Evaluation of Management
At least once a year, the CEO, the Remuneration Committee and the Board review the performance of each member of the Group Management Team against agreed performance measures. This discussion occurs at a different meeting to that which discusses management succession planning. The CEO uses this feedback to assist in the annual review of members of the Group Management Team. This process was followed during the fiscal year.
3.15 Information for the Board
Board directors receive timely and necessary information to allow them to fulfil their duties, including access to senior executives if required. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board.

In discharging their duties, Board directors were provided with direct access to senior executives and outside advisors and auditors. The Board, Board Committees and individual directors may all seek independent professional advice at the company’s expense for the proper performance of their duties.
The Board has regular discussions with the CEO and (while the company was domiciled in The Netherlands the Managing Board) on the company’s strategy and performance, including two sessions each year where Board members formally review the company’s strategy and progress. The Board has also scheduled an annual calendar of topics to be covered to assist it to properly discharge all of its responsibilities.
Board directors receive a copy of all Board Committee papers for physical meetings and may attend any Board Committee meeting, whether or not they are members of the Board Committee. Board directors also receive the minutes which record each Board Committee’s deliberations and findings, as well as oral reports from each Board Committee Chairman. Whilst the company was domiciled in The Netherlands, the Board also received and reviewed the minutes of each Managing Board meeting.
3.16 Delegation to the CEO
The Board has delegated to the CEO the power to manage the business of the company to achieve the mission statements and corporate goals approved by the Board from time to time. This delegation is subject to a specified monetary cap for a range of matters, above which Board approval is required.
4. BOARD COMMITTEES
The Board Committees are generally committees of the Board and comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The Board Committee charters are available from the Investor Relations area of our website (www.jameshardie.com).
Each Board Committee meets at least quarterly and has scheduled an annual calendar of meeting and discussion topics to assist it to properly discharge all of its responsibilities. The Board may also form ad hoc committees from time to time. During fiscal year 2009 the Board formed the Due Diligence Committee (discussed in more detail in section 4.4 on page 84) to review management’s progress in formulating the Re-domicile proposal. This committee continued to meet during fiscal year 2010.
4.1 Audit Committee
The Audit Committee oversees the adequacy and effectiveness of the company’s accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this report. The Audit Committee meets at least quarterly in separate executive sessions with the external auditor and internal auditor.
Currently, the members of the Audit Committee are Mr Anderson (Chairman), Mr Hammes, Mr Harrison and Mr Dilger.
All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Nominating and Governance Committee and the Board in accordance with the SEC rules. These may be the same person. The Nominating and Governance Committee and the Board have determined that Mr Anderson, Mr Harrison and Mr Dilger are “audit committee financial experts”.
Under the NYSE listing standards that apply to US companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that the simultaneous service will not impair the ability of this member to effectively serve on the listed company’s audit committee. Although we are not bound by this provision, we follow it voluntarily. Currently, none of our directors serve on the audit committee of three or more public companies in addition to our audit committee.
The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:

–	overseeing the company’s financial reporting process and reports on the results of its activities to the Board;

–	reviewing with management and the external auditor the company’s annual and quarterly financial statements and reports to shareholders;

–	discussing earnings releases as well as information and earnings guidance provided to analysts;

–	reviewing and assessing the company’s risk management policies and procedures;

–	having general oversight of the appointment and provision of all external audit services to the company, the remuneration paid to the external auditor, and the performance of the company’s internal audit function;

–	reviewing the adequacy and effectiveness of the company’s internal compliance and control procedures;

–	reviewing the company’s compliance with legal and regulatory requirements; and

–	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from the company’s Ethics Hotline.
Conflicts of interest
The Audit Committee oversees the company’s Code of Business Conduct and Ethics policy and other business-related conflict of interest issues as they arise.
Reporting
The Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the company’s financial statements, the company’s compliance with legal or regulatory requirements, the company’s risk management systems, the performance and independence of the external auditor, or the performance of the internal audit function.
4.2 Nominating and Governance Committee
The Nominating and Governance Committee is responsible for:
–	identifying and recommending to the Board individuals qualified to become Board directors;

–	overseeing the evaluation of the Board and senior management;

–	assessing the independence of each Board director;

–	reviewing the conduct of the general meetings; and

–	performing a leadership role in shaping the company’s corporate governance policies.
The current members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr Hammes, Mr van der Meer and Mr Osborne.
4.3 Remuneration Committee
The Remuneration Committee oversees the company’s overall remuneration structure, policies and programs; assesses whether the company’s remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in the company’s remuneration structure, policies and programs. It also:
–	administers and makes recommendations on the company’s incentive compensation and equity-based remuneration plans;

–	reviews the remuneration of Board directors;

–	reviews the remuneration framework for the company; and

–	makes recommendations to the Board on the company’s recruitment, retention and termination policies and procedures for senior management.
Members of the Remuneration Committee must qualify as “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act), and “outside directors” for purposes of Section 162(m) of the US Internal Revenue Code.
Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report within the Directors’ Report on pages 6-39 of this annual report.
The current members of the Remuneration Committee are Mr Harrison (Chairman), Mr Anderson, Mr Hammes, Mr McGauchie and Mr Dilger.
4.4 Due Diligence Committee
During fiscal year 2009, the Board formed the Due Diligence Committee, comprising representatives from the Supervisory Board together with the Managing Board and a representative of the company’s management. This committee was formed to assist the Board with reviewing and considering alternative proposals to move the company’s domicile by co-ordinating and overseeing implementation of the due diligence process and reporting back to the Boards regarding the conduct of this process.
The purpose of the due diligence process was to assist in ensuring that the Explanatory Memorandum and Notices of Meeting (Meeting Materials) prepared in connection with the Re-domicile proposal were accurate and complete in all material respects and contained all required information.
The due diligence and verification process undertaken by the Due Diligence Committee culminated in a report to the Board on the due diligence process undertaken and its results, including recommending that the Meeting Materials for the Re-domicile proposal be submitted to shareholders.
5. POLICIES AND PROCESSES
As noted at the start of this report, we have a number of policies that address key aspects of our corporate governance. Our key policies cover:
–	Code of Business Conduct and Ethics;

–	Ethics Hotline;

–	Continuous Disclosure and Market Communication; and

–	Insider Trading.
Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).
5.1 Code of Business Conduct and Ethics
We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie’s activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of company policy that govern compliance with legal and other responsibilities to stakeholders. All directors and company employees worldwide are reminded annually of the existence of the Code and asked to confirm that they have read it.
5.2 Complaints/Ethics Hotline
Our Code of Business Conduct and Ethics policy provides employees with advice about who they should contact if they have information or questions regarding violations of the policy. James Hardie has a telephone Ethics Hotline operated by an independent external provider which allows employees to report anonymously any concerns. All company employees worldwide are reminded annually of the existence of the Ethics Hotline.
All complaints, whether to the Ethics Hotline or otherwise, are initially reported directly to the General Counsel and director of internal audit (except in cases where the complaint refers to one of them). The most serious complaints are referred immediately to the Chairmen of the Audit Committee and Board; less serious complaints are reported to the Audit Committee on a quarterly basis and at different levels of detail, depending on the nature of the complaint.
Interested parties who have a concern about James Hardie’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the company’s Chairman (or Presiding Director for NYSE purposes), Deputy Chairman, Board directors as a group, the Chairman of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the company’s head office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Republic of Ireland, or submitted by phone at Telephone +353 (0)1 411 6924. All concerns will be forwarded to the appropriate Board directors for their review and will be simultaneously reviewed and addressed by our General Counsel in the same way that other concerns are addressed. Our Code of Business Conduct and Ethics policy, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.
5.3 Continuous Disclosure and Market Communication
We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC) and the United States (SEC and NYSE).
Our Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:
–	understand James Hardie’s strategy and assess the quality of its management;

–	examine James Hardie’s financial position and the strength of its growth prospects; and

–	receive any news or information that might reasonably be expected to materially affect the price or market for James Hardie securities.
The CEO is responsible for ensuring the company complies with our continuous disclosure obligations. A Disclosure Committee comprising the CEO, CFO, General Counsel and the Vice President – Investor and Media Relations is responsible for all decisions regarding our market disclosure obligations outside of the company’s normal financial reporting calendar. For our quarterly and annual results releases, the CEO and CFO are supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The CEO, CFO and General Counsel discuss with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that affect the quarterly and annual results releases. The Audit Committee reviewed the company’s disclosure practices under the Continuous Disclosure and Market Communication policy during the fiscal year.
5.4 Share Trading
All company employees and directors are subject to our Insider Trading Policy. Company employees and directors may only buy or sell the company’s securities within four weeks beginning two days after the announcement of quarterly or full year results, or another period designated by the Board for this purpose, provided they are not in possession of material non-public price-sensitive information. There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from the company’s compliance officer before trading or pledging their shares by taking out a margin loan over them, and a general prohibition on hedging or selling any shares or options for short-swing profit.
Company employees who are not designated employees may hedge vested options or shares, provided they notify the company.
The Board recognises that it is the individual responsibility of each James Hardie director and employee to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction.

6. RISK MANAGEMENT
6.1 Overall Responsibility
The Audit Committee has oversight of the company’s risk management policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the CEO, CFO and General Counsel. The Audit Committee, CEO, CFO and General Counsel report periodically to the Board on the company’s risk management policies, processes and controls.
The Audit Committee is supported in its oversight role by the policies put in place by management to oversee and manage material business risks, as well as the roles played by the Risk Management Committee (described in detail in section 6.4 below) and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee.
6.2 Objective
The company considers that a sound framework of risk management policies, procedures and controls produces a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and creation of shareholder value. The objective of the company’s risk management policies, procedures and controls is to ensure that:
–	our risk management systems are effective;

–	our principal strategic, operational and financial risks are identified;

–	effective systems are in place to monitor and manage risks; and

–	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.
Risk management does not involve avoiding all risks. The company’s risk management policies seek to strike a balance between ensuring that the company continues to generate financial returns and simultaneously manages risks appropriately by setting appropriate strategies and objectives.
6.3 Policies for Management of Material Business Risks
Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this report, the more significant policies, processes or controls adopted by the company for oversight and management of material business risks are:
–	quarterly meetings of the Risk Management Committee to assess the key strategic, operations, reporting and compliance risks facing the company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;

–	quarterly reporting to the Audit Committee of the Risk Management Committee’s conclusions regarding the key strategic, operations, reporting and compliance risks facing the company;

–	an Enterprise Risk Management process, which involves developing contingency plans for the key risks facing the company and its assumptions in its three year strategic plans and beyond;

–	a planning process involving the preparation of three-year strategic plans and a rolling twelve month forecast;

–	annual budgeting and monthly reporting to monitor performance;

–	an internal audit department with a reporting line direct to the Chairman of the Audit Committee;

–	increased monitoring of the company’s liquidity and status of renewals of finance facilities;

–	maintaining an appropriate insurance program;

–	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;

–	issuing and revising standards and procedures in relation to environmental and health and safety matters;

–	implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection;

–	issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and

–	documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.
A summary of these policies, processes and controls is available in the Investor Relations area of our website (www.jameshardie.com).
Another example of the company’s approach to managing significant business risks is the establishment of the Due Diligence Committee, which was formed to oversee the formulation of the company’s Re-domicile proposal.
During the fiscal year, the Audit Committee, and through it the Board, received a number of reports on the operation and effectiveness of the policies, processes and controls described in this section. This included a review of the company’s current compliance programs and disclosure controls and processes, how they compare with best practices and the steps proposed by management to continue cultivating the company’s risk management culture.
6.4 Risk Management Committee
The Risk Management Committee, which reviews and monitors the risks facing the company, is the primary management forum for risk assessment and risk management in the company. This role is more formally documented in the company’s Risk Management Committee charter. The Risk Management Committee comprises a cross-functional group of employees and reports quarterly to both the CEO, CFO, General Counsel and Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational, financial and legal risks facing the company. The Risk Management Committee also oversees the company’s Enterprise Risk Management process.
6.5 Internal Audit
The director of internal audit heads the internal audit department. The internal audit charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan.
The internal audit department’s workplan is approved annually by the Audit Committee. The director of internal audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee and Board in executive sessions.
6.6 External Audit
The external auditor reviews each quarterly and half-year results announcement and audits the full year results. The external auditor attends each meeting of the Audit Committee, including an executive session where only members of the Audit Committee and Board directors are present. The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval. The Audit Committee also reviews the remuneration paid to the external auditor and makes recommendations to the Board regarding the maximum compensation to be paid to the external auditor.
6.7 Financial Statements Disclosure Committee
The Financial Statements Disclosure Committee is a management committee comprising senior finance, accounting, compliance, legal, tax, treasury and investor relations executives in the company, which meets with the CEO, CFO and General Counsel prior to the Board’s consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the CEO, CFO and General Counsel to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.
6.8 CEO and CFO Certification of Financial Reports
Under SEC rules and the company’s internal control arrangements, our CEO and CFO provide certain certifications with respect to our full year financial statements, disclosure controls and procedures and internal controls over financial reporting. These certifications are more comprehensive and detailed than those required under the Australian Corporations Act and are considered appropriate.
The Board in turn receives quarterly assurance from the Financial Statements Disclosure Committee relating to the company’s disclosure controls and procedures and internal controls over financial reporting.
This assurance is supported by written quarterly and annual sub-certifications from the general managers and chief financial officers of each business unit, the director treasury and the corporate controller and the annual certifications from the Group Management Team.
6.9 Internal Controls and SOX 404
Each fiscal year, the members of the Group Management Team, and key members of the company’s business and corporate functions, complete an internal control certificate that seeks to confirm that adequate internal controls are in place and are operating effectively, and evaluate any failings and weaknesses.
6.10 Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2010.
6.11 Statement on Risk Management and Control
James Hardie has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed our internal risk management and control systems, the CEO and CFO believe that:
–	the risk management and control systems provide reasonable assurance that this annual report does not contain any material inaccuracies; and

–	no material failings in the risk management and control systems were discovered in our fiscal year 2010.
This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act. Our analysis of our internal risk management and control systems for purposes of the Dutch Code is different from the report that we are required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act.
6.12 Limitations of Control Systems
Despite the steps outlined above, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, a control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected.
These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
7. SHAREHOLDERS’ PARTICIPATION
7.1 Listing Information
For most of fiscal year 2010, James Hardie was an NV incorporated under Dutch law. On 19 February 2010, following the completion of Stage 1 of the Re-domicile, James Hardie transformed from a Dutch NV company to a Dutch SE company named James Hardie Industries SE. On 17 June 2010, the company moved its corporate domicile to Ireland. James Hardie securities trade as CUFS on the ASX and as ADSs (which reference American Depositary Shares) on the NYSE.
7.2 Annual Information Meeting (AIM)
Recognising that most shareholders were not able to attend the AGM in The Netherlands, we conducted our 2009 AIM in Australia to allow shareholders to review the items of business and other matters to be considered and voted on at the AGM. Shareholders were able to appoint representatives to attend the AIM on their behalf and ask questions.
Beginning in 2010, we will hold our AGM in Dublin, and will simulcast this meeting to a venue in Sydney so that Australian shareholders can attend a meeting together and ask questions of the Board.
We distribute with our Notice of Meetings (for annual meetings) a question form which shareholders can use to submit questions in advance of the meetings. Shareholders can also ask questions relevant to the business of the meeting during the meeting.
For those shareholders unable to attend, the annual meetings are broadcast live over the internet in the Investor Relations area of the website (www.jameshardie.com). The webcast remains on the company’s website until the next annual meeting so it can be replayed later if desired.
7.3 Annual General Meeting (AGM)
The 2009 AGM was held in The Netherlands within seven days of the AIM. Beginning fiscal year 2011, the AGM will be held in Ireland. Each shareholder (other than an ADS holder) has the right to:
–	attend the AGM either in person or by proxy;

–	speak at the AGM; and

–	exercise voting rights, including at the AGM subject to their instructions on the Voting Instruction Form.
While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.

7.4 Communication
We are committed to communicating effectively with our shareholders through a program that includes:
–	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;

–	audio webcasts of other management briefings and webcasts of the annual shareholder meeting;

–	a comprehensive Investor Relations website that displays all company announcements and notices (promptly after they have been cleared by the ASX), and major management and investor road-show presentations;

–	site visits and briefings on strategy for investment analysts;

–	an email alert service to advise shareholders and other interested parties of announcements and other events; and

–	equality of access for shareholders and investment analysts to briefings, presentations and meetings.
7.5 Investor Website
We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance structure. Except where stated, the contents of the website are not incorporated into this annual report.
8. COMPLIANCE WITH CORPORATE GOVERNANCE REQUIREMENTS
8.1 Dutch Corporate Governance Code (Dutch Code)
For fiscal year 2010, the Dutch Code applied to James Hardie because it was a Dutch public limited liability company. Under the Dutch Code, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. Listed Dutch companies must indicate expressly to what extent they apply the best practice provisions contained in the Dutch Code and, if they do not, why and to what extent they do not apply them.
Under the Dutch Code, not applying a specific best practice provision is not in itself considered objectionable by the Dutch Code, and may well be justified because of particular circumstances relevant to James Hardie.
Whilst the Dutch Code applied to James Hardie, its corporate governance structure and compliance with the Dutch Code was the joint responsibility of the Managing Board and the Supervisory Board, which were accountable for this to shareholders at the AGM.
James Hardie complied with almost all of the principles and best practice provisions contained in the Dutch Code and, in accordance with the requirements of the Dutch Code, the Directors’ Report describes instances where James Hardie did not fully comply with the letter of a principle or best practice provision contained in the Dutch Code and the reasons why.
Where these instances related to the remuneration of Supervisory, Joint or Managing Board directors they are described in the Remuneration Report on pages 6-39 of this annual report.
Following the completion of the Re-domicile, the Dutch Code no longer applies to James Hardie. In fiscal year 2011, we became subject to the regulatory requirements of the Irish Takeover Panel. The Combined Code on Corporate Governance as published by the Financial Reporting Council in the UK will not apply to us unless our shares become quoted on the Irish Stock Exchange or the London Stock Exchange.

8.2 ASX Principles and Recommendations
Listed Australian companies are encouraged to comply with the Principles and Recommendations. Except where otherwise stated, the company has complied with the Principles and Recommendations for the entire period described in this annual report.
For the benefit of Australian holders, the Investor Relations area of our website (www.jameshardie.com) contains more detail about the ways in which we comply with the Principles and Recommendations.
As an Irish-domiciled company, James Hardie Industries SE will continue to comply with the Principles and Recommendations as its general policy and will continue to explain any departures from those Principles and Recommendations in its annual report.
8.3 NYSE Corporate Governance Rules
In accordance with the NYSE corporate governance standards, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which is discussed below.
Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.
Section 303A.12(b) provides that each listed company’s CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A. Section 303A.12(c) provides that each listed company must submit an executed written affirmation annually to the NYSE about its compliance with the NYSE’s corporate governance listing standards and an interim written affirmation to the NYSE as and when required by the interim written affirmation form specified by the NYSE. James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report, and in our annual report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. Our annual report on Form 20-F is available from the Investor Relations area of our website (www.jameshardie.com) or from our corporate offices, the addresses of which are shown on page 98 of this annual report.
Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:
–	In the US, an audit committee of a public company is required to be directly responsible for appointing the company’s independent registered public accounting firm. Under Dutch law, the independent registered public accounting firm is appointed by the shareholders or, in the absence of such an appointment, by the Supervisory Board and then the Managing Board. Under Irish law, the independent registered public accounting firm is appointed by the shareholders where there is a new appointment, otherwise the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and

–	NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the Board Committee charters reflect Australian and Irish practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and

Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.
As an Irish-domiciled company, James Hardie will also continue to follow the NYSE corporate governance standards for listed companies that are foreign private issuers.
8.4 Anti-takeover Protections and Control Over the Company
Until completion of the Re-domicile on 17 June 2010, the company was not formally subject to the takeover laws that applied to listed companies incorporated in Australia or in The Netherlands. However, Article 49 of our Articles of Association was incorporated to provide shareholders with similar protections in the event of a potential change of control to those provided to shareholders in Australian listed companies under the Australian Corporations Act.
The purpose of Article 49 was to ensure that:
–	the acquisition of control over CUFS or shares takes place in an efficient, competitive and informed market;

–	each shareholder and CUFS holder and the Managing Board, Joint Board and Supervisory Board:

i. know the identity of any person who proposes to acquire a substantial interest in the company;

ii. are given reasonable time to consider a proposal to acquire a substantial interest in the company; and

iii. are given enough information to assess the merits of a proposal to acquire a substantial interest in the company; and

–	as far as practicable, the shareholders and CUFS holders all have a reasonable and equal opportunity to participate in any benefits accruing through a proposal to acquire a substantial interest in the company.
Following completion of the Re-domicile, the company has become subject to Irish takeover laws, and under ASX rules, the provisions set out in Article 49 have ceased to apply. The Irish Takeover Rules are built on several General Principles, the text of which is set out below. Also, the takeover threshold is set at 30%, meaning that a person (or persons acting in concert) who acquire more than 30% of voting rights must make a mandatory cash bid for all of the shares in the company:
–	All holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if person acquires control of a company, the other holders of securities must be protected.

–	The holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, considerations of employment and the locations of the offeree’s places of business.

–	The board of an offeree must act in the interest of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer.

–	False markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted.

–	An offeror must announce an offer only after ensuring that he or she can pay in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration.

–	An offeree must not be hindered in the conduct of its affairs for longer than is reasonable by any offer for its securities.

–	A substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

James Hardie Industries SE
Consolidated Financial Statements

James Hardie Industries SE
Consolidated Balance Sheet
(before proposed appropriation of net result)

			31 March
(Millions of US dollars)	Notes		2010		2009

Assets

Fixed Assets
Intangible fixed assets			0.9		0.9
Tangible fixed assets	4.1		710.6		700.8
Financial fixed assets
Deferred tax assets	5.7	101.9		34.6
Insurance receivable — Asbestos	4.8	185.1		149.0
Workers’ compensation — Asbestos	4.8	98.8		73.8
Deferred income taxes — Asbestos	4.8	420.0		333.2
Deposit with Australian Taxation Office	4.13	247.2		173.5
Other		4.8		0.7

			1,057.8		764.8

			1,769.3		1,466.5

Current assets
Stocks	4.2		149.1		128.9
Receivables	4.3	155.0		111.4
Insurance receivable — Asbestos	4.8	16.7		12.6

			171.7		124.0
Deferred income taxes — Asbestos	4.8		16.4		12.3
Workers’ compensation — Asbestos	4.8		0.1		0.6
Prepaid expenses and other current assets	4.4		25.6		20.4
Restricted cash and cash equivalents	4.5	5.3		5.3
Restricted cash and short-term investments — Asbestos	4.8	57.8		98.3
Cash and cash equivalents	4.6	19.2		42.4

			82.3		146.0

			445.2		432.2

			$2,214.5		$1,898.7

James Hardie Industries SE
Consolidated Balance Sheet
(before proposed appropriation of net result)

			31 March
(Millions of US dollars)	Notes		2010		2009

Shareholders’ Equity and Liabilities

Group equity
Shareholders’ equity	4.17		(82.2)		(108.7)

Provisions
Product warranties	4.7	24.9		24.9
Deferred tax liabilities	5.7	113.5		100.8
Asbestos liability	4.8	1,512.5		1,206.3
Workers’ compensation — Asbestos	4.8	98.9		74.4

			1,749.8		1,406.4

Long-term liabilities
Long-term debt	4.9	59.0		230.7
Other liabilities	4.10	80.6		63.3

			139.6		294.0

Current liabilities
Accounts payable and accrued liabilities	4.11	100.9		89.1
Short-term debt	4.9	95.0		93.3
Accrued payroll and employee benefits	4.12	42.1		35.5
Income taxes payable	5.7	34.9		1.4
Asbestos liability	4.8	106.7		78.2
Other liabilities		27.7		9.5

			407.3		307.0

			$2,214.5		$1,898.7

James Hardie Industries SE
Consolidated Profit and Loss account

			Years ended 31 March
(Millions of US dollars,
except per share data)	Notes		2010		2009

Net turnover	6.1		1,124.6		1,202.6

Cost of sales	5.1		(708.5)		(813.8)

Gross operating result			416.1		388.8

Selling expenses		(80.7)		(72.7)

General and Administrative expenses	5.2	(132.2)		(159.9)

Asbestos adjustments	4.8	(224.2)		17.4

Costs			(437.1)		(215.2)

Net sales margin			(21.0)		173.6

Other non-operating income (expense)	5.6		6.3		(14.8)
Financial income and (expenses)	5.5		(4.0)		(3.0)

Results on activities before taxation			(18.7)		155.8

Income taxes	5.7		(38.4)		(19.5)

Net result after taxation, (loss) profit			$(57.1)		$136.3

Pension and post-retirement benefit adjustment		(0.2)		0.7

Unrealised gain on investments		1.2		4.4

Foreign currency translation gain (loss)		63.9		(19.8)

Net income recognised directly in group equity			64.9		(14.7)

Total recognised income for the period			$7.8		$121.6

Net (loss) income per share — basic			(0.13)		0.32

Net (loss) income per share — diluted			(0.13)		0.31

Weighted average common shares outstanding (Millions):
Basic			433.1		432.3
Diluted			433.1		434.5

James Hardie Industries SE
Consolidated Cash Flow statement

	Years Ended 31 March
(Millions of US dollars)	2010	2009

Cash Flows From Operating Activities
Net income (loss)	$(57.1)	$136.3
Adjustments to reconcile net income (loss) to net cash provided by (used in) by business operations:
Depreciation	61.7	56.4
Deferred income taxes	(8.6)	(58.2)
Prepaid pension cost	0.1	0.7
Stock-based compensation	7.7	7.2
Asbestos adjustments	224.2	(17.4)
Tax expense	38.4	19.5
Interest expense	9.0	14.1
Tax benefit from stock options exercised	(0.9)	—
Impairment on investments	—	14.8
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	14.9	69.0
Restricted short term investments	54.4	—
Payment to the AICF	—	(110.0)
Accounts and notes receivable	(30.1)	6.6
Inventories	(12.2)	40.3
Prepaid expenses and other current assets	(48.1)	5.7
Insurance receivable — Asbestos	14.4	16.5
Accounts payable and accrued liabilities	33.8	(17.7)
Asbestos liability	(91.0)	(91.1)
Deposit with ATO	(29.3)	(9.9)
ATO settlement payment	—	(101.6)
Other accrued liabilities and other liabilities	57.7	4.6

Net cash (used in) provided by business operations	239.0	(14.2)
Cash (paid) received during the year for interest, net	(7.4)	(7.8)
Cash (paid) received during the year for income taxes, net	(48.5)	(23.2)

Net cash (used in) provided by operating activities	183.1	(45.2)
Cash Flows From Investing Activities
Purchases of property, plant and equipment	(50.5)	(26.1)

Net cash used in investing activities	(50.5)	(26.1)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	(93.3)	3.3
Proceeds from long-term borrowings	(76.7)	56.2
Proceeds from issuance of shares	10.1	0.1
Tax benefit from stock options exercised	0.9	—
Dividends paid	—	(34.6)

Net cash provided by (used in) financing activities	(159.0)	25.0

Effects of exchange rate changes on cash	3.2	53.3

Net increase in cash and cash equivalents	(23.2)	7.0
Cash and cash equivalents at beginning of period	42.4	35.4

Cash and cash equivalents at end of period	$19.2	$42.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	$13.1	$8.9
Short-term deposits	6.1	33.5

Cash and cash equivalents at end of period	$19.2	$42.4

James Hardie Industries SE
Notes to the Consolidated Financial Statements
1 General
1.1 Activities
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.
As of March 31, 2010, the Company had its legal seat at Strawinskylaan 3077, 1077 ZX Amsterdam, Netherlands. On June 17, 2010, the Company completed it’s re-domicile to Ireland and as of this date, its corporate domicile is located in Ireland. The address of the Company’s registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
1.2 Group structure
On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.
On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.
Following the 2001 Reorganisation, JHI NV controlled the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.
In August 2009, JHI NV shareholders approved Stage 1 of the Re-domicile to move our corporate domicile from The Netherlands to Ireland. Following this vote, in February 2010, the Company transformed from a N.V. to a SE corporation registered in The Netherlands. The legal name of the Company was changed to James Hardie Industries SE. JHI SE controls the same assets and liabilities as JHI NV controlled immediately prior to the transformation. On June 2, 2010, our shareholders approved Stage 2 of the Re-domicile. Following this vote, on June 17, 2010, we moved our corporate domicile to Ireland and are now subject to Irish law in addition to the SE Regulations, European Union Council Regulations and relevant European Union Directives.
Previously deconsolidated entities have been consolidated beginning 31 March 2007 as part of the process of accounting for certain asbestos liabilities. Upon shareholder approval of the Amended and Restated Final Funding Agreement on 7 February 2007 (the “Amended FFA”), the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI SE. See Note 4.8 for additional information.
As of June 17, 2010, our corporate domicile is located in Ireland. The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. The telephone number there is +353 1411 6924. JHI SE is listed on the Australian Securities Exchange and the New York Stock Exchange.
1.3 Effect of changes in accounting policies
Directive 275 (amended 2009) Share Based Payments is effective for accounting years beginning after January 1, 2010, and is authoritative guidance pertaining to the processing, measurement, and presentation and disclosure of share-based payments. The Company adopted this guideline in prior year and thus the impact of this guidance has already been reflected in the financial statements and notes to the financial statements as of prior year.
As noted above, the Company’s domicile has been changed to Ireland effective 17 June, 2010. Thus any forthcoming changes in Dutch generally accepted accounting policies will not have an impact on the Company’s financial statements.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
1.4 Consolidation
The consolidation includes the financial information of JHI SE, its group companies and other legal entities in which it exercises decisive control or whose central management it conducts. Group companies are legal entities in which JHI SE exercises direct or indirect decisive control thanks to its possession of the majority of the voting rights, or whose financial and operating activities it can otherwise control. Potential voting rights that can directly be exercised on the balance sheet date are also taken into account. Group companies and other legal entities in which JHI SE exercises decisive control or whose central management it conducts are consolidated in full.
Intercompany transactions, profits and balances among group companies and other consolidated legal entities are eliminated. Unrealised losses on intercompany transactions are eliminated as well, unless such a loss qualifies as impairment. The accounting policies of group companies and other consolidated legal entities were changed where necessary, in order to align them to the prevailing group accounting policies.
The table below sets forth our significant subsidiaries, all of which were 100% owned by JHI SE, either directly or indirectly, as of 31 March 2010.

Jurisdiction of
Name of Company	Establishment
James Hardie 117 Pty Ltd	Sydney, Australia
James Hardie Aust Holdings Pty Ltd.	Sydney, Australia
James Hardie Austgroup Pty Ltd.	Sydney, Australia
James Hardie Australia Management Pty Ltd.	Sydney, Australia
James Hardie Australia Pty Ltd.	Sydney, Australia
James Hardie Australia Finance Pty Ltd	Sydney, Australia
James Hardie Building Products Inc.	Nevada, United States
James Hardie Europe B.V.	Amsterdam, Netherlands
James Hardie International Finance B.V.	Amsterdam, Netherlands
James Hardie International Finance Holdings Sub I B.V.	Amsterdam, Netherlands
James Hardie International Finance Holdings Sub II B.V.	Amsterdam, Netherlands
James Hardie International Holdings B.V.	Amsterdam, Netherlands
James Hardie Holdings Limited	Dublin, Ireland
James Hardie International Finance Limited	Dublin, Ireland
James Hardie International Holdings SE.	Dublin, Ireland
James Hardie N.V.	Amsterdam, Netherlands
James Hardie New Zealand Limited	Auckland, New Zealand
James Hardie Philippines Inc	Manila, Philippines
James Hardie Research (Holdings) Pty Ltd	Sydney, Australia
James Hardie Research Pty Ltd	Sydney, Australia
James Hardie Technology Limited	Dublin, Ireland
James Hardie U.S. Investments Sierra Inc.	United States
N.V. Technology Holdings A Limited Partnership	Sydney, Australia
RCI Pty Ltd	Sydney, Australia
1.5 Notes to the cash flow statement
The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdraft forming part of the current liabilities. Cash flows in foreign currencies have been translated at average exchange rates.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Exchange differences affecting cash items are shown separately in the cash flow statement. Receipts and payments in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities. Dividends paid have been included in the cash flow from financing activities.
Investments in group companies are recognised at acquisition cost less cash and cash equivalents available in the company acquired at the time of acquisition.
Any payment by the Company to the AICF will represent an operating cash outflow as it will relate to the use of unrestricted cash. For the purposes of the consolidated statement of cash flows, restricted cash will not be included within cash and cash equivalents in the statement of cash flows. Similarly a change in the restricted cash will not be shown as a cash flow. For example, any payments by the AICF Group to asbestos claimants will be shown as a reduction in restricted cash in the balance sheet but not as a cash payment in the statement of cash flows as the payment will be from restricted cash.
1.6 Related parties
All group companies mentioned in note 1.4 are considered to be related parties. Transactions between group companies are eliminated upon consolidation. The parent company JHI SE also qualifies as a related party. Directors and officer’s of group companies are also considered related parties.
1.7 Acquisition and divestment of group companies
The results and the identifiable assets and liabilities of the acquired company are consolidated as from the date of acquisition, being the moment that a decisive controlling interest may be exercised in the acquired company.
2 Principles of valuation of assets and liabilities
2.1 General
The consolidated financial statements have been prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code and the firm pronouncements in the Dutch Accounting Standards as issued by the Dutch Accounting Standards Board.
In general, assets and liabilities are stated at the amounts at which they were acquired or incurred, respectively, or at fair value. If not specifically stated otherwise they are recognised at the cost at which they were acquired or incurred. The balance sheet, profit and loss account and cash flow statement include reference to the notes.
All intercompany transactions and balances are eliminated on consolidation.
As permitted, by section 402, Book 2 of the Netherlands Civil Code, a condensed profit and loss account is presented in the Company Financial Statements.
2.2 Comparison with prior year
The principles of valuation and determination of result remained unchanged compared to the prior year.
2.3 Foreign currencies
The functional currency of the Company is the US dollar (due to the majority of its cash flows, assets and liabilities being denominated in US dollars and that the functional currency of its key subsidiaries is the US dollar). Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.
Non-monetary balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the historic rate of exchange. Monetary balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the rate of exchange prevailing on balance sheet date. The resulting exchange rate differences are credited or charged to the profit and loss account, apart from those on long-term loans, which relate to the financing of a foreign investment. These exchange differences are directly added to or charged against cumulative translation reserve, and recorded as a component of the investments in subsidiaries.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Transactions in foreign currency during the period have been incorporated in the consolidated financial statements at the rate of settlement.
The financial statements of group companies denominated in currencies other than the US dollars are translated at the rate of exchange prevailing at the balance sheet date; income and expenses are recognised at the average rate during the financial year. The resulting translation differences are taken to the reserve within shareholders’ equity.
2.4 Financial Instruments
Fair Value Measurement
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Derivatives
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. These contracts are not designated as hedges. The changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.
Investment in equity instruments
Following initial measurement, investments in listed equity instruments are carried at fair value. Gains and losses arising from changes in the fair value are taken through shareholders’equity.
2.5 Use of estimates in financial statements
The preparation of financial statements in conformity with generally accepted accounting principles in the Netherlands requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results can differ from those estimates.
2.6 Intangible fixed assets
Intangible fixed assets are carried at historical cost less amortisation. Any impairment as at the balance sheet date is taken into account; an impairment exists if the carrying amount of the asset (or the cash-generating unit to which it belongs) exceeds its recoverable amount. The recoverable amount is the higher of the asset’s net realizable value or the sales value (net of direct sales costs).
2.7 Tangible fixed assets
Land and buildings are valued at acquisition cost plus additional directly attributable expenses less straight-line depreciation over the estimated useful economic life, taking into account their residual value. Land is not depreciated.
Other fixed assets are valued at acquisition or manufacturing cost plus additional directly attributable expenses less straight line depreciation over the estimated useful life, taking into account their residual value, or lower market value.
Impairments of assets as at balance sheet date are taken into account.
Capitalised interest is recorded as part of the asset to which it relates and is amortised using the straight-line method over the asset’s estimated useful life.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Depreciation of tangible fixed assets is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software and software development	3 to 7
Office furniture and equipment	3 to 10
The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated profit and loss account.
2.8 Financial fixed assets
Financial fixed assets include deferred tax, asbestos-related insurance receivables and the deposit with the ATO. The deferred tax asset is recorded at nominal value. The other receivables are initially recognised at fair value. After initial recognition, these loans and receivables are carried at amortised cost based on the effective interest method.
2.9 Impairment of fixed assets
On the balance sheet date, the Group tests whether there are any indications of an asset which could be subject to impairment. If there are such indications, the recoverable amount of the asset concerned is estimated. If this is not possible, the recoverable amount of the cash-generating unit to which the asset belongs, is identified. An asset is subject to impairment if its book value is higher than its recoverable value. The recoverable amount is the higher of the asset’s net realizable value or the sales value (net of direct sales costs). Impairment losses are recognised in the Profit and Loss account.
2.10 Inventory
Stocks of raw materials and consumables are valued at purchase prices, using the FIFO method (first in, first out) or lower market value. Stocks of semi-finished articles and trade goods are valued at the lower of cost and market value.
Cost consists of all direct costs of acquisition or manufacturing and transportation expenses incurred. The costs of manufacturing include direct labour expenses and an uplift for indirect fixed and variable expenses relating to the manufacturing. A mark up for indirect costs, mainly in respect of production related warehousing, is also taken into account.
Market value is determined by estimating the proceeds of sales less, where applicable, all further costs to completion.
Work in progress is valued at direct material and labour expenses with an uplift for fixed and variable indirect costs relating to the manufacturing. A mark-up for indirect costs, mainly in respect of production related warehousing, is also taken into account.
2.11 Receivables
Receivables are valued at amortized cost less a provision for possibly uncollectible accounts and impairment taking into account any deferred income on inter company transactions which resulted from the receivable in question. The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
2.12 Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
2.13 Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.
2.14 Provisions and Asbestos related liabilities
Provisions are set up in respect of actual or specific risks and commitments existing at balance sheet date, of which the amount and timing is uncertain but can be estimated.
The other provisions are recognised at nominal value.
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into U.S. dollars at each reporting date. These assets and liabilities are commonly referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated profit and loss account during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.
Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.
Included in insurance receivable is $12.5 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated profit and loss account during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Liable Entities. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial

James Hardie Industries SE
Notes to the Consolidated Financial Statements
assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Liable Entities.
The portion of the KPMG Actuaries estimate that is expected to be met by the Liable Entities is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated profit and loss account during the period in which they occur.
The portion of the KPMG Actuaries estimate that is expected to be met by the workers’ compensation schemes or policies of the Liable Entities is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated profit and loss account.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF.
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are recorded at market value using the specific identification method.
AICF – Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
James Hardie 117 Pty Ltd (the Performing Subsidiary) is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in U.S. dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated profit and loss account.
2.15 Deferred tax assets and liabilities
Deferred tax assets and liabilities are included in respect of the timing differences in valuation of assets and liabilities for financial statement purposes and tax purposes. The deferred tax assets and liabilities are calculated based on tax rates prevailing at the year end or applicable future tax rates, in so far as already decreed by law. Deferred tax assets, including those resulting from loss carry-forwards, are valued if it can be reasonably assumed that these will be realised. The deferred tax assets and liabilities are included at nominal value.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
2.16 Stock-Based Compensation
At 31 March 2010, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI SE 2001 Equity Incentive Plan; the 2005 Managing Board Transition Stock Option Plan; the Long-Term Incentive Plan 2006 as amended in 2009 and the Supervisory Board Share Plan 2006. Under these plans the Company grants the following types of equity awards: stock options, restricted stock – service vesting, restricted stock – market condition, scorecard LTI – cash settled units and cash settled units. These various equity awards are accounted for as follows:
Stock Options
The Company’s stock based-compensation expense is the estimated fair value of options granted over the periods in which the stock options vest. The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
Restricted Stock – service vesting
The Company estimates the value of restricted stock issued and recognises this estimated value as compensation expense over the periods in which the restricted stock vests. The fair value of each restricted stock unit is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.
Restricted Stock – market condition
The Company estimates the value of restricted stock issued and recognises this estimated value as compensation expense over the periods in which the restricted stock vests. The fair value of each of these restricted stock units is estimated using a binomial lattice model that incorporates a Monte Carlo Method.
Scorecard LTI – Cash Settled Units
Compensation expense recognised for awards is based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date. The vesting of awards is measured on individual performance conditions based on certain performance measures.
Cash Settled Units
Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date. Cash settled units vest over the period of service.
2.17 Operational Leases
Lease contracts for which a large part of the risks and rewards incidental to ownership of the assets does not lie with the Company, are recognised as operational leases. Obligations under operational leases are recognised on a straight-line basis in the profit and loss account over the term of the contract, taking into account reimbursements received from the lessor.
2.19 Retirement Plans
The Company sponsors both defined contribution and defined benefit retirement plans for its employees. Employer contributions to the defined contribution plans are recognised as periodic pension expense in the period that the employees’ salaries or wages are earned. Contributions payable and refunds receivable are included under current liabilities and current assets respectively. After 2001, the defined benefit plan was closed to new participants and as of March 31, 2010, there are fewer than 10 participants remaining in the plan.
3 Principles of determination of result
3.1 General
The result represents the difference between the value of the goods delivered and costs for the year. The results on transactions are recognised in the year they are realised; losses are taken as soon as they are foreseeable.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
3.2 Exchange rate differences
Exchange rate differences arising upon the settlement of monetary items are recognised in the profit and loss account in the period that they arise. Exchange rate differences on long-term loans relating to the financing of foreign participations are directly taken to shareholders’ equity.
3.3 Net turnover
Net turnover represents the amounts charged/chargeable to third parties for goods delivered in the reporting year less discounts and excluding VAT. The Company recognises turnover when the risks and obligations of ownership have been transferred to the customer which generally occurs at the time of delivery to the customer.
3.4 Cost of sales
Cost of sales represents the direct and indirect expenses attributable to sales, including raw materials, consumables and other external costs, personnel costs in respect of production employee, depreciation costs relating to buildings and machinery and other operating costs that are attributable to cost of sales.
3.5 Costs
Costs are determined with due observance of the aforementioned accounting policies and allocated to the financial year to which they relate. Foreseeable and other obligations as well as potential losses arising before the financial year-end are recognised if they are known before the financial statements are prepared and provided all other conditions for forming provisions are met.
3.6 Selling expenses
Selling expenses concern the direct expenses of the sales activities. Selling expenses also include warehouse charges for finished goods and trade goods and the transport costs relating to the sales transactions.
3.7 General and administrative expenses
General and administrative expenses include the expenses of the Board of Directors and the corporate department.
3.8 Interest income and expense
Interest income and expense is recognised by taking account of the effective interest rate of the assets and liabilities concerned. When recognising the interest charges, the transaction cost on the loans received is taken into account by using the effective interest method.
3.9 Taxation
Tax on result is calculated by applying the current rate to the result for the financial year in the profit and loss account, taking into account tax losses carry-forward and tax exempt profit elements and after inclusion of non-deductible costs.
3.10 Earnings per share
The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

James Hardie Industries SE
Notes to the Consolidated Financial Statements

	Years ended 31 March
(Millions except per share amounts)	2010	2009

Basic common shares outstanding	433.1	432.3
Dilutive effect of stock options	—	2.2

Diluted common shares outstanding	433.1	434.5

Net (loss) income per share — basic	$(0.13)	$0.32
Net (loss) income per share — diluted	$(0.13)	$0.31
Potential common shares of 13.7 million and 19.0 million for the years ended 31 March 2010 and 2009, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
4 Notes to the consolidated balance sheet
4.1 Tangible fixed assets

			Machinery	Assets
			and	under
(Millions of US dollars)	Land	Buildings	Equipment	construction	Total

1 April 2009
At cost	$18.0	$212.3	$867.9	$51.6	$1,149.8
Accumulated depreciation	—	(61.4)	(387.6)	—	(449.0)

Book value	18.0	150.9	480.3	51.6	700.8

Movements 2010
Additions	0.1	3.6	30.0	16.8	50.5
Transfer from assets under construction	—	—	20.7	(20.7)	—
Exchange differences	—	—	21.0	—	21.0
Depreciation	—	(9.7)	(52.0)	—	(61.7)

	0.1	(6.1)	19.7	(3.9)	9.8

31 March 2009

At cost	18.1	215.9	939.6	47.7	1,221.3
Accumulated depreciation	—	(71.1)	(439.6)	—	(510.7)

Book value	$18.1	$144.8	$500.0	$47.7	$710.6

Average depreciation rate	0.0%	4.5%	5.5%	0.0%	5.1%

Assets under construction consists of plant expansions and upgrades.
Depreciation expense for continuing operations was US$61.7 million and US$56.4 million for the years ended 31 March 2010 and 2009, respectively.
Included in tangible fixed assets are restricted assets of the AICF with a net book value of US$2.3 million and US$0.8 million as of 31 March 2010 and 2009, respectively.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
4.2 Stocks

	31 March
(Millions of US dollars)	2010	2009

Raw materials and consumables	$52.0	$48.9
Work in progress	4.8	4.7
Finished goods	92.3	75.3

	$149.1	$128.9

The stock valuation includes value adjustments to net realizable value of US$7.5 million (2009: US$7.2 million).
4.3 Receivables

	31 March
(Millions of US dollars)	2010	2009

Trade debtors	$122.8	$96.6
Taxation — VAT	3.9	4.4
Other receivables	30.6	11.8
Allowances for doubtful accounts	(2.3)	(1.4)

	$155.0	$111.4

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2010	2009

Balance at 1 April	$1.4	$2.0
Charged to expense	0.9	0.4
Costs and deductions	—	(1.0)

Balance at 31 March	$2.3	$1.4

4.4 Prepaid expenses and other current assets

	31 March
(Millions of US dollars)	2010	2009

Prepaid operating expenses	$9.0	$8.0
Prepaid other	0.9	0.4
Prepaid or refundable income tax	15.7	12.0

	$25.6	$20.4

4.5 Restricted Cash
Included in restricted cash is US$5.3 million related to an insurance policy as of 31 March 2010 and 31 March 2009.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
4.6 Cash and cash equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.
Cash and cash equivalents consist of the following components:

(Millions of US dollars)	2010	2009

Cash at bank and on hand	$13.1	$8.9
Short-term deposits	6.1	33.5

Total cash and cash equivalents	$19.2	$42.4

Short-term deposits are placed at floating interest rates varying between 0.21% to 1.00% and 0.18% to 5.00% as of 31 March 2010 and 2009, respectively.
4.7 Provision for product warranties
Movements in product warranty provisions are specified as follows:

(Millions of US dollars)	2010	2009

Balance at beginning of period	$24.9	$17.7
Accruals for product warranties	8.1	14.6
Settlements in cash or in kind	(8.4)	(7.1)
Foreign currency translation adjustments	0.3	(0.3)

Balance at end of period	$24.9	$24.9

Of the US$24.9 million provision, US$18.2 million has a remaining lifetime over one year.
The Company offers various warranties on its products. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.
Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$1.2 million and US$1.9 million as of 31 March 2010 and 2009, respectively.
4.8 Provisions for Asbestos liabilities
The AFFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilized by the Company to account for the AFFA are described in Note 2, Principles of valuation of assets and liabilities.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Asbestos Adjustments
The asbestos adjustments included in the consolidated profit and loss account comprise the following:

	Years ended 31 March
(Millions of US dollars)	2010	2009

Change in estimates:
Change in actuarial estimate — asbestos liability	$(3.8)	$(180.9)
Change in actuarial estimate — insurance receivable	1.9	19.8
Change in estimate — AICF claims-handling costs	(1.4)	(1.2)

Subtotal — change in estimates	(3.3)	(162.3)
(Loss) gain on foreign currency exchange	(220.9)	179.7

Total Asbestos Adjustments	$(224.2)	$17.4

Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the “Net Amended FFA Liability”.

	31 March
(Millions of US dollars)	2010	2009

Asbestos liability – current	$(106.7)	$(78.2)
Asbestos liability – non-current	(1,512.5)	(1,206.3)

Asbestos liability — Total	(1,619.2)	(1,284.5)

Insurance receivable – current	16.7	12.6
Insurance receivable – non-current	185.1	149.0

Insurance receivable – Total	201.8	161.6

Workers’ compensation asset – current	0.1	0.6
Workers’ compensation asset – non-current	98.8	73.8
Workers’ compensation liability – current	(0.1)	(0.6)
Workers’ compensation liability – non-current	(98.8)	(73.8)

Workers’ compensation – Total	—	—

Deferred income taxes – current	16.4	12.3
Deferred income taxes – non-current	420.0	333.2

Deferred income taxes – Total	436.4	345.5

Income tax payable	16.5	22.8
Other net liabilities	(1.7)	(2.0)

Net Amended FFA liability	(966.2)	(756.6)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	57.8	98.3

Unfunded Net Amended FFA liability	$(908.4)	$(658.3)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for

James Hardie Industries SE
Notes to the Consolidated Financial Statements
the future claims-handling costs of the AICF. The Company will receive an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2010.
The changes in the asbestos liability for the year ended 31 March 2010 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Asbestos liability – 31 March 2009	A$	(1,869.2)	1.4552	$(1,284.5)

Asbestos claims paid[1]		103.2	1.1749	87.8
AICF claims-handling costs incurred[1]		3.6	1.1749	3.1
Change in actuarial estimate[2]		(4.1)	1.0919	(3.8)
Change in estimate of AICF claims-handling costs[2]		(1.5)	1.0919	(1.4)
Loss on foreign currency exchange				(420.4)

Asbestos liability – 31 March 2010	A$	(1,768.0)	1.0919	$(1,619.2)

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2010 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.
Insurance Receivable – Asbestos
The changes in the insurance receivable for the year ended 31 March 2010 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Insurance receivable – 31 March 2009	A$	235.2	1.4552	$161.6

Insurance recoveries[1]		(16.9)	1.1749	(14.4)
Change in actuarial estimate[2]		2.0	1.0919	1.8
Gain on foreign currency exchange				52.8

Insurance receivable – 31 March 2010	A$	220.3	1.0919	$201.8

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2010 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.
Deferred Income Taxes – Asbestos
The changes in the deferred income taxes — asbestos for the year ended 31 March 2010 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Deferred tax assets – 31 March 2009	A$	502.7	1.4552	$345.5

Amounts offset against income tax payable[1]		(17.9)	1.1749	(15.3)
Impact of other asbestos adjustments[1]		(8.3)	1.1749	(7.0)
Gain on foreign currency exchange				113.2

Deferred tax assets – 31 March 2010	A$	476.5	1.0919	$436.4

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
The current deferred tax asset totals US$16.4 million and the long-term deferred tax asset totals US$420.0 million.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Income Tax Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2010 and 2009, this amount was US$15.3 million and US$8.8 million, respectively. During the year ended 31 March 2010, there was a US$6.6 million favourable effect of foreign exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.6 million and US$2.2 million at 31 March 2010 and 2009, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.
These other assets and liabilities of the AICF were a net asset of US$0.9 million and US$0.2 million at 31 March 2010 and 2009, respectively. During the year ended 31 March 2010, there was a US$0.6 million unfavourable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended 31 March 2010, the AICF sold US$61.1 million (A$71.8 million) of its short-term investments. The sale of investments for the year ended 31 March 2010 resulted in the Company recording a realised gain of US$6.7 million (A$7.9 million) in the line item Other Income.
At 31 March 2010, the Company revalue the AICF’s remaining short-term investments resulting in a positive mark-to-market fair value adjustment of US$1.2 million (A$1.4 million). This appreciation in the value of the investments was recorded as an unrealised gain in Shareholders’ Equity.
The changes in the restricted cash and short-term investments of the AICF for the year ended 31 March 2010 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Restricted cash and cash equivalents and restricted short-term investments — 31 March 2009	A$	143.1	1.4552	$98.3

Asbestos claims paid[1]		(103.2)	1.1749	(87.8)
AICF operating costs paid — claims-handling[1]		(3.6)	1.1749	(3.1)
AICF operating costs paid — non claims-handling[1]		(2.5)	1.1749	(2.1)
Insurance recoveries[1]		16.9	1.1749	14.4
Interest and investment income[1]		3.9	1.1749	3.3
Unrealised gain on investments[1]		1.4	1.1749	1.2
Gain on investments[1]		7.9	1.1749	6.7
Other[1]		(0.8)	1.1749	(0.7)
Gain on foreign currency exchange				27.6

Restricted cash and cash equivalents and restricted short-term investments — 31 March 2010	A$	63.1	1.0919	$57.8

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2010 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

[3]	The weighted average exchange rate of the actual exchange rates received at time of payment is used to convert the Australian dollar amount to US dollars.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2010. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements.. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.5 billion (US$1.4 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$2.9 billion (US$2.7 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2010 and to adjust for payments made to claimants during the year then ended.
In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2010, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$2.9 billion (US$2.7 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$434.9 million (US$398.3 million) after making a general credit risk allowance for insurance carriers for A$61.5 million (US$56.3 million) and an allowance for A$77.7 million (US$71.2 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion (US$0.9 billion) to A$2.4 billion (US$2.2 billion). The undiscounted, but inflated, estimates could be in a range of A$1.8 billion (US$1.6 billion) to A$5.1 billion (US$4.7 billion), as of 31 March 2010. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

James Hardie Industries SE
Notes to the Consolidated Financial Statements

	For the Years Ended 31 March
	2010		2009		2008		2007		2006[1]

Number of open claims at beginning of period		534		523		490		564		712
Number of new claims		535		607		552		463		346
Number of closed claims		540		596		519		537		502
Number of open claims at end of period		529		534		523		490		556
Average settlement amount per settled claim	A$	190,627	A$	190,638	A$	147,349	A$	166,164	A$	151,883
Average settlement amount per case closed	A$	171,917	A$	168,248	A$	126,340	A$	128,723	A$	122,535

Average settlement amount per settled claim	US$	162,250	US$	151,300	US$	128,096	US$	127,163	US$	114,318
Average settlement amount per case closed	US$	146,325	US$	133,530	US$	109,832	US$	98,510	US$	92,229

1  Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company’s financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
4.9 Liabilities

	31 March
(Millions of US dollars)	2010	2009

Short-term debt	$—	$93.3
Current portion of long-term debt	95.0	—
Long-term debt	59.0	230.7

Total debt	$154.0	$324.0

The weighted average interest rate on the Company’s total debt was 0.92% and 1.48% at 31 March 2010 and 2009, respectively.
At 31 March 2010, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.86%	$161.7	$95.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.01%	90.0	59.0

Total		$426.7	$154.0

James Hardie Industries SE
Notes to the Consolidated Financial Statements
For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. At 31 March 2010, there was US$154.0 million drawn under the combined facilities and US$272.7 million was unutilised and available.
In December 2009, the Company refinanced US$130.0 million in facilities, which previously had maturity dates on or prior to June 2010. The maturity date of these new facilities is in December 2012. At 31 March 2010, the Company held US$161.7 million of term facilities that will mature in June 2010. The weighted average term of all debt facilities is 2.6 years at 31 March 2010.
At 31 March 2010, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended FFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.
The Company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unutilised committed facilities and anticipated future net operating cash flows.
Currency
All loans are contracted in US$.
Indemnities granted
None of the assets are pledged as security for the redemption of amounts payable to credit institutions.
4.10 Other long term liabilities
Other liabilities consist of the following components:

	31 March
(Millions of US dollars)	2010	2009

Employee entitlements	$5.9	$6.0
Product liability	—	0.4
Uncertain tax positions	8.8	13.7
Other	65.9	43.2

Total non-current other liabilities	$80.6	$63.3

All of the other long term liabilities have a maturity greater than 1 year and less than 5 years.
4.11 Accounts payable and accrued liabilities

	31 March
(Millions of US dollars)	2010	2009

Accrued trade payables	$71.0	$43.8
Other payables for trading activities	24.4	37.2
Other payables	5.5	8.1

Total accrued payables	$100.9	$89.1

James Hardie Industries SE
Notes to the Consolidated Financial Statements
4.12 Accrued payroll and employee benefits

	31 March
(Millions of US dollars)	2010	2009

Accrued wages and salaries	$10.7	$7.7
Accrued employee benefits	10.9	8.6
Accrued other	20.5	19.2

Total accrued payroll and employee benefits — current	$42.1	$35.5

4.13 ATO — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the ATO with respect to RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (“GIC”) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.
During fiscal year 2007, RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.
On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009. Judgment was reserved and a decision is awaited.
The Company believes that it is more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company has not recorded any liability at 31 March 2010 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up through 31 March 2010 and related accrued interest receivable as a deposit, and it is the Company’s intention to treat any payments to be made at a later date as a deposit. At 31 March 2010 and 2009, this deposit totalled US$247.2 (A$269.9 million) and US$173.5 million (A$252.5 million), respectively.
Included in other non-current liabilities are taxes payable on accrued interest of US$43.0 and US$27.3 at 31 March 2010 and 2009, respectively.
4.14 ATO Settlement
As announced on 12 December 2008, the Company and the ATO reached an agreement that finalised tax audits being conducted by the ATO on the Company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended 31 March 2007.
The agreed settlement, made without concessions or admissions of liability by either the Company or the ATO, required the Company to pay an amount of US$101.6 million (A$153.0 million) in December 2008.
4.15 Dutch Exit Tax
In connection with implementing Stage 1 of the Company’s proposal to re-domicile its corporate seat from The Netherlands to the Republic of Ireland, the Company incurred a tax liability that arose from: (i) a capital gain on the transfer of its intellectual property from The Netherlands to a newly-formed James Hardie entity located in Bermuda and tax resident in the Republic of Ireland and (ii) the exit from the Dutch Financial Risk Reserve regime.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
The Dutch Tax Authority (the “DTA”) reviewed the Company’s assessed fair value of the intellectual property as performed by a third party valuation firm. Based on the DTA’s review, the Company incurred a capital gain and Dutch exit tax liability of US$40.8 million. The charge has been recorded in the current year. Further, a deferred tax asset in the amount of US$77.5m is recognized in the balance sheet which relates to the temporary timing difference on the amortization of IP assets. It is more likely than not that there will be sufficient taxable profits in the future from which the IP amortization can be deducted.
4.16 Contingent liabilities
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Supreme Court of New South Wales (the “Court”) against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.
The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the other former directors and officers of the Company.
The proceedings commenced on 29 September 2008 before his Honour Justice Gzell. On 23 April 2009, Justice Gzell issued judgment against the Company and the ten former officers and directors of the Company. All defendants other than two lodged appeals against Justice Gzell’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010. A final judgment has not been rendered.
Depending upon the outcome of the appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and as to the costs of the appeal and the first instance proceedings that the Company may become liable for either in respect of its own appeal or the appeals of other defendants-appellants under indemnities. As with the first instance proceedings, the Company has agreed to pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties. The Company notes that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.
It is the Company’s policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.
As a result of the above uncertainties, it is not presently possible for the Company to estimate the amount or range of amounts, including costs that it might become liable to pay as a consequence of the appeal proceedings. Accordingly, as of 31 March 2010, the Company has not recorded any related loss reserves.
Chile Litigation
On 24 April 2009, a trial court in Santiago, Chile awarded the then equivalent of US$13.4 million in damages against the former James Hardie Chilean entity now known as Compañía Industrial El Volcán S.A. (“El Volcan”) in civil litigation brought by Industria Cementa Limitada (“Cementa”) in 2007.
Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Quimel also joined the proceedings.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the Company had agreed to indemnify the buyer, El Volcan, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Electrónica Quimel S.A. (“Quimel”) also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. On 23 June 2009, the Chilean trial court dismissed the claim filed by Quimel against FC Volcan.
On 30 December 2009, the Company entered into a settlement agreement with El Volcan resolving all outstanding issues between the parties relating to the sale of the former James Hardie Chilean entity to El Volcan in July 2005. Under the settlement agreement, James Hardie will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Cementa or Quimel. El Volcan will now be responsible for its own defence of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify James Hardie against any future claims by third parties related to the management or business of the former James Hardie Chilean entity, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts owed by the Company under the terms of the settlement were paid in full on 31 December 2009. As a result, the amount of the Company’s provision in excess of the settlement amount was reversed, resulting in a gain of US$7.6 million included in the consolidated statements of operations for the year ended 31 March 2010.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters is not expected to have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, ASIC proceedings, the Chile litigation and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases.
The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2010:

Years ending 31 March (Millions of US dollars):

2011	$17.4
2012	16.4
2013	15.1
2014	14.1
2015	13.9
Thereafter	37.5

Total	$114.4

The following were the future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2009:

Years ending 31 March (Millions of US dollars):

2010	$14.0
2011	12.2
2012	11.0
2013	10.4
2014	10.3
Thereafter	38.9

Total	$96.8

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Rental expense amounted to US$13.2 million and US$14.5 million for the years ended 31 March 2010 and 2009, respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$0.7 million at 31 March 2010.
4.17 Group equity

			Share
	Issued	Share	based
	and paid	premium	payment	Accumulated	Current	Cumulative	Other
(Millions of US dollars)	in capital	account	reserve	deficit	year results	translation	reserves	Total

Balances as of 1 April 2009	$219.2	$22.7	$—	$(352.8)	$—	$2.2	$—	$(108.7)

Other Income:
Net loss	—	—	—	—	(57.1)	—	—	(57.1)
Pension and post-retirement benefit adjustments	—	—	—	—	—	—	(0.2)	(0.2)
Unrealised gain on investments	—	—	—	—	—	—	1.2	1.2
Foreign currency translation gain	—	—	—	—	—	58.9	5.0	63.9

Total income	—	—	—	—	—	—	—	7.8

Stock compensation	—	—	7.7	—	—	—	—	7.7
Tax benefit from stock options exercised	—	—	0.9	—	—	—	—	0.9
Stock options exercised	1.9	—	8.2	—	—	—	—	10.1

Balances as of 31 March 2010	$221.1	$22.7	$16.8	$(352.8)	$(57.1)	$61.1	$6.0	$(82.2)

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other income in group equity.
5. Notes to the consolidated profit and loss account
5.1 Cost of sales
Cost of sales consists of the following:

	31 March
	2010	2009

Direct costs	$535.3	$571.9
Indirect costs	88.6	127.0
Freight	84.6	114.9

	$708.5	$813.8

Direct costs included the cost of raw materials, direct labour, variable overhead and plant utilities. Indirect costs comprises mostly of fixed overhead costs, and freight includes inbound and outbound freight associated with the production and sale of our products.
5.2 General and Administrative expenses
Included within total general and administration expenses are expenses associated with wages, salaries, and social security costs. These consist of the following:

	31 March
	2010	2009

Wages and salaries	$38.5	$35.3
Pension costs	8.3	4.7
Other social security costs	8.3	9.1
Stock Compensation	7.7	7.2

	$62.8	$56.3

The pension costs are determined based on the premiums payable in respect of the financial year and the proportionately calculated purchase prices to redeem the past-service liabilities incurred in the financial year and premiums.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Also included within general and administrative expenses are research and development costs which were US$27.1 million (2009: US$23.8 million).
A foreign exchange gain of US$4.3 million was incurred during the financial year (2009: US$2.8 million gain).
5.3 Stock-based compensation
At 31 March 2010, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI SE 2001 Equity Incentive Plan; the 2005 Managing Board Transition Stock Option Plan; the Long-Term Incentive Plan 2006 as amended in 2009 and the Supervisory Board Share Plan 2006.
Compensation expense arising from equity award grants as estimated using pricing models was US$7.7 million and US$7.2 million for the years ended 31 March 2010 and 2009, respectively. As of 31 March 2010, the unrecorded deferred stock-based compensation balance related to equity awards was US$8.9 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.4 years.
JHI SE 2001 Equity Incentive Plan
Under the JHI SE 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company’s shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.
On 19 October 2001 (the grant date), JHI NV granted 5,468,829 options to purchase shares of the Company’s common stock under the 2001 Equity Incentive Plan to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant. As of 31 March 2010, 115,140 options were outstanding and exercisable with an exercise price of A$3.78. The options will expire in November 2010.
Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI SE. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.
The following table summarises the additional stock option grants:

	Original	Number	Option
Share Grant	Exercise	of Options	Expiration
Date	Price (A$)	Granted	Date

December 2001	5.65	4,248,417	December 2011
December 2002	6.66	4,037,000	December 2012
December 2003	7.05	6,179,583	December 2013
December 2004	5.99	5,391,100	December 2014
February 2005	6.30	273,000	February 2015
December 2005	8.90	5,224,100	December 2015
March 2006	9.50	40,200	March 2016
November 2006	8.40	3,499,490	November 2016
March 2007	8.90	179,500	March 2017
March 2007	8.35	151,400	March 2017
December 2007	6.38	5,031,310	December 2017
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Under the 2001 Equity Incentive Plan, the Company granted 278,569 and 1,690,711 restricted shares of common stock to its employees in the years ended 31 March 2010 and 2009, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. At 31 March 2010, there were 1,416,339 restricted stock units outstanding under this plan.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of shares that may be issued and outstanding or subject to outstanding options under this plan without further shareholder approval is 1,320,000 shares. There were 1,090,000 and 1,320,000 options outstanding at 31 March 2010 and 2009, respectively, under this plan.
On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Board directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.
Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company’s Managing Board and to Executives. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP.
In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to the members of the Managing Board, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue.
In September 2008, December 2008, May 2009, September 2009 and December 2009, 1,023,865, 545,757, 1,066,595, 522,000 and 181,656 restricted stock units, respectively, were granted under the LTIP to members of the Company’s Managing Board and to senior members of management. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.
At 31 March 2010, there were 1,937,000 options and 3,320,382 restricted stock units outstanding under this plan.
Supervisory Board Share Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its Supervisory Board Share Plan with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2010, 98,106 shares had been acquired under this plan.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Stock Options
The following table summarises all of the Company’s stock options available for grant and the movement in all of the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price (A$)
Balance at 31 March 2008	15,564,294	22,190,237	7.29

Newly Authorised	4,291,230
Exercised		(25,000)	5.99
Forfeited		(3,892,309)	7.34
Forfeitures available for re-grant	3,892,309

Balance at 31 March 2009	23,747,833	18,272,928	7.28

Exercised		(2,058,275)	5.51
Forfeited		(1,770,215)	7.97
Forfeitures available for re-grant	1,540,215

Balance at 31 March 2010	25,288,048	14,444,438	7.44

The Company’s stock based-compensation expense is the estimated fair value of options granted over the periods in which the stock options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
There were no stock options granted during the years 31 March 2010 and 2009. For the year ended 31 March 2008, the Company granted 5,031,310 stock options under the 2001 Equity Incentive Plan. For the year ended 31 March 2008, the Company granted 1,016,000 stock options under the LTIP.
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using the Black-Scholes option-pricing model during the year ended 31 March 2008:

Dividend yield	5.0%
Expected volatility	30.0%
Risk free interest rate	3.4%
Expected life in years	4.4
Weighted average fair value at grant date (A$)	1.13
Number of stock options	5,031,310
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using a binomial lattice model that incorporates the Monte Carlo method during the year ended 31 March 2008:

Dividend yield	5.0%
Expected volatility	32.1%
Risk free interest rate	4.2%
Weighted average fair value at grant date (A$)	3.14
Number of stock options	1,016,000
The total intrinsic value of stock options exercised was A$4.7 million, nil and A$1.2 million for the years ended 31 March 2010, 2009 and 2008, respectively.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
The weighted average grant-date fair value of stock options granted was A$1.47 per share during the year ended 31 March 2008.
Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$0.9 million, nil and nil for the years ended 31 March 2010, 2009 and 2008, respectively.
The following table summarises outstanding and exercisable options as of 31 March 2010:

	Options Outstanding				Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average	Aggregate		Average	Aggregate
Exercise		Remaining	Exercise	Intrinsic		Exercise	Intrinsic
Price (A$)	Number	Life (in Years)	Price (A$)	Value	Number	Price (A$)	Value (A$)
3.09	115,140	0.6	3.09	480,134	115,140	3.09	480,134
5.06	254,309	1.7	5.06	559,480	254,309	5.06	559,836
5.99	1,523,250	4.7	5.99	1,934,528	1,523,250	5.99	1,934,528
6.30	93,000	4.9	6.30	89,280	93,000	6.30	89,280
6.38	2,638,729	7.7	6.38	2,322,082	1,103,462	6.38	971,047
6.45	796,500	2.7	6.45	645,165	796,500	6.45	645,165
7.05	1,758,250	3.7	7.05	369,233	1,758,250	7.05	369,233
7.83	1,016,000	7.4	7.83	—	—	0.00	—
8.35	151,400	7.0	8.35	—	151,400	8.35	—
8.40	2,646,560	6.6	8.40	—	2,470,160	8.40	—
8.53	1,090,000	5.7	8.53	—	—	0.00	—
8.90	2,321,100	5.7	8.90	—	2,321,100	8.90	—
9.50	40,200	5.9	9.50	—	40,200	9.50	—

Total	14,444,438	6.6	7.44	6,399,902	10,626,771	6.83	5,049,223

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$7.26 as of 31 March 2010, which would have been received by the option holders had those option holders exercised their options as of that date.
Restricted Stock
The Company estimates the value of restricted stock issued and recognises this estimated value as compensation expense over the periods in which the restricted stock vests.
The following table summarises all of the Company’s restricted stock activity during the noted period:

		Weighted
		Average Fair
		Value at Grant
	Shares	Date (A$)
Nonvested at 31 March 2008	—	—

Granted	3,260,333	3.98
Vested	(24,052)	3.85
Forfeited	(245,220)	4.40

Non-vested at 31 March 2009	2,991,061	3.95

Granted	2,048,820	5.38
Vested	(208,884)	3.85
Forfeited	(94,276)	4.32

Non-vested at 31 March 2010	4,736,721	4.57

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Restricted Stock — service vesting
The Company granted restricted stock units with a service vesting condition to employees as follows:

		Restricted
		Stock Units
Grant Date	Equity Award Plan	Granted
17 June 2008	2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	2001 Equity Incentive Plan	992,271
29 May 2009	Long-Term Incentive Plan	1,066,595
7 December 2009	2001 Equity Incentive Plan	278,569

		3,237,199

The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.
The following table includes the assumptions used for restricted stock grants (service vesting) valued during the years ended 31 March 2010 and 2009:

	2010		2009
	07 Dec 2009	29 May 2009	17 Dec 2008	15 Sep 2008	17 Jun 2008

Dividend yield (per annum)[1]	$0.00	$0.00	$0.10	$0.20	$0.20
Risk free interest rate[1]	n/a	n/a	1.3%	1.8%	2.9%
Expected life in years	3.0	2.0	3.0	2.0	2.0
JHX stock price at grant date (A$)	8.30	4.31	3.85	4.98	4.93
Number of restricted stock units	278,569	1,066,595	992,271	201,324	698,440

[1]	The risk free rate for the grants in fiscal year 2010 are not applicable as the assumed dividend yield is nil.
Restricted Stock — market condition
Under the terms of the LTIP, the Company granted 703,656 and 1,368,298 restricted stock units (market condition) to members of the Company’s Managing Board and senior managers during the years ended 31 March 2010 and 2009, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LITP rules.
The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended 31 March:

	2010		2009
	11 Dec 2009	15 Sep 2009	17 Dec 2008	15 Sep 2008

Expected volatility	49.9%	42.1%	37.6%	34.9%
Risk free interest rate	2.1%	2.5%	1.3%	2.6%
Expected life in years	3.0	3.0	3.0	3.0
JHX stock price at grant date (A$)	8.20	7.04	3.85	4.98
Number of restricted stock units	181,656	522,000	545,757	822,541

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Scorecard LTI — Cash Settled Units
Under the terms of the LTIP, the Company granted awards equivalent to 1,089,265 and nil Scorecard LTI units during the years ended 31 March 2010 and 2009, respectively, that provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.
Cash Settled Units
The Company granted 35,741 and nil cash settled units (service vesting) to employees during the years ended 31 March 2010 and 2009, respectively, under the 2001 Equity Incentive Plan. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.
The total compensation cost related to liability classified awards for the years ended 31 March 2010 and 2009 was US$1.6 million and nil, respectively.
5.4 Amortisation of intangible fixed assets and depreciation of tangible fixed assets and other changes in value
The Cost of goods sold include amortisation, depreciation and impairment of tangible and intangible fixed assets. These consist of the following components:
Depreciation expense was US$56.4 million and US$56.5 million for the years ended 31 March 2010 and 2009, respectively.
5.5 Financial income and expenses

	Year ended 31 March
(Millions of US dollars)	2010	2009

Interest income	3.7	8.2
Interest expense	(7.7)	(11.2)

	$(4.0)	$(3.0)

5.6 Other non-operating income (expense)
During the year ended 31 March 2010, the AICF sold US$61.1 million (A$71.8 million) of its short-term investments. The sale of investments for the year ended 31 March 2010 resulted in the Company recording a realised gain of US$6.7 million (A$7.9 million) in the line item Other non-operating income (expense). In addition to the gain, there were other non-operating expenses of US$0.4 million during the year ended 31 March 2010.
During the year ended 31 March 2009, the Company incurred losses of US$14.8 million due to the impairment of investments.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
5.7 Income taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) for continuing operations consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2010	2009

Income (loss) from ordinary activities before income taxes:
Domestic	$12.8	$24.6
Foreign	(31.5)	131.2

Income (loss) from ordinary activities before income taxes:	$(18.7)	$155.8

Income tax (expense) benefit:
Current:
Domestic	$0.6	$(0.1)
Foreign	(137.7)	37.4

Current income tax expense	(137.1)	37.3

Deferred:
Domestic	(0.9)	(0.1)
Foreign	99.6	(56.7)

Deferred income tax expense	98.7	(56.8)

Total income tax expense	$(38.4)	$(19.5)

The taxation on result on ordinary activities can be specified as follows:

	Years ended 31 March
	2010	2009
(Loss) profit from ordinary activities before taxation	(18.7)	155.8
Taxation expense on result on ordinary activities	(57.1)	(19.5)

Effective tax rate	205%	13%
Applicable tax rate	30%	30%
The effective tax rate differs mainly from the applicable tax rate due to the tax treatment of the foreign exchange difference arising on the asbestos liability and the asbestos liability deferred tax benefit arising from the anticipated contributions under the AFFA.
Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Income tax benefit (expense) from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2010	2009

Income tax (expense) benefit computed at statutory tax rates	$8.3	$(47.0)
US state income taxes, net of the federal benefit	(3.7)	(2.9)
Asbestos — effect of foreign exchange	(66.4)	51.2
Benefit from Dutch financial risk reserve regime	3.2	1.8
Benefit from rate difference in IP Amortisation	27.8	—
Expenses not deductible	(3.7)	(7.8)
Non-assessable items	2.0	1.6
Losses not available for carryforward	(0.6)	(4.1)
Change in reserves	(2.2)	(13.4)
Other items	(3.1)	1.1

	$(38.4)	$(19.5)

Effective tax rate	205.0%	12.5%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2010	2009
Deferred tax assets:
Asbestos liability	$436.6	$345.5
Amortisation of intellectual property	74.7	—
Other provisions and accruals	37.4	28.5
Net operating loss carryforwards	9.9	10.8
Capital loss carryforwards	30.4	22.8
Taxes on intellectual property transfer	—	3.6
Prepayments	2.8	4.2
Foreign currency movements	—	6.6
Other	0.2	2.1

Total deferred tax assets	592.0	424.1
Valuation allowance	(39.2)	(31.7)

Total deferred tax assets, net of valuation allowance	552.8	392.4

Deferred tax liabilities:
Property, plant and equipment	(115.7)	(105.7)
Accrued interest income	(12.0)	(7.5)
Foreign currency movements	(0.3)	—
Prepayments	—	—
Other	—	—

Total deferred tax liabilities	(128.0)	(113.2)

Net deferred tax assets	$424.8	$279.2

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian and European capital loss carry-forwards. The valuation allowance increased by US$7.5 million during fiscal year 2010 due to foreign currency movements.
At 31 March 2010, the Company had Australian tax loss carry-forwards of approximately US$3.0 million that will never expire.
At 31 March 2010, the Company had US$101.3 million in Australian capital loss carry-forwards which will never expire. At 31 March 2010, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
At 31 March 2010, the Company had European tax loss carry-forwards of approximately US$32.8 million that are available to offset future taxable income, of which US$22.3 million will never expire. Carry-forwards of US$10.5 million will expire in fiscal 2019. At 31 March 2010, the Company had a 100% valuation allowance against the European tax loss carry-forwards.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the Amended FFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2010. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.
At 31 March 2010, the undistributed earnings of non-Dutch subsidiaries approximated US$790.4 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
The Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including potential challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
In fiscal years 2010, 2009 and 2008, the Company recorded an income tax expense of US$2.2 million, an income tax benefit of US$3.0 million and nil, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
The Company or its subsidiaries files income tax returns in various jurisdictions including the United States, The Netherlands, Australia and the Republic of Ireland. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2007. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2005. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007.
The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes do not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed for calendar year 2008 and subsequent periods.
The Company believes that it is more likely than not that it is in compliance and should continue qualifying for treaty benefits. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2010 for the treaty benefits.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(US$ millions)	tax benefits	Penalties
Balance at 1 April 2007	$39.0	$39.7

Additions for tax positions of the current year	1.3	—
Additions for tax positions of prior year	16.0	1.8
Foreign currency translation adjustment	5.6	5.5

Balance at 31 March 2008	$61.9	$47.0

Additions for tax positions of the current year	1.7	—
Additions (deletions) for tax positions of prior year	37.3	(14.3)
Settlements paid during the current period	(72.0)	(39.6)
Foreign currency translation adjustment	(16.6)	(9.1)

Balance at 31 March 2009	$12.3	$(16.0)

Additions for tax positions of the current year	1.2	—
Additions (deletions) for tax positions of prior year	4.4	(4.1)
Other reductions for the tax positions of prior periods	(10.2)	(0.6)
Foreign currency translation adjustment	—	(6.2)

Balance at 31 March 2010	$7.7	$(26.9)

As of 31 March 2010, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$7.7 million and an expense of US$26.9 million, respectively.
The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2010 and 2009, the total amount of interest and penalties recognised in tax expense as a benefit was US$4.7 million and US$14.3 million, respectively.
The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.
A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
On 1 April 2007, the Company modified its accounting policy relating to uncertainty in income taxes. This change resulted in the reduction of the Company’s consolidated beginning retained earnings of US$78.0 million. As of that date, the Company had US$39.0 million of gross unrecognised tax benefits that, if recognised, would affect the effective tax rate. As of the adoption date, the Company’s opening accrual for interest and penalties was US$39.7 million.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
6. Supplementary information
6.1 Segment reporting
Turnover by operating segment is as follows:

	Net Turnover [1]
	Years Ended 31 March
(Millions of US dollars)	2010	2009

USA & Europe Fibre Cement	$828.1	$929.3
Asia Pacific Fibre Cement	296.5	273.3

Net Turnover	$1,124.6	$1,202.6

Turnover by geography is as follows:

	Net Turnover [1]
	Years Ended 31 March
(Millions of US dollars)	2010	2009

USA	$808.9	$912.2
Australia	214.3	193.2
New Zealand	50.6	50.0
Other Countries	50.8	47.2

Worldwide total from operations	$1,124.6	$1,202.6

1	Inter-segmental sales are not significant.
6.2 Employees
As of 31 March 2010, 2,511 employees were employed by the Company, allocated by business segment as follows:

	31 March
	2010	2009

USA and Europe Fibre Cement	1,647	1,357
Asia Pacific Fibre Cement	725	784
Research and Development	105	106
Corporate	34	53

Total from continuing operations	2,511	2,300

Of the totals noted above, at 31 March 2010 and 2009, respectively, 32 and 31 employees were employed in the Netherlands.
6.3 Financial instruments
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	31 March
(Millions of US dollars)	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value

Long-term debt
Floating	$59.0	$59.0	$230.7	$230.7
Fixed	—	—	—	—

Total	$59.0	$59.0	$230.7	$230.7

James Hardie Industries SE
Notes to the Consolidated Financial Statements
Fair values of long-term debt were determined by reference to the 31 March 2010 and 2009 market values for comparably rated debt instruments.
6.4 Financial risk management
Foreign Currency
As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows.
The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2010, there were no material contracts outstanding.
Credit Risk
Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.
The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.
The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2010 and 2009, total credit exposure arising from forward exchange contracts was not material.
Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.
The maximum exposure of credit risk is represented by the carrying amount of each financial asset in the balance sheet.
Interest Rate Risk
The Company has market risk from changes in interest rates, primarily related to its borrowings. At 31 March 2010, all of the Company’s borrowings were variable-rate. From time to time, the Company may enter into interest rate swap contracts in an effort to mitigate interest rate risk. At 31 March 2010, the Company had four interest rate swap contracts with a fair value of US$2.4 million, which is included in Accounts payable and accrued liabilities. Movements in the fair value of these interest rate swaps are recorded in the Profit and Loss account in Financial income and expenses.
6.5 Related Party Transactions
Existing Loans to our Directors and Directors of our Subsidiaries
On October 1, 2009, a former executive director of the Company repaid his loan of $14,175 in full in respect of the Executive Share Purchase Plan (which we refer to as ESPP). Loans under the ESPP are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the ESPP. The loans are collateralized by CUFS under the ESPP. No new loans to Directors or executive officers of JHI SE, under the ESPP or otherwise, and no modifications to existing loans have been made since December 1997.

James Hardie Industries SE
Notes to the Consolidated Financial Statements
There are no more outstanding loans from our executive directors or former directors of subsidiaries of JHI SE under the ESPP.
Business relationships of Directors
Deputy Chairman Mr. McGauchie was for all of fiscal year 2009 a director of Telstra Corporation Limited from whom the Company purchases communications services. Supervisory Board director Mr. van der Meer is a Supervisory Board director of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide various financial services to the Company. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these directors had significant influence over these transactions.

James Hardie Industries SE
Company Financial Statements

James Hardie Industries SE and Subsidiaries
Company Balance Sheet
(before proposed appropriation of net result)

			31 March
Millions of US dollars	Notes		2010		2009

Assets

Fixed assets	4		4,129.2		4,028.1

Current assets
Receivables		23.4		14.5
Due from group company		3.0		16.9
Prrepayments		—		4.5
Deferred Tax Asset		—		11.1
Cash and bank balances		0.3		0.4

Total current assets			26.7		47.4

			4,155.9		4,075.5

Liabilities

Shareholders’ equity	7
Called-up and paid-in share capital			344.1		337.2
Share premium account			637.5		618.8
Merger revaluation account			(623.5)		(623.5)
Retained earnings opening		934.9		1,006.3
Adjustment to retained earnings		(13.9)		—
Dividends paid		—		(34.6)

Retained earnings closing			921.0		971.7
(Loss)/income for the year			(20.7)		(36.8)
Cumulative translation reserve			(50.5)		(99.9)

			1,207.9		1,167.5

Long-term liabilities
Due to group company	5	404.5		350.1
Deferred income	6	2,500.0		2,500.0
Deferred Tax Liability		—		10.1
Other Non Current Liabilites		10.0		0.3

			2,914.5		2,860.5

Current liabilities
Accounts Payable		4.6		10.1
Due to group company		6.1		—
Income tax payable		22.3		7.3
Provisions		—		15.4
Other Current Liabilites		0.5		14.7

Total current liabilities			33.5
					47.5

			4,155.9		4,075.5

James Hardie Industries SE and Subsidiaries
Profit and Loss account

	Years ended 31 March
Millions of US dollars	2010	2009

(Loss)/income net of tax	(32.2)	(28.7)
Results from participation after tax	11.5	(8.1)

Result after taxation	(20.7)	(36.8)

James Hardie Industries SE
Notes to the Company Financial Statements
1. General
At 31 March 2010, James Hardie Industries SE was incorporated in The Netherlands with its corporate seat in Amsterdam. Its executive offices are located at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands. On June 17, 2010, we implemented Stage 2 of the Re-domicile and moved our corporate domicile to Ireland. Our corporate domicile is now located in Ireland. The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Since the 2010 profit and loss account of JHI SE is included in the consolidated financial statements, a summarised profit and loss account is disclosed in accordance with Article 2:402 Netherlands Civil Code.
2. Basis of presentation
The functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.
3. Summary of significant accounting policies
General
The Company’s financial statements were prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code and the firm pronouncements in the Dutch Accounting Standards as issued by the Dutch Accounting Standards Board. The accounting policies applied are the same as the policies disclosed in the consolidated financial statements, unless otherwise stated.
Investments in subsidiaries
The investment in subsidiaries is recorded using the net asset value method to reflect the net asset value of the subsidiaries. Investments with a negative net equity are valued at nil.
4. Financial fixed assets
     Movements in financial fixed assets

	Other	Intercomp	Investments in
Millions of US dollars	participations	any loans	subsidiaries	Total

1 April 2009
Opening balance	798.0	2,946.7	283.4	4,028.1

Additions	—	38.8	—	38.8
Repayments	—	—	—	—
Result participation	—	—	11.5	11.5
Exchange differences	—	—	50.7	50.7
Other movements	—	—	—	—

Balance at 31 March 2010	798.0	2,985.5	345.7	4,129.2

Reorganisation expenses have been disregarded in determining the fair value of assets, provisions and liabilities at the time the participating interests were acquired.
In March 2006, the Company’s investment in James Hardie Building Products Inc. was sold to a wholly owned subsidiary, James Hardie International Holdings BV, for US$2.5 billion. Sales proceeds were comprised of a US$1.702 billion note receivable from James Hardie International Holdings BV and A shares valued at US$0.798 billion. These 25% preference A shares in James Hardie International Finance Sub II are denominated in US dollars, valued at cost, and are included in the ‘Other participations’ column in the table above,
The intercompany loans balance was bifurcated as follows during the financial year 2008:
- US$1.702 billion (being the existing loan borrowed in March 2006) as an interest free loan; the loan does not have a repayment schedule.
- Remaining balance (US $1.280 billon which includes interest accrued through 31 March 2010) as an

James Hardie Industries SE
Notes to the Company Financial Statements
interest bearing loan. This second loan does have a repayment schedule for a term of 15 years. The additions of US$38.8 million, noted in the table above, represents accrued interest on this loan during the year ended 31 March 2010.
On 29 June 2010, the Company converted both intercompany receivables, totalling US$2.9 billion, due from JHIHSE, into share premium.
The balance as at 31 March 2010 represents the 100% shareholding in James Hardie N.V. (corporate seat in Amsterdam, Netherlands), James Hardie Research (Holdings) Pty Ltd (corporate seat in Sydney, Australia), RCI Holdings Pty Ltd (corporate seat in Sydney, Australia), James Hardie International Holdings SE (corporate seat in Amsterdam, Netherlands), James Hardie Insurance Ltd (corporate seat in Guernsey), and James Hardie International Finance Sub II (corporate seat in Amsterdam, Netherlands).
5. Due to Group Companies
Due to group companies comprises the intercompany loans between the Company and the group companies of the James Hardie group and other inter-company trading balances.
The following table summarizes the maturity periods of the intercompany loans:

	31 March	31 March
	2010	2009
	US$ ’000	US$ ’000
Maturity < 1 year	—	—
Maturity 2 - 5 years	404.5	350.1

	404.5	350.1

Intercompany trading balances	6.1	—

The intercompany loan payables bear interest which is at arm’s length and based upon market rates. The inter-company trading balances are non-interest bearing.
6. Other liabilities
On 31 March 2006 a restructuring of the group was completed. This included the downstream sale, based on fair value of US$2.5 billion, of James Hardie Building Products Inc. Prior to the restructure the investment in James Hardie Building Products Inc. was carried at zero. As there is no realisation of profits outside the group the resulting income is deferred and recorded under other liabilities.
The Company has no assets under finance leases.

James Hardie Industries SE
Notes to the Company Financial Statements
7. Shareholders’ Equity and current year results
Movements in the difference between the company and consolidated equity and profit/loss in the financial year are as follows:

		Share	Merger
	Issued and	premium	revaluation	Other	Retained	Undistributed	Cumulative
Millions of US dollars	paid in capital	account	account	Reserves	earnings	Profit	translation	Total
Balance 1 April 2009	219.2	618.8	(623.5)	118.0	971.7	(36.8)	(99.9)	1,167.5
Issue of ordinary shares	1.9	10.1	—	—	—	—	—	12.0
Appropriation of 2009 result	—	—	—	—	(36.8)	36.8	—	—
Result current year	—	—	—	—	—	(20.7)	—	(20.7)
Exchange differences	—	—	—	5.0	—	—	49.4	54.4
Other	—	8.6	—	—	(13.9)	—	—	(5.3)

Balance 31 March 2010	221.1	637.5	(623.5)	123.0	921.0	(20.7)	(50.5)	1,207.9

Difference in equity

Millions of US dollars
Equity according to consolidated financial statements	(117.9)
Difference in unrealised gain/loss on investment	1.2
Difference in pension accounting	(1.2)
Difference in the CTA movement	1.9
Difference in CTA on Issued capital	123.0
Results from participations	1,200.9

Equity according to company financial statements	1,207.9

The difference between equity according to the company balance sheet and equity according to the consolidated balance sheet is due to the fact that the consolidated participating interest James Hardie International Holdings SE and James Hardie International Finance Sub II have negative net asset values but are carried at nil in the company balance sheet.
Difference in profit (loss)

Millions of US dollars
Loss according to consolidated financial statements	(84.9)
Results from participations	64.2

Profit according to company financial statements	(20.7)

The issued share capital at 31 March 2010 amounts to Euro 255.0 million (2009: Euro 255.0 million). The US dollar equivalent is US$342.7 million and US$337.7 million, respectively. The exchange rate used to translate the issued share capital at 31 March 2010 was 1.3412:1 (2009: 1.3243:1).
The Company had 2,000,000,000 authorised ordinary shares and 434,524,879 and 432,263,720 issued ordinary shares at 31 March 2010 and 2009, respectively. The shares have a par value of Euro 0.59 per share.
As part of the 2001 Reorganization, the subsidiaries acquired by the Company were recorded at the market capitalization value of JHIL at the date of acquisition, which was significantly higher than the net asset value of the underlying assets in the subsidiaries acquired. A merger revaluation account is accounted for to reach the historical cost basis using the “as-if” pooling method on the basis that the transfers are between companies under common control.

James Hardie Industries SE
Notes to the Company Financial Statements
8. Provision on negative net equity of consolidated companies
Relating to the asbestos claim, management deem that the direct subsidiaries can fulfil their obligations on a stand alone basis and therefore no provisions for negative net asset values are required as at 31 March 2010 and 2009, respectively.
9. Taxation
As the head of the fiscal unity, JHI SE is wholly liable for the fiscal unity’s consolidated income tax position. The income tax payable of the Company per year end amounts to US$22.3 million and US$5.1 million for the year ended 31 March 2010 and 2009, respectively.
The fiscal unity is made up of JHISE, James Hardie International Holdings SE and James Hardie N.V. Up to 15 October 2009, James Hardie International Finance B.V. was also included in the fiscal unity.
The deferred tax balances consist of the following components:

	2010	2009
Deferred tax assets:
Capitalised research and development costs	—	1.0
Exempt release carry forward	—	10.1

	—	11.1

Deferred tax liabilities:
Financial Risk Regime balance	—	10.1

The effective tax rate differs from the statutory tax rate mainly as a result of the Dutch fiscal treatment of the Company’s activities. A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the effective income tax rate for the years ended 31 March 2010 and 2009 is as follows:

(Millions of US dollars)	2010	2009

Accounting Profit before income tax	13.9	(28.7)

At Dutch statutory income tax rate of 25.5%	3.5	(7.3)

Non tax deductible expenses	0.9	6.5
Non taxable revenues	(2.7)	(0.3)
Tax expense — other entities of fiscal unity	44.4	5.6

Income tax reported	46.1	4.5
10. Remuneration to Board of Directors members
The remuneration, including pension charges and other benefits, of current and former members of the Managing Board and Supervisory Board charged to the company, in the year under review amounted to $10.6 million (2009: $7.3 million) and $1.3 million (2009: $1.2 million) respectively.
Readers are referred to pages 6-39 of the Annual Report within this document for disclosure of the remuneration by individual.

James Hardie Industries SE
Notes to the Company Financial Statements
11. Commitments and Contingencies
Under the terms of the AFFA, the Company is the ultimate guarantor for payments due to be made by the Performing Subsidiary to AICF. This guarantee is only enforceable by AICF or the NSW Government in the event of any breach of the obligations of the performing subsidiary, a wind up event or a reconstruction event. At 31 March 2010, there is no indication that any such breach will occur and therefore there is no liability recorded on the Company’s balance sheet at that date.
12. Auditors’ Remuneration
Fees paid to the independent registered public accounting firm for services provided for fiscal years 2010 and 2009 were as follows:

	Years Ended 31 March
(In millions)	2010	2009
Local (Netherlands) Audit Fee	0.3	0.3
Audit Fees — other locations	2.2	2.1

Total Audit Fees(1)	2.5	2.4

(1)	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

James Hardie Industries SE
Notes to the Company Financial Statements
31 March 2010 — Annual Report of the Directors
The Board,

MN Hammes	DG McGauchie

B Anderson	JR Osborne

RMJ Van der Meer	D Harrison

D Dilger	L Gries

Dublin, 31 July 2010

James Hardie Industries SE
Notes to the Company Financial Statements
Other information
Profit appropriation according to the Articles of Association
Any profit appropriation must be in accordance with Article 42 of the Company’s Articles of Association as disclosed below.
42.1 Out of the profit made in any financial year shall first be retained by way of reserve, with due observance of applicable provisions of Law relating to statutory reserves (wettelijke reserves) such portion of the profit — the positive balance of the profit and loss account — as determined by the Joint Board prior to completion of Stage 1 of the re-domicile on 19 February 2010 and the Supervisory Board thereafter.
42.2 The portion of the profit remaining after application of article 42.1, shall be at the disposal of the Joint Board.
42.3 Subject to the Law and these Articles, the Joint Board prior to completion of Stage 1 of the re-domicile on 19 February 2010 and the Supervisory Board thereafter may resolve to declare a dividend and fix the date and amount of payment and determine as to whether or not profits are distributed to Shareholders either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 42 is not in force.
42.4 Subject to the provisions of section 2:105 subsection 4 Dutch Civil Code, and these Articles the Joint Board prior to completion of Stage 1 of the re-domicile on 19 February 2010 and the Supervisory Board thereafter may resolve to declare an interim dividend on Shares. Interim dividends may be distributed to the Shareholders, in proportion to the number of Shares held by each of them, either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 42 is not in force.
42.5 Dividends shall be divisible among the Shareholders in proportion to the nominal amount paid (or credited as paid) (excluding the amounts unpaid on those Shares pursuant to article 5) on the Shares of each Shareholder without prejudice to the other provisions of this article 42. To the extent one or more payments on Shares are made during the period to which a dividend relates, the dividend on the amounts so paid on Shares shall be reduced pro rata to the date of these payments.
42.6 The Company can only declare dividends in so far as its shareholders equity (eigen vermogen) exceeds the amount of the paid up and called portion of the share capital, plus the statutory reserves (wettelijke reserves).
Proposed profit appropriation
It is proposed to deduct the net loss for the period from retained earnings. This proposal has not been reflected in these financial statements.
During fiscal year 2010, JHI SE paid no dividends.
Subsequent events
Reorganisation
On June 2, 2010, our shareholders approved Stage 2 of the Re-domicile. Following this vote, on June 17, 2010, we moved our corporate domicile to Ireland and are now subject to Irish law in addition to the SE Regulations, European Union Council Regulations and relevant European Union Directives.
Financial Fixed Assets
As decribed in Note 4, on 29 June 2010, the Company converted its intercompany receivable, totalling US$2.9 billion, due from JHIHSE, into share premium.

To: the Directors and the General Meeting of Shareholders of James Hardie Industries SE
Auditor’s report
Report on the financial statements
We have audited the accompanying financial statements of James Hardie Industries SE, Dublin, for the year ended 31 March, 2010, as set out on pages 94 to 141, which comprise the consolidated and company balance sheet as at 31 March, 2010, the consolidated and company profit and loss account for the year then ended, the consolidated cash flow statement as at 31 March, 2010, and the notes.
As referred to in note 1.1 in the notes to the consolidated financial statements, James Hardie Industries SE was domiciled in Amsterdam, The Netherlands as of 31 March, 2010 and redomiciled to Dublin, Ireland on 17 June, 2010.
Management’s responsibility
Management is responsible for the preparation and fair presentation of the financial statements and for the preparation of the Directors’ report, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of James Hardie Industries SE as at 31 March, 2010, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the Directors’ report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.
Amsterdam, 31 July, 2010
Ernst & Young Accountants LLP
S.D.J. Overbeek-Goeseije